

2011 Vistaprint ANNUAL REPORT

Notice of Annual General Meeting of Shareholders | Proxy Statement

Vistaprint empowers millions of people worldwide to

make a living · make a connection · make a difference

CONTINUED STRONG FINANCIAL AND OPERATING PERFORMANCE



Annual Revenue
U.S. Dollars in Millions
$0
$100
$200
$300
$400
$500
$600
$700
$800
Non-U.S.
U.S.
$152.1
$255.9
$400.7
$515.8
$670.0
$817.0
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011



Diluted Earnings Per Share (EPS)
U.S. Dollars
$0.00
$0.25
$0.50
$0.75
$1.00
$1.25
$1.50
$1.75
$2.00
$0.45
$0.60
$0.87
$1.25
$1.49
$1.83
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011



Number of Unique Customers
Millions
0
1
2
3
4
5
6
7
8
9
10
11
12
2.7
4.1
6.2
8.0
9.6
11.4
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011



Average Bookings Per Unique Customer
U.S. Dollars
$0
$10
$20
$30
$40
$50
$60
$70
$80
$53
$58
$61
$63
$70
$72
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011

Dear Fellow Shareholder:

Vistaprint delivered strong financial results in fiscal year 2011, with revenue of $817 million and U.S. GAAP earnings per share of $1.83. Compared to the prior fiscal year revenue grew 22 percent while earnings per share grew 23 percent. Cash from operations was also strong at $162.6 million. High return on invested capital reflected the positive financial payback on past investments.

Operationally we also performed well last year. We acquired over 7.4 million new customers and grew our unique customer count to 11.4 million. Average bookings per customer increased to $72 for the year. Our revenue from non-U.S. markets grew 29 percent as we continued to capture share in Europe and Asia Pacific, a testament to the focus we have placed on building our teams around the globe and expanding our geographic reach over the years.

Importantly, last year we also began to execute on initiatives that we believe will drive higher revenue growth, build scale, and drive competitive advantage. We believe that improving the customer experience, extending customer reach through lifetime value based marketing, and driving further efficiencies and quality via manufacturing and engineering efforts will help us to capture the large opportunity still ahead of us. We have adjusted our investment strategy in order to fund robustly these and other operating strategies. We expect that this new investment approach will result in a material reduction in earnings in fiscal year 2012. However, we believe that by investing strongly in our operational strategies we will improve our long-term revenue and earnings growth. To reflect this belief, we have introduced targets for fiscal 2016 of revenue of at least $2 billion and U.S. GAAP earnings per share of about $5.00.

Neither the strong year we just delivered nor our plans to build a bigger, stronger company for the future would be possible without our talented and dedicated employees. Vistaprint employs over 2,800 people in 12 countries, and their drive and commitment are invaluable. As CEO of the company, I thank them all for their contributions.

I have always had high expectations for Vistaprint and I continue to believe that each year we make progress toward building a transformational and enduring business. Our strong record over the years reinforces our belief that the right thing to do is to continue to invest decisively so as to build even greater value for our customers, our employees, and our shareholders.

Yours very truly,



Robert S. Keane
Chairman of the Management Board, President and CEO

Special Note Regarding Forward-Looking Statements
The statements in this letter concerning our expectations for the future growth and development of our business constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995, including but not limited to statements about our five-year revenue and earnings per share targets, our planned investments in our business and the anticipated effects of those investments. Our actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including but not limited to those contained in the Risk Factors section of this Annual Report.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended June 30, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 000-51539

Vistaprint N.V.
(Exact Name of Registrant as Specified in Its Charter)

The Netherlands **(State or Other Jurisdiction of Incorporation or Organization)**	**98-0417483** **(I.R.S. Employer Identification No.)**

Hudsonweg 8
5928 LW Venlo
The Netherlands
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: 31-77-850-7700
Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Ordinary Shares, €0.01 par value	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Exchange Act Rule 12b-2).

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
	Smaller reporting company ☐	(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the ordinary shares held by non-affiliates of the registrant was approximately $1.87 billion on December 31, 2010 (the last business day of the registrant's most recently completed second fiscal quarter) based on the last reported sale price of the registrant's ordinary shares on the NASDAQ Global Select Market.

As of August 12, 2011, there were outstanding 40,140,338 ordinary shares, par value €0.01 per share, of Vistaprint N.V.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended June 30, 2011. Portions of such proxy statement are incorporated by reference into Items 10, 11, 12, 13, and 14 of Part III of this Annual Report on Form 10-K.

VISTAPRINT N.V.
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended June 30, 2011

TABLE OF CONTENTS

PART I

Item 1. *Business*

This Annual Report on Form 10-K and the documents that we incorporate by reference in this report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management and information currently available to our management. Use of words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "goal," "should," "likely" or similar expressions, indicate a forward-looking statement. While we may elect to update these forward-looking statements, we specifically disclaim any obligation to do so, even if our expectations change. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to, those set forth under the heading "Risk Factors."

Overview

We are a leading online provider of coordinated portfolios of customized marketing products and services to micro businesses worldwide. We offer a broad spectrum of complementary products and services ranging from business cards, brochures and post cards to customized apparel, invitations and announcements, holiday cards, calendars, direct mail services, promotional gifts, signage, website design and hosting services and email marketing services. While we focus primarily on micro business marketing products and services, consumers also purchase many of our products, such as invitations and announcements, greeting cards, and calendars.

We offer compelling value to our customers through innovative technology, a broad selection of customized products and services, low pricing and personalized customer service. While we offer a broad selection of designs and formats, we seek to reduce manufacturing complexity and costs by using limited characteristics that can be reconfigured and combined. This reduces our costs versus comparable marketing products and services produced using traditional methods. This approach has allowed us to successfully penetrate the large, fragmented and geographically dispersed micro business and home and family markets.

We have standardized, automated and integrated the design and production process, from design conceptualization to product shipment and service delivery. Customers can use our proprietary design software to easily create and order full-color, personalized, professional-looking marketing products and services, without any prior design training or experience. Customers have access to extensive graphic designs, design templates, photographs and illustrations as well as logo design services and content suggestions. We are also able to automatically match and adapt graphic content from one product format to another, which allows us to generate and display complementary products and services as part of the ordering process.

Our proprietary Internet-based order processing systems receive and store tens of thousands of individual orders on a daily basis and, using complex algorithms, organize these orders for efficient production and delivery to our customers. Through our production technologies and highly automated manufacturing facilities, we are able to significantly reduce the costs and inefficiencies associated with traditional production and can provide customized finished products in as little as two days from design to delivery. During the fiscal year ended June 30, 2011, our customers placed approximately 22.9 million orders.

Our total revenues have grown from $6.1 million for the fiscal year ended June 30, 2001 to $817.0 million for the fiscal year ended June 30, 2011. All of our revenue growth has been organic.

Market and Industry Background

The Marketplace for Micro Business Marketing Products and Services

We focus on providing marketing products and services for the micro business market, generally businesses or organizations with fewer than 10 employees and usually 2 or fewer. We believe that there are approximately 60 million businesses with fewer than 10 employees in the United States, Canada, and the European Union and that these micro businesses undergo frequent changes with many forming and dissolving each year, creating a large market for business identity products and services in addition to marketing products and services. We also believe that, in response to the growth of the Internet and the emergence of digital production technologies, micro businesses are shifting from traditional suppliers of customized marketing products and media toward online alternatives.

In the past, a business seeking customized marketing products and services could either hire a designer to develop and coordinate the production of marketing materials or produce printed materials themselves using desktop software and an inkjet or laser printer. A designer can produce a professionally coordinated portfolio of marketing products and services, but this is a significantly more costly and time-consuming alternative, whereas traditional self-service typically produces less sophisticated and lower quality output. We believe that neither alternative satisfies the needs of micro businesses, which typically lack the resources or skills to generate satisfactory results using either approach.

Online commerce provides significant advantages and opportunities to micro business customers seeking customized marketing products and services at affordable prices. These customers do not typically need the large quantities that are traditionally required to achieve low per-unit pricing and do not maintain dedicated procurement departments to negotiate pricing effectively. We believe the high price, inconvenience and complexity of traditionally procuring customized marketing products and services have historically dissuaded micro business customers from purchasing these products and services. We believe that the highly fragmented, geographically dispersed nature of the micro business market is ideally suited for Internet-based procurement, as the Internet provides a standardized interface through web browsers, availability seven days a week, 24 hours a day, the ability to offer a wide selection of products and services, and the opportunity to efficiently aggregate individual orders into larger and more efficient production units.

We believe that the micro business market has been underserved by expensive traditional marketing alternatives. Further, we believe that the sophistication of marketing efforts by larger businesses demonstrates to micro business owners the attractiveness of multi-format coordinated marketing portfolios. We also believe there is a significant advantage to combining the Internet's ability to reach these highly fragmented markets with an integrated design and production process that can rapidly deliver sophisticated, high quality marketing products and services. In addition, we believe that coordinated portfolios of marketing products and services can help micro businesses appear more competent and professional, which can enhance their customer relationships and prospects for success.

The Marketplace for Customized Products and Services for the Home and Family

While we focus primarily on micro business marketing products and services, many of our product formats are also purchased by consumers seeking customized announcements, greeting cards, calendars, stationery, and personalized gifts. In the past, many such products were supplied by an industry comprising print manufacturing wholesalers and local retailers, such as stationery stores. Compared with today's Internet-based alternatives, traditional offerings were relatively limited, prices were significantly higher, and delivery often required longer lead times. Graphic designs were limited and it was rarely possible to incorporate full color photography into the design.

Online commerce combined with digital production technologies provides significant advantages and opportunities to consumers seeking high quality personalized announcements, greeting cards, calendars, stationery and personalized gifts at affordable prices. Although the overall market opportunity for these types of products is very large, Vistaprint currently approaches this space opportunistically. We primarily market our consumer-oriented products to our existing base of micro business customers, many of whom also have a desire to purchase personalized products for home and family use.

Value for Customers

We provide our customers with the following benefits:

Low Prices and Small Quantities

We sell custom designed and manufactured products and services in quantities that are appropriate for micro businesses, which can often be as few as a single unit. At the same time, our high volume, highly automated production facilities produce small quantity orders at low cost, allowing us to sell at low prices.

Portfolios of Coordinated Marketing Products and Services

Our proprietary, web-based design software uses algorithms to easily and automatically create high quality, personalized, professional looking designs from our portfolio of high quality photographic and illustration stock images, thousands of layouts and templates, dozens of fonts and dozens of color schemes. Customers can also easily incorporate their own uploaded photographs, logos or complete designs. Once a design is complete, we offer our customers a range of matching products and related services, including signage, websites and email marketing, business identity, direct mail services, apparel and promotional gifts.

Broad Range of Products and Services

We offer a broad spectrum of products and services for the business and home and family markets, including:

Paper based
- brochures
- business cards
- data sheets
- desk and wall calendars
- envelopes
- folded cards
- flyers
- holiday cards
- invitations and announcements
- letterhead
- note cards and note pads
- presentation folders
- return address labels
- standard and oversized postcards
- sticky notes
- personalized notebooks
- photo flip books
- folded business cards
- personalized stickers
- mailing labels

Non-paper based
- banners
- car door magnets
- decals
- hats
- key chains
- lawn signs
- printed and engraved pens
- refrigerator magnets
- rubber stamps
- t-shirts
- tote bags
- mouse pads
- mugs
- luggage tags
- embroidered apparel

Digital and Marketing Services
- caricature content
- email marketing services
- logo design
- mailing services
- website design and hosting
- online search profiles
- search engine optimization
- blogs
- personalized email domains

Our home and family line includes holiday cards, calendars, posters, invitations and announcements, stickers and photo flip books as well as other categories within the products and services listed above.

High Quality Production

For our print jobs of quantities ranging from 250 to 500, we typically use commercial offset presses that normally are used for conventional long run, high quality print jobs, such as high end consumer goods packaging, in which typical quantities run into the thousands or more. For our lower quantity print jobs, we typically employ commercial digital printing equipment. For a number of our non-paper-based products, we have acquired advanced digital production equipment and configured these machines in dedicated production cells that are customized for the particular application. In addition, we have developed proprietary production methods to improve our efficiency and the quality of our products. Our quality assurance systems employ principles of world-class manufacturing designed to ensure that we consistently deliver high-quality products.

Fast Design to Delivery Turnaround

We design, produce, process and deliver multiple high-quality, customized orders in as little as two days.

Do It Yourself Service and Assisted Service

Our easy to use online tools and design software allow customers to create their own marketing products. Customers who need help during the design or checkout process can access customer service agents via phone, email or chat in multiple languages.

The Customer Design and Purchase Experience

We recognize that our customers have differing needs, skills, and expertise, and we offer a corresponding range of customer service options. Our websites offer a full complement of tools and features allowing customers to create a product design or upload their own complete design, and place an order on a completely self-service basis. Those customers in Dutch, English, French, German, Italian, and Spanish speaking markets who have started the design process but find that they require some guidance or design help can, with the assistance of our customer service, sales and design support personnel, obtain real-time design or ordering assistance. We also offer email support to customers of our other localized websites.

Designing Online

Customers visiting our websites can select the type of product they wish to design from our broad range of available products. When a product type has been selected, the customer can initiate the design process by using our predefined industry styles and theme categories, by entering one or more keywords in our image search tool, or by uploading the customer's own design. If the customer chooses to do a keyword search, our automated design logic will, in real time, create and display to the customer a variety of product templates containing images related to the customer's keyword. When the customer chooses a particular template for personalization, our user-friendly, browser-based product design and editing tools are downloaded from our servers to the customer's browser. We enable the customer to quickly and easily perform a wide range of design and editing functions on the selected design, such as:

- entering and editing text;
- cropping images or entirely replacing images with other images;
- repositioning product elements using conventional drag-and-drop functionality;
- changing fonts or font characteristics;
- uploading customer images or logos;
- changing color schemes; and
- zooming in and out.

Customer Support Experience

We are committed to providing high levels of customer service and support. We offer e-mail support for customers on most of our localized websites. We augment our e-mail support and our online tools with knowledgeable, trained service, sales and design support staff that service our markets.

Our English-language customer service, sales and design support center is located in Montego Bay, Jamaica. Our Dutch and German-language support is in Berlin, Germany. Our French, Italian and Spanish-language support is in our facility in Tunis, Tunisia. These three facilities were staffed by over 610 customer service, sales and design support employees as of June 30, 2011. Using our proprietary design software applications, combined with voice over internet protocol telephone transmission technology and call center management tools, we believe our agents and designers provide a high quality customer service experience.

Post-Design Check-Out Process

Customers purchasing products check out either via a standard e-commerce self-service shopping basket or by providing their order and payment information via telephone to one of our service agents. We offer a variety of secure payment methods, with the payment options varying to meet the customs and practices of each of our localized sites. These payment alternatives include credit or debit card, PayPal, check, wire transfer or other methods. During the check-out process, customers are also typically presented with offers for additional products and services from us and our marketing partners. Using our automated *VistaMatch* product design capabilities, customers who designed products using our content can be shown automatically generated images of matching products. Each of these automatically generated product offers can be quickly and simply added to the customer's order.

Our Competitive Advantage

We have invested significantly in three core areas to build a strong advantage versus traditional competitors:

- Proprietary technology and intellectual property
- Mass customization manufacturing
- Direct marketing expertise

We have developed a direct-to-customer solution using proprietary Internet-based software technologies to market and merchandise our products and services to our customers as well as standardize, automate and integrate the design and production process, from concept through finished product shipment and service delivery. Our software can match and adapt graphic elements from one product format to another, which allows us to offer a coordinated portfolio of products and services. Automation and integration allow us to provide high quality, custom design products and services at affordable prices for the micro business or home and family.

We have built our service to scale worldwide, and as of June 30, 2011, we serve customers in more than 120 countries and we have 17 localized websites serving European countries and 5 localized websites serving Asia-Pacific countries. In the year ended June 30, 2011, we generated 47% of our revenues from websites that are targeted at countries other than the United States. We have a North American marketing and administrative office in Lexington, Massachusetts, a North American production facility in Windsor, Ontario, a European marketing and administrative office in Barcelona, Spain, a European production facility in Venlo, the Netherlands, a production facility in Deer Park, Australia and a marketing office in Sydney, Australia. Our localization and language map content management system software facilitates our entry into new markets and allows us to make changes to all of our localized websites with the same software and relatively simple, standardized and low-cost procedures. We also have customer service, sales and design support for the English, Dutch, French, German, Italian, and Spanish speaking markets through our offices in Montego Bay, Jamaica, Tunis, Tunisia and Berlin, Germany.

Proprietary Technology

We rely on our advanced proprietary technology to market to, attract and retain our customers, enable customers to create graphic designs and place orders on our websites, and aggregate and produce multiple orders from all over the world. This technology includes:

Design and Document Creation Technologies

Our design creation technologies enable customers, by themselves or together with the assistance of our design support staff, to design and create high quality marketing materials from their homes or offices. Our document model architecture and technology employs Internet-compatible data structures to define, process and store product designs as a set of separately searchable, combinable and modifiable component elements. In comparison to traditional document storage and presentation technologies, such as bitmap or PDFs, this architecture provides significant advantages in storing, manipulating and modifying design elements, allowing us to generate customized initial and later matching product design options automatically in real time.

Our auto-matching design software algorithmically generates customized product designs in real-time based on key-word searches, enabling professional-looking graphic layouts to be easily and quickly created by customers without graphic arts training.

VistaStudio is our product design and editing software suite that is downloaded to our customer's computer from our server and runs in the customer's browser. This browser-based software provides real-time client-side editing capabilities plus extensive system scalability. A wide variety of layouts, color schemes and fonts are provided and an extensive selection of high quality photographs and illustrations are currently available for use by customers in product design. Customers can also upload their own images and logos for incorporation into their product designs.

Our Internet-based, remote, real-time, co-creativity and project management application and database enables customers and our design agents to cooperatively design a product across the Internet in real-time, while simultaneously engaging in voice communication.

Our Internet-based website design and layout tool enables customers with no experience in creating websites to quickly design and publish a website. The interface provides customers with the ability to update their content in a simple editing environment that closely mimics what the website will look like when published. Some of the features that customers can add to their website using this tool include images, maps, electronic payment processing, downloadable files and contact forms. Customers seeking to improve their ranking among search engines can modify their content and search keywords through a simple interface. Customers can change their website design in real time and can choose from hundreds of different templates categorized by industry and style. In addition, we offer a platform for customers to self-manage e-mail marketing solutions for their business.

Pre-Press and Print Production Technologies

Our pre-production and production technologies efficiently process and aggregate customer orders, prepare orders for high-quality production and manage production, addressing and shipment of these orders.

DrawDocs is our automated pre-printing press technology that prepares customer documents received over the Internet for high-resolution printing. *DrawDocs* ensures that the high-resolution press-ready version of the customer's design will produce a product that matches the graphic design that was displayed in the customer's Internet browser.

Our *VistaBridge* technology allows us to efficiently store, process and aggregate tens of thousands of Internet orders every day. The system automates the workflow into our high-volume production facilities by using complex algorithms to aggregate pending individual print jobs having similar printing parameters and combine the compatible orders into a single production run or set of homogenous production runs. The technology calculates the optimal allocation of print orders that will result in the lowest production cost but still ensure on-time delivery. In our fiscal year ended June 30, 2011 we fulfilled approximately 22.9 million orders, and orders often contain multiple customized items, which can result in more than 100,000 individual stored items awaiting production. Our aggregation software regularly scans these pending jobs and analyzes a variety of production characteristics, including quantity, type and format of raw material, color versus black and white, single or double-sided print, delivery date, shipping location, type of production system being used and type of product. For printed products, the *VistaBridge* software then automatically aggregates orders with similar production characteristics from multiple customers into a single document image that is transferred to either a digital press or to an automated plating system that produces offset printing plates. For example, in the case of business cards being printed on large offset presses, up to 143 separate customer orders can be simultaneously printed as a single aggregated print file.

Viper is our workflow and production management software for tracking and managing our worldwide production facilities on a networked basis. *Viper* monitors and manages bar-code driven production batch and order management, pick and pack operations, and addressing and shipping of orders.

Marketing Technologies

We use our marketing technologies to test changes to our websites and new product offers in order to enhance our offerings and customer value proposition. In addition, we automatically generate and display additional products incorporating the customer's initial design, facilitating the cross-sale of related products and services.

Split Run Testing technology assigns our website visitors to test and control groups. Depending on the test group to which a visitor is assigned, he or she can be shown slightly different versions of our website. This technology permits us to evaluate changes to our websites on a relatively small but still statistically significant test group prior to general release. We then use analytics software to correlate the changes on the site with the visitor's browsing and purchasing behavior and to compare our profitability for a given pair of test and control groups. Our testing engine allows us to run hundreds of these tests simultaneously on our websites, reducing the time to take an idea from concept to full deployment and allowing us to quickly identify and roll-out the most promising and profitable ideas and promotions to maximize our customer value proposition.

VistaMatch Software automatically generates and displays one or more additional customized product designs based upon a customer's existing design. Design elements and customer information are automatically transferred to the additional design so that customers do not spend additional time searching for other products or templates or re-entering data. For example, a customer purchasing business cards can automatically be shown matching return address labels, magnets, calendars, T-Shirts, pens, websites and similar products. Each of these automatically generated product offers can be quickly and simply added to the customer's order.

Automated Cross-Sell and Up-Sell technology permits us to show a customer, while the customer is in the process of purchasing a product, marketing offers for one or more additional or related products. We use this technology to dynamically determine the most effective products to offer to customers based on a number of variables including how the customer reached the website, the customer's purchase history, the contents of the customer's shopping basket and the various pages within the website that the customer has visited.

Localization/Language Map is our content management system that permits all of our localized websites, and the changes to those websites, to be managed by the same software engine. Text and image components of our web pages are separated, translated and stored in our managed content database. If a piece of content is reused, the desired content automatically appears in its correct language on all websites, enabling our localized websites, regardless of the language or country specific content, to share a single set of web pages that automatically use the appropriate content, significantly reducing our software installation, deployment and maintenance costs.

Technology Development

We intend to continue developing and enhancing our proprietary and licensed software programs and our manufacturing processes. As of June 30, 2011, more than 360 of our employees were engaged in technology development. Our technology and development expenses were approximately 12% of total revenues in the years ended June 30, 2011, 2010, and 2009, respectively.

We have designed our website technologies and infrastructure to scale to accommodate future geographic expansion and growth in the number of customer visits, orders, and product and service offerings. This Internet-based architecture makes our applications highly scalable and offers our customers fast system responsiveness when editing document designs. Our production technologies for aggregating jobs in preparation for manufacturing are designed to readily scale as we grow. The more individual jobs received in a time period, the more efficiently aggregations, or gangs, of similar jobs can be assembled and moved to the printing system, thereby maximizing the efficient use of the production equipment and increasing overall system throughput.

Our customer-facing systems infrastructure, web and database servers are hosted in Bermuda and we maintain data centers for backend server operations in our production facilities. Our site systems are operated 24 hours a day, seven days a week. We believe our IT solution is highly scalable, requiring only the addition of relatively inexpensive servers and processors.

Security is provided at multiple levels in both our hardware and software. We use 128-bit encryption technology for secure transmission of confidential personal information between customers and our web servers. All customer data is held behind firewalls. In addition, customer payment information is encrypted. We use fraud prevention technology to identify potentially fraudulent transactions.

In addition, we seek to strengthen our manufacturing and supply chain capabilities through engineering disciplines such as automation, manufacturing, facilities and new product design, and process and color control.

Intellectual Property

We seek to protect our proprietary rights through a combination of patent, copyright, trade secret, and trademark law and contractual restrictions, such as confidentiality agreements and proprietary rights agreements. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and control access to and distribution of our proprietary information.

We currently hold 56 issued patents worldwide, and we continue to file new patent applications around the world. Subject to our continued payment of required patent maintenance fees, our currently issued patents will expire between December 2017 and March 2030. Our primary brand is "Vistaprint," and we hold trademark registrations for the Vistaprint trademark in 22 jurisdictions, including registrations in our major markets in North America, Europe, and Asia Pacific.

The content of our websites and our downloadable software tools are copyrighted materials protected under international copyright laws and conventions. These materials are further protected by the Terms of Use posted on each of our websites, which customers acknowledge and accept during the purchase process. We currently own or control a number of Internet domain names used in connection with our various websites, including Vistaprint.com and related names. Most of our localized sites use local country code domain names, such as Vistaprint.it for our Italian site.

From time to time, we are involved in lawsuits or disputes in which third parties claim that we have violated their intellectual property rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. You can find more information about the risks relating to our intellectual property rights in Item 1A of Part I, "Risk Factors" in this Annual Report.

Mass Customization Manufacturing

Our high-volume, standardized, scalable production processes are driven by sophisticated proprietary software described above. Our technologies are designed to readily scale as the number of orders received per day increases. As more individual print jobs are received, similar jobs can be aggregated and moved to the printing system more efficiently, thereby optimizing the use of the printing equipment and increasing overall system throughput. Our proprietary workflow and production management software allows us to deliver final products to customers in as few as two days. We believe that our strategy of seeking to automate and systematize our service and production systems enables us to reach and serve small-scale customers more effectively than our competitors.

With the improvements we have made in automating the design and production process, we can produce and ship an order the same day we send it to production, which results in minimal inventory levels and reduced working capital requirements. We can also produce complementary custom products in a timely fashion, allowing us to produce and deliver multi-part orders quickly and efficiently. This allows us to produce high-quality, low-priced products at high margins even though our average order values are low by traditional standards.

As orders are received, we automatically route production jobs, often aggregated by our *VistaBridge* technology, to the type and location of production system that is most appropriate and cost efficient for the type of product ordered. Printed paper products ordered in larger quantities, such as business cards, postcards, letterhead and the like, are typically produced using a single pass on state of the art automated, high-volume, offset, professional quality printing presses. Products produced in smaller quantities or using special materials, such as holiday cards, apparel, signage, invitations, return address labels, and magnets, are typically produced on digital equipment. In most cases, individual orders from multiple customers are aggregated to create larger jobs, allowing multiple orders to be simultaneously produced.

Our proprietary *Viper* software and sophisticated automation solutions combined with software from our suppliers allow us to integrate and automate the manufacturing process. This process includes:

- the pre-press process, during which digital files are transferred directly from our computer servers to the manufacturing system at the appropriate production facility;
- automatic plate loading systems that eliminate all manual steps of offset printing other than a quick 'toaster like' insertion and removal of plates;
- automatic ink key setting whereby ink fountain keys, which control color application, are set automatically from an analysis of the pixelized data used to image plates; and
- automated color management, which adjusts digital images prior to printing, assuring that colors match when processed across different printing presses and substrates.

Once printed, individual paper product orders are separated using computerized cutting systems, assembled, packaged, addressed, and shipped to the customer. *Viper* processes and then communicates electronically with shipping carriers, assuring smooth tracking and information flow to the customer until final confirmation of delivery.

Requiring as little as 13 seconds of pre-press, printing, cutting and boxing labor for a typical order of 250 business cards, versus an hour or more for traditional printers, this process enables us to print many high quality customized orders using a fraction of the labor of typical traditional printers. Our quality control systems are designed around the principles of world-class manufacturing to ensure that we consistently deliver high quality products.

Sales and Marketing

We have developed expertise in direct marketing to target new customers across various channels and to drive more traffic to our websites, as well as to retain existing customers.

To acquire new customers, we employ sophisticated direct marketing technologies and management practices using the Internet, e-mail, and traditional direct marketing mailings. Through channels such as our own permission-based outbound emails and direct URL type-in, we are able to secure orders at relatively low cost. In addition, many of the products that we offer our customers contain the Vistaprint logo and reference our website. Our products, by their nature, are purchased by our customers for the purpose of being further distributed to business or personal contacts. As such, the appearance of our brand on the products yields broad and ongoing distribution and visibility of our brand and presents the opportunity for beneficial viral and word-of-mouth advertising. We have also run television broadcast campaigns in the United States and have tested this channel in other markets.

We have developed tools and techniques for measuring the result of each provider of direct marketing services and of each marketing message or product or service offer. In addition, our customer split-run testing technology allows us to divide prospective or returning customers visiting our websites into sub-groups that are presented with different product and service selections, prices and/or marketing messages. This allows us to test or introduce new products and services on a limited basis, test various price points on products and services or test different marketing messages related to product or service offerings.

We place advertisements on the websites of companies such as eBay and Amazon, contract for targeted e-mail marketing services from vendors such as MyPoints, and contract for placement on leading search engines such as Google, Bing and Yahoo!. We maintain affiliate programs with companies under which we permit program members to include hyperlinks to our websites on their sites and in promotional materials and we pay program members for sales generated through those links.

We have also entered into a variety of strategic partnerships that facilitate access to customers that would be difficult to reach through traditional direct marketing channels. We focus on cultivating opportunities with strategic importance in the micro business marketplace and seek to partner with companies that have large numbers of well established micro business customer relationships.

For example, we have developed a scalable capability to address the market of customers who choose to order customized products and services through retail and online properties of office superstores, retailers and copy storefronts, through strategic partnerships with third parties and we have also entered into strategic partnerships with online and software vendors to small businesses. We believe we are positioned to develop additional relationships in similar markets.

In addition, we create co-branded versions of our websites and web landing pages for companies in a variety of industries, such as franchised organizations seeking brand consistency. In general, these arrangements involve payment of a commission or revenue share to these companies for sales of our products and services generated through these websites and web pages.

Competition

The markets for small business marketing products and services and home and family custom products, including the printing and graphic design market, are intensely competitive, highly fragmented and geographically dispersed, with many existing and potential competitors. We compete on the basis of breadth of product offerings, price, convenience, quality, design content, design options and tools, customer and design services, ease of use, and production and delivery speed. It is our intention to offer high quality design, production and marketing services at low price points and in doing so, offer our customers an attractive value proposition. Our current competition includes one or a combination of the following:

- traditional storefront printing and graphic design companies;
- office superstores, drug store chains, food retailers and other major retailers targeting small business and consumer markets;
- wholesale printers;
- online printing and graphic design companies, many of which provide printed products and services similar to ours;
- self-service desktop design and publishing using personal computer software with a laser or inkjet printer and specialty paper;
- email marketing services companies;
- website design and hosting companies;
- suppliers of custom apparel, promotional products and customized gifts;
- online photo product companies; and
- Internet firms and retailers.

As we expand our geographic reach, product and service portfolio and customer base, our competition increases. Our geographic expansion creates competition with competitors with a multi-national presence and experienced local vendors. Recent product offerings such as websites, email marketing, apparel and photo products have resulted in new competition as a result of us entering those markets. We encounter competition from large retailers offering a wide breadth of products and highly focused companies concentrated on a subset of our customers or product offerings.

Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, more focus on a given sub-set of our business, existing customer and supplier relationships, or significantly greater financial, marketing and other resources. Some of our competitors currently work together, and additional competitors may do so in the future through strategic business agreements or acquisitions.

Some of our competitors that either already have an online presence or are seeking to establish an online presence may be able to devote substantially more resources to website and systems development than we can. In addition, larger, more established and better capitalized entities may acquire, invest or partner with online competitors as use of the Internet and other online services increases. Competitors may also develop new or enhanced products, technologies or capabilities that could render many of the products, services and content we offer obsolete or less competitive.

Business Segment and Geographic Information

We manage our business primarily on a geographic basis. Effective at the beginning of fiscal 2011, our reportable operating segments consist of North America, Europe and Asia Pacific. For more segment and geographic information about our revenues, operating income and long-lived assets, see Item 8 of Part II, "Financial Statements and Supplementary Data — Note 11 — Segment Reporting" and Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The descriptions of our business, products, and markets in this business section apply to all of our operating segments.

Seasonality

Our second fiscal quarter, ending December 31, includes the majority of the holiday shopping season and has become our strongest quarter for sales of our consumer-oriented products, such as holiday cards, calendars and personalized gifts. Net income during the second fiscal quarter represented 41%, 40%, and 33% of annual net income in the years ended June 30, 2011, 2010, and 2009, respectively.

Government Regulation

We are not currently subject to direct national, federal, state, provincial or local regulation other than regulations applicable to businesses generally or directly applicable to online commerce. The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model. We do not currently provide individual personal information regarding our users to third parties without the user's permission. You can find more information about the risks relating to government regulation in Item 1A of Part I, "Risk Factors" in this Annual Report.

Employees

As of June 30, 2011, we had approximately 2,600 full-time and approximately 200 temporary employees worldwide. As of June 30, 2011, our largest facilities in terms of employee count were in the United States, Canada, Jamaica, and the Netherlands, each of which employed approximately 400 to 700 people. None of our employees are represented by a labor union. We are required to provide certain employees in our Venlo facility with compensation and benefits equal to or greater than those provided in a collective bargaining agreement covering employees in the Dutch printing trade, and compensation and benefits for employees in our Barcelona office are equal to or greater than those of the Catalonian collective bargaining agreement for office businesses. We have not experienced any work stoppages and believe that relations with our employees are good.

Corporate Information

Vistaprint N.V. was incorporated under the laws of the Netherlands on June 5, 2009 and on August 30, 2009 became the publicly traded parent company of the Vistaprint group of entities. We maintain our registered office in the Netherlands at Hudsonweg 8, 5928 LW Venlo, the Netherlands. Our telephone number in the Netherlands is +31-77-850-7700. As a result of our change of domicile from Bermuda to the Netherlands on August 30, 2009, the common shareholders of Vistaprint Limited became ordinary shareholders of Vistaprint N.V. and Vistaprint N.V. became the publicly traded parent company of the Vistaprint group of entities. Vistaprint Limited, the immediate predecessor corporation to Vistaprint N.V., was incorporated under the laws of Bermuda in April 2002.

Available Information

We are registered as a reporting company under the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Accordingly, we file or furnish with the U.S. Securities and Exchange Commission, or the SEC, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements as required by the Exchange Act and the rules and regulations of the SEC. The public may read and copy our reports, proxy statements and other materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room is available by calling 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, such as Vistaprint N.V, that file electronically with the SEC. The address of this website is *www.sec.gov.* We make available, free of charge through our United States website, the reports, proxy statements, amendments and other materials we file with or furnish to the SEC as soon as reasonably practicable after we electronically file or furnish such materials with or to the SEC. The address of our United States website is *www.vistaprint.com.* We are not including the information contained on our website, or information that can be accessed by links contained on our website, as a part of, or incorporating it by reference into, this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

We caution you that our actual future results may vary materially from those contained in forward-looking statements that we make in this Report and other filings with the SEC, press releases, communications with investors and oral statements due to the following important factors, among others. Our forward-looking statements in this Report and in any other public statements we make may turn out to be wrong. These statements can be affected by, among other things, inaccurate assumptions we might make or by known or unknown risks and uncertainties or risks we currently deem immaterial. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Risks Related to Our Business

If we are unable to attract customers in a cost-effective manner, our business and results of operations could be harmed.

Our success depends on our ability to attract customers in a cost-effective manner. We rely on a variety of methods to draw visitors to our websites and promote our products and services, such as purchased search results from online search engines, e-mail, direct mail, advertising banners and other links on third parties' websites directing customers to our websites, and television broadcast. In addition, we rely heavily upon word of mouth customer referrals. If we are unable to develop or maintain effective means of reaching micro businesses and home and family customers, if the costs of attracting customers using these methods significantly increase, or if we are unable to develop new cost-effective means to obtain customers, then our ability to attract new and repeat customers would be harmed, traffic to our websites would be reduced, and our business and results of operations would be harmed.

Purchasers of micro business marketing products and services, including graphic design and customized printing, may not choose to shop online, which would prevent us from acquiring new customers that are necessary to the success of our business.

The online market for micro business marketing products and services is less developed than the online market for other business and home and family products. If this market does not gain or maintain widespread acceptance, our business may suffer. Our success will depend in part on our ability to attract customers who have historically purchased products and services we offer through traditional printing operations and graphic design businesses or who have produced using self-service alternatives. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or price our services and products more competitively than we currently anticipate in order to attract consumers to our websites and convert them into purchasing customers. Specific factors that could prevent prospective customers from purchasing from us as an online retailer include:

- concerns about buying graphic design services and marketing products without face-to-face interaction with sales personnel;
- the inability to physically handle and examine product samples;
- delivery time associated with Internet orders;
- concerns about the security of online transactions and the privacy of personal information;
- delayed shipments or shipments of incorrect or damaged products; and
- the inconvenience associated with returning or exchanging purchased items.

If our long-term growth strategy is not successful or if our financial projections relating to the effects of our strategy turn out to be incorrect, our business and financial results could be harmed.

We have announced a new long-term investment and financial strategy and associated financial projections relating to the growth of our business over the next five years, but we may not achieve our announced objectives, and our investments in our business may fail to affect our revenue or diluted earnings per share growth as anticipated. Some of the factors that could cause our investment strategy and our overall business strategy to fail to achieve our objectives include, among others:

- our failure to adequately execute our operational strategy or anticipate and overcome obstacles to achieving our strategic goals;
- our failure to make our intended investments because the investments are more costly than we expected or because we are unable to devote the necessary operational and financial resources;
- our inability to purchase or develop technologies and production platforms to increase our efficiency, enhance our competitive advantage and scale our operations;
- the failure of our current supply chain to provide the resources we need and our inability to develop new or enhanced supply chains;
- our failure to acquire new customers and enter new markets, retain our current customers and sell more products to current and new customers;
- our failure to promote and strengthen our brand;
- the failure of our current and new marketing channels to attract customers;
- our failure to manage the growth and complexity of our business and expand our operations;

- unanticipated changes in our business, current and anticipated markets, industry or competitive landscape; and

- general economic conditions.

In addition, projections are inherently uncertain and are based on assumptions and judgments by management that may be flawed or based on information about our business and markets that may change in the future, many of which are beyond our reasonable control. Our actual results may differ materially from our projections due to various factors, including but not limited to the factors listed immediately above; currency exchange fluctuations, which may affect our revenues and costs; change in the laws and regulations or in the interpretations of laws and regulations to which we are subject, including tax laws, or the institution of new laws or regulations that affect our business; costs and judgments resulting from litigation; and costs and disruptions caused by acquisitions.

If our strategy is not successful, then our revenue and earnings may not grow as anticipated or may decline, our reputation and brand may be damaged, and the price of our shares may decline. In addition, we may change our financial strategy or other components of our overall business strategy if we believe it is not effective, if our business or markets change, or for other reasons which may cause fluctuations in our financial results and volatility in our share price.

We may not succeed in promoting, strengthening and continuing to establish the Vistaprint brand, which would prevent us from acquiring new customers and increasing revenues.

A primary component of our business strategy is the continued promotion and strengthening of the Vistaprint brand in order to attract new and repeat customers to our websites. In addition to the challenges posed by establishing and promoting our brand among the many businesses that promote products and services on the Internet, we face significant competition from graphic design and printing companies marketing to micro businesses who also seek to establish strong brands. If we are unable to successfully promote the Vistaprint brand, we may fail to increase our revenues. Customer awareness of our brand and its perceived value depend largely on the success of our marketing efforts and our ability to provide a consistent, high-quality customer experience. To promote our brand, we have incurred and will continue to incur substantial expenses related to advertising and other marketing efforts. We may choose to increase our branding expense materially, but we cannot be sure that this investment will be profitable. Underperformance of significant future branding efforts could materially damage our financial results.

A component of our brand promotion strategy is establishing a relationship of trust with our customers by providing a high-quality customer experience. In order to provide a high-quality customer experience, we have invested and will continue to invest substantial amounts of resources in our website development, design and technology, graphic design operations, production operations, and customer service operations. Our ability to provide a high-quality customer experience is also dependent, in large part, on external factors over which we may have little or no control, including the reliability and performance of our suppliers, third-party carriers and communication infrastructure providers. If we are unable to provide customers with a high-quality customer experience for any reason, our reputation would be harmed, and our efforts to develop Vistaprint as a trusted brand would be adversely impacted. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships, and, as a result, substantially harm our business and results of operations.

Our quarterly financial results will often fluctuate, which may lead to volatility in our share price.

Our revenues and operating results often vary significantly from quarter to quarter due to a number of factors, some of which are inherent in our business strategies but many of which are outside of our control. We target annual, rather than quarterly, EPS objectives, which can lead to fluctuations in our quarterly results. Other factors that could cause our quarterly revenue and operating results to fluctuate or result in earnings that are lower than our guidance, or both, include among others:

- seasonality-driven or other variations in the demand for our products and services;
- currency fluctuations, which affect our revenues and costs;
- our ability to attract visitors to our websites and convert those visitors into customers;
- our ability to retain customers and generate repeat purchases;
- business and consumer preferences for our products and services;
- shifts in product mix toward less profitable products;
- our ability to manage our production and fulfillment operations;
- costs to produce and deliver our products and provide our services, including the effects of inflation;
- our pricing and marketing strategies and those of our competitors;
- investments in our business to generate or support revenues and operations in future periods, such as marketing, engineering or consulting spend in a current period for revenue growth or support in future periods;
- market and industry perception of our success, or lack thereof, in pursuing our long-term growth strategy;
- improvements in the quality, cost and convenience of desktop printing;
- compensation expense and charges related to agreements entered into with our executives and employees;
- costs and charges resulting from litigation; and
- a significant increase in credits, beyond our estimated allowances, for customers who are not satisfied with our products.

We base our operating expense budgets in part on expected revenue trends. A portion of our expenses, such as office leases, depreciation and personnel costs, are relatively fixed, and we may be unable to adjust spending quickly enough to offset any revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter. Based on the factors cited above, among others, we believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance. Our operating results may sometimes be below the expectations of public market analysts and investors, in which case the price of our ordinary shares will likely fall.

Seasonal fluctuations in our business place a strain on our operations and resources.

Our second fiscal quarter includes the majority of the holiday shopping season and in each of the last three fiscal years has accounted for more of our revenue and earnings than any other quarter, primarily due to higher sales of home and family products such as holiday cards, calendars and personalized gifts. We believe our second fiscal quarter is likely to continue to account for a disproportionate amount of our revenue and earnings for the foreseeable future. In anticipation of increased sales activity during our second fiscal quarter holiday season, we typically incur significant additional capacity related expenses each year to meet our seasonal needs, including facility expansions, equipment purchases and increases in the number of temporary and permanent employees. Lower than expected sales during the second quarter would likely have a disproportionately large impact on our operating results and financial condition for the full fiscal year. If we are unable to accurately forecast and respond to seasonality in our business, our business and results of operations may be materially harmed.

A significant portion of our revenues and operations are transacted in currencies other than the U.S. dollar, our reporting currency. We therefore have currency exchange risk.

We are exposed to fluctuations in currency exchange rates that may impact items such as the translation of our revenues and expenses, remeasurement of our intercompany balances, and the value of our cash and cash equivalents denominated in currencies other than the U.S. dollar. For example, when currency exchange movements are unfavorable to our business, the U.S. dollar equivalent of our revenue and operating income recorded in other currencies is diminished. As we have expanded and continue to expand our revenues and operations throughout the world and to additional currencies, our exposure to currency exchange rate fluctuations has increased and we expect will continue to increase. Our revenue and results of operations may differ materially from expectations as a result of currency exchange rate fluctuations.

If we are unable to market and sell products and services beyond our existing target markets and develop new products and services to attract new customers, our results of operations may suffer.

We have developed products and services and implemented marketing strategies designed to attract micro business owners and consumers to our websites and encourage them to purchase our products and services. We believe we need to address additional markets and attract new customers to further grow our business. To access new markets and customers, we expect that we will need to develop, market and sell new products and services, expand our marketing and sales channels, expand our business and operations geographically by introducing localized websites in different countries, and develop new strategic relationships. Any failure in these areas could harm our business, financial condition and results of operations.

If we are unable to manage our expected growth and expand our operations successfully, our reputation would be damaged and our business and results of operations would be harmed.

In recent years, our number of employees and geographic footprint has grown rapidly, and we expect the number of countries and facilities from which we operate to continue to increase in the future. Our growth, combined with the geographical separation of our operations, has placed, and will continue to place, a strain on our management, administrative and operational infrastructure. Our ability to manage our operations and anticipated growth will require us to continue to refine our operational, financial and management controls, human resource policies, reporting systems and procedures in the locations in which we operate.

We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. If we are unable to manage expected future expansion, our ability to provide a high-quality customer experience could be harmed, which would damage our reputation and brand and substantially harm our business and results of operations.

If we are unable to manage the challenges associated with our global operations, the growth of our business could be negatively impacted.

We operate production facilities or offices in 13 countries and have 24 localized websites to serve various geographic markets. We are subject to a number of risks and challenges that specifically relate to our international operations. These risks and challenges include, among others:

- difficulty managing operations in, and communications among, multiple locations and time zones;
- local regulations that may restrict or impair our ability to conduct our business as planned;
- protectionist laws and business practices that favor local producers and service providers;
- failure to comply with laws, treaties and regulations that could expose us to unanticipated taxes, duties and other costs;
- failure to properly understand and develop graphic design content and product formats appropriate for local tastes;
- disruptions caused by political and social instability that may occur in some countries;
- disruptions or cessation of important components of our international supply chain;
- restrictions imposed by local labor practices and laws on our business and operations; and
- failure of local laws to provide a sufficient degree of protection against infringement of our intellectual property.

Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results.

We face risks related to interruption of our operations and lack of redundancy.

Our production facilities, websites, transaction processing systems, network infrastructure, supply chain and customer service operations may be vulnerable to interruptions, and we do not have redundancies in all cases to carry on these operations in the event of an interruption. Some of the events that could cause interruptions in our operations or systems are, among others:

- human error, including but not limited to poor managerial judgment or oversight;
- fire, flood, earthquake, hurricane or other natural disaster or extreme weather;
- labor strike, work stoppage or other issue with our workforce;
- political instability or acts of terrorism or war;
- power loss or telecommunication failure;
- undetected errors or design faults in our technology, infrastructure and processes that may cause our websites to fail; and
- inadequate capacity in our systems and infrastructure to cope with periods of high volume and demand, particularly during promotional campaign periods and in the seasonal peak we experience in our second fiscal quarter.

In particular, both Bermuda, where substantially all of the computer hardware necessary to operate our websites is located in a single facility, and Jamaica, our largest customer service, sales and design support operation, are subject to a high degree of hurricane risk and extreme weather conditions.

We have not identified alternatives to all of our facilities, systems, supply chains and infrastructure, including production, to serve us in the event of an interruption, and if we were to find alternatives, they may not be able to meet our requirements on commercially acceptable terms or at all. In addition, we are dependent in part on third parties for the implementation and maintenance of certain aspects of our communications and production systems, and because many of the causes of system interruptions or interruptions of the production process may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all.

Any interruptions that cause any of our websites to be unavailable, reduce our order fulfillment performance or interfere with our manufacturing, technology or customer service operations could result in lost revenue, increased costs, negative publicity, damage to our reputation and brand, and an adverse effect on our business and results of operations. Building redundancies into our infrastructure, systems and supply chain to mitigate these risks may require us to commit substantial financial, operational and technical resources, in some cases before the volume of our business increases with no assurance that our revenues will increase.

We face intense competition.

The markets for small business marketing products and services and home and family custom products, including the printing and graphic design market, are intensely competitive, highly fragmented and geographically dispersed. We expect competition to increase in the future. The increased use of the Internet for commerce and other technical advances have allowed traditional providers of these products and services to improve the quality of their offerings, produce and deliver those products and services more efficiently and reach a broader purchasing public. Competition may result in price pressure, reduced profit margins and loss of market share, any of which could substantially harm our business and results of operations. Current and potential competitors include:

- traditional storefront printing and graphic design companies;
- office superstores, drug store chains, food retailers and other major retailers targeting small business and consumer markets;
- wholesale printers;
- online printing and graphic design companies, many of which provide printed products and services similar to ours;
- self-service desktop design and publishing using personal computer software with a laser or inkjet printer and specialty paper;
- email marketing services companies;
- website design and hosting companies;
- suppliers of custom apparel, promotional products and customized gifts;
- online photo product companies; and
- Internet firms and retailers.

Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, more focus on a given sub-set of our business, existing customer and supplier relationships, or significantly greater financial, marketing and other resources. Many of our competitors currently work together, and additional competitors may do so in the future through strategic business agreements or acquisitions. Increased competition may result in reduced operating margins as well as loss of market share and brand recognition.

Some of our competitors that either already have an online presence or are seeking to establish an online presence may be able to devote substantially more resources to website and systems development than we can. In addition, larger, more established and better capitalized entities may acquire, invest or partner with online competitors as use of the Internet and other online services increases. Competitors may also develop new or enhanced products, technologies or capabilities that could render many of the products, services and content we offer obsolete or less competitive, which could harm our business and results of operations.

In addition, we have in the past and may in the future choose to collaborate with certain of our existing and potential competitors in strategic partnerships that we believe will improve our competitive position and results of operations, such as through a retail in-store or web-based collaborative offering. It is possible, however, that such ventures will be unsuccessful and that our competitive position and results of operations will be adversely affected as a result of such collaboration.

Failure to meet our customers' price expectations would adversely affect our business and results of operations.

Demand for our products and services is sensitive to price. Changes in our pricing strategies have had, and are likely to continue to have, a significant impact on our revenues and results of operations. Many factors can significantly impact our pricing strategies, including the costs of running our business, such as production, customer acquisition, marketing and personnel costs, our competitors' pricing and marketing strategies, and the effects of inflation. We offer certain free products and services as a means of attracting customers, and we offer substantial pricing discounts as a means of encouraging repeat purchases. These free offers and discounts may not result in an increase in our revenues or the optimization of our profits. If we fail to meet our customers' price expectations, our business and results of operations will suffer.

Failure to protect our network and the confidential information of our customers against security breaches and to address risks associated with credit card fraud could damage our reputation and brand and substantially harm our business and results of operations.

Online commerce and communications depend on the secure transmission of confidential information over public networks. Currently, a majority of our sales are billed to our customers' credit card accounts directly, and we retain our customers' credit card information for a period of time that varies depending on the services we provide to each customer. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of our network or the technology that we use to protect our network and our customer transaction data, such as credit card information. Although we maintain network security insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on reasonable terms, or at all. In addition, anyone who is able to circumvent our security measures could misappropriate our proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Any compromise of our network or our security could damage our reputation and brand and expose us to losses, litigation and possible liability, which would substantially harm our business and results of operations.

In addition, we may be liable for fraudulent transactions conducted on our websites, such as through the use of stolen credit card numbers. To date, quarterly losses from payment fraud have not exceeded 1% of total revenues in any quarter, but we continue to face the risk of significant losses from this type of fraud. Our failure to limit fraudulent credit card transactions could damage our reputation and brand and substantially harm our business and results of operations.

We depend on search engines to attract a substantial portion of the customers who visit our websites, and losing these customers would adversely affect our business and results of operations.

Many customers access our websites by clicking through on search results displayed by search engines such as Google, Bing and Yahoo!. If the search engines on which we rely modify their algorithms, terminate their relationships with us or increase the prices at which we may purchase listings, this could increase our costs and result in fewer customers clicking through to our websites, requiring us to resort to other more costly resources to replace this traffic, which could adversely affect our revenues and operating and net income and could harm our business. In addition, some of our competitors purchase the term "Vistaprint" and other terms incorporating our proprietary trademarks from Google and other search engines as part of their search listing advertising. Courts do not always side with the trademark owners in cases involving search engines, and Google has refused to prevent companies from purchasing search results that use the trademark "Vistaprint." As a result, we may not be able to prevent our competitors from advertising to, and directly competing for, customers who search for the term "Vistaprint" on search engines.

Various private 'spam' blacklisting and similar entities have in the past, and may in the future, interfere with our e-mail solicitation, the operation of our websites and our ability to conduct business.

We depend significantly on e-mail to market to and communicate with our customers. Various private entities attempt to regulate the use of e-mail for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain e-mail solicitations that comply with current legal requirements as unsolicited bulk e-mails, or "spam." Some of these entities maintain "blacklists" of companies and individuals, as well as the websites, Internet service providers and Internet protocol addresses associated with those companies and individuals, that do not adhere to what the blacklisting entity believes are appropriate standards of conduct or practices for commercial e-mail solicitations. If a company's Internet protocol addresses are listed by a blacklisting entity, e-mails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity's service or purchases its blacklist.

Some of our Internet protocol addresses are currently listed with one or more blacklisting entities despite our belief that our commercial e-mail solicitations comply with all applicable laws. In the future, our other Internet protocol addresses may also be listed with one or more blacklisting entities. We may not be successful in convincing the blacklisting entities to remove us from their lists. Although the blacklisting we have experienced in the past has not had a significant impact on our ability to operate our websites, send commercial e-mail solicitations, or manage or operate our corporate email accounts, it has, from time to time, interfered with our ability to send operational e-mails — such as password reminders, invoices and electronically delivered products — to customers and others, and to send and receive emails to and from our corporate email accounts. In addition, as a result of being blacklisted, we have had disputes with, or concerns raised by, various service providers who perform services for us, including co-location and hosting services, Internet service providers and electronic mail distribution services. We are currently on certain blacklists and there can be no guarantee that we will not be put on additional blacklists in the future or that we will succeed in removing ourselves from blacklists. Blacklisting of this type could interfere with our ability to market our products and services, communicate with our customers and otherwise operate our websites, and operate and manage our corporate email accounts, all of which could have a material negative impact on our business and results of operations.

Our customers create products that incorporate images, illustrations and fonts that we license from third parties, and any loss of the right to use these licensed materials may substantially harm our business and results of operations.

Many of the images, illustrations, and fonts incorporated in the design products and services we offer are the copyrighted property of other parties that we use under license agreements. If one or more of these licenses were terminated, the amount and variety of content available on our websites would be significantly reduced. In such an event, we could experience delays in obtaining and introducing substitute content, which might be available only under less favorable terms, or may not be available at all. The termination of one or more of these licenses covering a significant amount of content could have an adverse effect on our business and results of operations.

The loss of key personnel or an inability to attract and retain additional personnel could affect our ability to successfully grow our business.

We are highly dependent upon the continued service and performance of our senior management team and key technical, marketing and production personnel, and any of our executives may cease their employment with us at any time with minimal advance notice. The loss of one or more of our key employees may significantly delay or prevent the achievement of our business objectives. We face intense competition for qualified individuals from numerous technology, marketing, financial services, manufacturing and e-commerce companies. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan.

Acquisitions may be disruptive to our business.

Our business and our customer base have been built primarily through organic growth, and while our Supervisory Board and management team have experience making acquisitions, we have limited experience making acquisitions as a company. However, a component of our strategy is to selectively pursue acquisitions of businesses, technologies or services in order to expand our capabilities, enter new markets, or increase our market share. Integrating any newly acquired businesses, technologies or services may be complex, expensive and time consuming and we may not be able to retain key employees of acquired businesses. In addition, acquisitions may lead to reduced earnings if the transaction is dilutive for one or multiple years. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all. If we were to raise funds through an equity financing, such a financing would result in dilution to our shareholders. If we were to raise funds through a debt financing, such a financing may subject us to covenants restricting the activities we may undertake in the future. We may be unable to operate any acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate newly acquired businesses, technologies or services effectively, our business and results of operations could suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services to acquire could also disrupt our ongoing business and divert our management's attention. Acquisitions could also result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations.

Our business and results of operations may be negatively impacted by general economic and financial market conditions, and such conditions may increase the other risks that affect our business.

Despite recent signs of economic recovery in some markets, many of the markets in which we operate are still in an economic downturn that we believe has had and will continue to have a negative impact on our business. Turmoil in the world's financial markets materially and adversely impacted the availability of financing to a wide variety of businesses, including micro businesses, and the resulting uncertainty led to reductions in capital investments, marketing expenditures, overall spending levels, future product plans, and sales projections across industries and markets. These trends could have a material and adverse impact on the demand for our products and services and our financial results from operations.

The United States government may further increase border controls and impose duties or restrictions on cross-border commerce that may substantially harm our business by impeding our shipments into the United States from our Canadian manufacturing facility.

For the fiscal year ended June 30, 2011, we derived 53% of our revenue from sales to customers made through Vistaprint.com, our United States-focused website. We produce substantially all physical products for our United States customers at our facility in Windsor, Ontario, and the United States imposes restrictions on shipping goods into the United States from Canada. The United States also imposes protectionist measures such as customs duties and tariffs that limit free trade, some of which may apply directly to product categories that comprise a material portion of our revenues. The customs laws, rules and regulations that we are required to comply with are complex and subject to unpredictable enforcement and modification. We have from time to time experienced delays in shipping our manufactured products into the United States as a result of these restrictions which have, in some instances, resulted in delayed delivery of orders.

In the future, the United States could impose further border controls and restrictions, interpret or apply regulations in a manner unfavorable to the importation of products from outside of the U.S., impose quotas, tariffs or import duties, increase the documentation requirements applicable to cross border shipments or take other actions that have the effect of restricting the flow of goods from Canada and other countries to the United States. For example, if there were a serious threat to U.S. security, such as war or an attack on the United States, the U.S. government could shut down the U.S.-Canadian border for an extended period of time, impose policies that would result in significant Canadian export delays or otherwise disrupt our North American business operations. If we experienced greater difficulty or delays shipping products into the United States or were foreclosed from doing so, or if our costs and expenses materially increased, our business and results of operations could be harmed.

We may not be able to protect our intellectual property rights, which may impede our ability to build brand identity, cause confusion among our customers, damage our reputation and permit others to practice our patented technology, which could substantially harm our business and results of operations.

We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These protective measures afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our trademarks, our websites features and functionalities or to obtain and use information that we consider proprietary, such as the technology used to operate our websites and our production operations.

As of June 30, 2011, we had 56 issued patents worldwide. We intend to continue to pursue patent coverage in the United States and other countries to the extent we believe such coverage is justified, appropriate, and cost efficient. There can be no guarantee that any of our pending applications or continuation patent applications will be granted. In addition, we have in the past and may in the future face infringement, invalidity, intellectual property ownership or similar claims brought by third parties with respect to any of our current or future patents. Any such claims, whether or not successful, could be extremely costly, damage our reputation and brand and substantially harm our business and results of operations.

Our primary brand is "Vistaprint." As of June 30, 2011, we held trademark registrations for the Vistaprint trademark in 22 jurisdictions, including registrations in our major markets in North America, Europe, and Asia Pacific.

Our competitors or other entities may adopt names or marks similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. There are several companies that currently incorporate or may incorporate in the future "Vista" into their company, product or service names. There could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term Vistaprint or our other trademarks, and we may institute such claims against other parties. Any claims or customer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and results of operations.

Intellectual property disputes and litigation are costly and could cause us to lose our exclusive rights, subject us to liability or require us to stop some of our business activities.

From time to time, we may be involved in lawsuits or disputes in which third parties claim that we infringe their intellectual property rights or that we improperly obtained or used their confidential or proprietary information. In addition, from time to time we receive letters from third parties who claim to have patent rights that cover aspects of the technology that we use in our business and that the third parties believe we must license in order to continue to use such technology.

The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and litigation diverts our management's efforts from managing and growing our business. Potential adversaries may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from any litigation could limit our ability to continue our operations. If any parties successfully claim that our sale, use, manufacturing or importation of technologies infringes upon their intellectual property rights, we might be forced to pay significant damages and attorney's fees, and a court could enjoin us from performing the infringing activity, which could restrict our ability to use certain technologies important to the operation of our business.

Alternatively, we may be required to, or decide to, enter into a license with a third party that claims infringement by us. Any such patent license may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a third party's patent, we may be unable to effectively conduct certain of our business activities, which could limit our ability to generate revenues, grow our business or maintain profitability.

In addition, from time to time, we initiate lawsuits, proceedings or claims to enforce our patents, copyrights, trademarks and other intellectual property rights or to determine the scope and validity of third-party proprietary rights. Our ability to enforce our intellectual property rights is subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights in various countries. When we seek to enforce our rights, we may be subject to claims that our intellectual property rights are invalid or unenforceable or are licensed to the party against whom we are asserting a claim. There is also a risk that our assertion of intellectual property rights could result in the other party's seeking to assert alleged intellectual property rights of its own against us, which may adversely impact our business in the manner discussed above. Our inability to enforce our intellectual property rights may negatively impact our competitive position and business.

If we are unable to acquire or maintain domain names for our websites, then we could lose customers, which would substantially harm our business and results of operations.

We sell our products and services primarily through our websites. We currently own or control a number of Internet domain names used in connection with our various websites, including Vistaprint.com and similar names with alternate URL names, such as .net, .de and .co.uk. Domain names are generally regulated by Internet regulatory bodies. If we are unable to use a domain name in a particular country, then we would be forced to purchase the domain name from the entity that owns or controls it, which we may not be able to do on commercially acceptable terms or at all; incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging; or elect not to sell products in that country. Any of these results could substantially harm our business and results of operations. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and subject to change. We might not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name Vistaprint in all of the countries in which we currently or intend to conduct business.

Our results of operations may be negatively affected if we are required to charge sales, value added or other taxes on Internet sales.

In many jurisdictions where we sell products and services, we do not collect or have imposed upon us sales, value added or other consumption taxes, which we refer to as indirect taxes. The application of indirect taxes to e-commerce businesses such as Vistaprint is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the Internet and e-commerce, and in many cases, it is not clear how existing statutes apply to the Internet or e-commerce. Bills have been introduced in the U.S. Congress that could affect the ability of state governments to require out of state Internet retailers to collect and remit indirect taxes on goods and certain services, and some state governments have imposed or are seeking to impose indirect taxes on Internet sales. The imposition by national, state or local governments, whether within or outside the United States, of various taxes upon Internet commerce could create administrative burdens for us and could decrease our revenue. Additionally, a successful assertion by one or more governments in jurisdictions where we are not currently collecting sales or value added taxes that we should be, or should have been, collecting indirect taxes on the sale of our products could result in substantial tax liabilities for past sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise negatively impact our results of operations.

Our business is dependent on the Internet, and unfavorable changes in government regulation of the Internet, e-commerce and email marketing could substantially harm our business and results of operations.

Due to our dependence on the Internet for our sales, regulations and laws specifically governing the Internet, e-commerce and email marketing may have a greater impact on our operations than other more traditional businesses. Existing and future laws and regulations may impede the growth of e-commerce and our ability to compete with traditional graphic designers, printers and small business marketing companies, as well as desktop printing products. These regulations and laws may cover taxation, restrictions on imports and exports, customs, tariffs, user privacy, data protection, commercial email, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing many of these issues apply to the Internet and e-commerce, as the vast majority of applicable laws were adopted before the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. Those laws that do reference the Internet, such as the Bermuda Electronic Transactions Act 1999, the U.S. Digital Millennium Copyright Act and the U.S. CAN-SPAM Act of 2003, are only beginning to be interpreted by the courts, and their applicability and reach are therefore uncertain. Those current and future laws and regulations or unfavorable resolution of these issues may substantially harm our business and results of operations.

We face judicial and regulatory challenges to our practice of offering free products and services, which, if successful, could hinder our ability to attract customers and generate revenue.

We regularly offer free products and services as an inducement for customers to try our products and services. Although we believe that we conspicuously and clearly communicate all details and conditions of these offers — for example, that customers are required to pay shipping and processing charges to take advantage of a free product offer — our customers, competitors, governmental regulators and others in Europe, the United States and other countries have in the past complained and filed claims with, and initiated inquiries by, governmental and standards bodies that our free offers are misleading or do not comply with applicable legislation or regulation, and we may receive similar complaints, claims and inquiries in the future. If we are compelled or determine to curtail or eliminate our use of free offers as the result of any such actions, our business prospects and results of operations could be materially harmed.

If we were required to review the content that our customers incorporate into our products and interdict the shipment of products that violate copyright protections or other laws, our costs would significantly increase, which would harm our results of operations.

Because of our focus on automation and high volumes, our operations do not involve any human-based review of content for the vast majority of our sales. Although our websites' terms of use specifically require customers to represent that they have the right and authority to reproduce a given content and that the content is in full compliance with all relevant laws and regulations, we do not have the ability to determine the accuracy of these representations on a case-by-case basis. There is a risk that a customer may supply an image or other content for a product order that we produce that is the property of another party used without permission, that infringes the copyright or trademark of another party, or that would be considered to be defamatory, hateful, racist, scandalous, obscene, or otherwise objectionable or illegal under the laws of the jurisdiction(s) where that customer lives or where we operate. If we should become legally obligated in the future to perform manual screening and review for all orders destined for a jurisdiction, we will encounter increased production costs or may cease accepting orders for shipment to that jurisdiction, which could substantially harm our business and results of operations. In addition, if we were held liable for actions of our customers, we could be required to pay substantial penalties, fines or monetary damages.

The third party membership programs previously offered on our website may continue to draw customer complaints, litigation and governmental inquiries, which can be costly and could hurt our reputation.

We previously offered on our website third party membership discount programs, some of which have been, and may continue to be, the subject of consumer complaints, litigation, and governmental regulatory actions alleging that the enrollment and billing practices involved in the programs violate various consumer protection laws or are otherwise deceptive. Although we removed all such membership discount program offerings from our websites as of November 2009 and terminated our relationship with the third party merchant responsible for these programs, we continue to receive complaints from our customers and inquiries by state attorneys general and government agencies regarding these programs. Any private or governmental claims or actions that may be brought against us relating to these third party membership programs could result in our being obligated to pay substantial damages or incurring substantial legal fees in defending claims and have an adverse affect on our results of operations. Even if we are successful in defending against these claims, such a defense may result in distraction of management and significant costs. In addition, customer dissatisfaction or damage to our reputation as a result of these claims could have a negative impact on our brand, revenues and profitability.

We are subject to customer payment-related risks.

We accept payments for our products and services on our websites by a variety of methods, including credit or debit card, PayPal, check, wire transfer or other methods. In many geographic regions, we rely on one or two third party companies to provide payment processing services. If these companies became unwilling or unable to provide these services to us, then we would need to find and engage replacement providers, which we may not be able to do on terms that are acceptable to us or at all, or to process the payments ourselves, which could be costly and time consuming. Either of these scenarios could disrupt our business.

As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements and fraud risk. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins or require that we charge our customers more for our products. We are also subject to payment card association and similar operating rules and requirements, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules and requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers or facilitate other types of online payments, and our business and operating results could be materially adversely affected.

We may be subject to product liability claims if people or property are harmed by the products we sell.

Some of the products we sell may expose us to product liability claims relating to personal injury, death, or property damage, and may require product recalls or other actions. Although we maintain product liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on reasonable terms, or at all.

If we are unable to retain security authentication certificates, which are supplied by third party providers over which we exercise little or no control, our business could be harmed.

We are dependent on a limited number of third party providers of website security authentication certificates that may be necessary for some of our customers' web browsers to properly access our websites and upon which many of our customers otherwise rely in deciding whether to purchase products and services from us. Despite any contractual protections we may have, these third party providers can disable or revoke, and in the past have disabled or revoked, our security certificates without our consent, which would render our websites inaccessible to some of our customers and could discourage other customers from accessing our sites, unless we are able to procure a replacement certificate from one of a limited number of alternative third party providers. Any interruption in our customers' ability or willingness to access our websites if our security certificates are disabled or otherwise unavailable for an extended period of time could result in a material loss of revenue and profits and damage to our brand.

Risks Related to Our Corporate Structure

Challenges by various tax authorities to our complex international structure could, if successful, increase our effective tax rate and adversely affect our earnings.

We are a Dutch limited liability company that operates through various subsidiaries in a number of countries throughout the world. Consequently, we are subject to tax laws, treaties and regulations in the countries in which we operate. Our income taxes are based upon the applicable tax laws and tax rates in the countries in which we operate and earn income as well as upon our operating structures in these countries. Many countries' tax laws and international treaties impose taxation upon entities that conduct a trade or business or operate through a permanent establishment in those countries. However, these applicable laws or treaties are subject to interpretation. From time to time, we are subject to tax audits and claims by the tax authorities in these countries that a greater portion of the income of the Vistaprint N.V. group should be subject to income or other tax in their respective jurisdictions. For more information about audits to which we are currently subject refer to Item 8 of Part II, "Financial Statements and Supplementary Data — Note 10 — Income Taxes," to our consolidated financial statements included in Item 8 of this Annual Report. This could result in an increase to our effective tax rate and adversely affect our results of operations.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flow from operations. We continue to assess the impact of various international tax proposals and modifications to existing tax treaties between the Netherlands and other countries that could result in a material impact on our income taxes. We cannot predict whether any specific legislation will be enacted or the terms of any such legislation. However, if such proposals were enacted, or if modifications were to be made to certain existing treaties, the consequences could have a materially adverse impact on us, including increasing our tax burden, increasing costs of our tax compliance or otherwise adversely affecting our financial condition, results of operations and cash flows.

Our intercompany arrangements may be challenged, resulting in higher taxes or penalties and an adverse effect on our earnings.

We operate pursuant to written intercompany service and related agreements, which we also refer to as transfer pricing agreements, among Vistaprint N.V. and its subsidiaries. These agreements establish transfer prices for production, marketing, management, technology development and other services performed by these subsidiaries for other group companies. Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or the use of property. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be consistent with those between unrelated companies dealing at arm's length. With the exception of the transfer pricing arrangements applicable to our Dutch, French and Australian operations, our transfer pricing arrangements are not binding on applicable tax authorities and no official authority in any other country has made a determination as to whether or not we are operating in compliance with its transfer pricing laws. If tax authorities in any country were to successfully challenge our transfer prices as not reflecting arm's length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices. A reallocation of taxable income from a lower tax jurisdiction to a higher tax jurisdiction would result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation.

Our Articles of Association, Dutch law and the independent foundation, Stichting Continuïteit Vistaprint, may make it difficult to replace or remove management, may inhibit or delay a change of control or may dilute your voting power.

Our Articles of Association, or Articles, as governed by Dutch law limit our shareholders' ability to suspend or dismiss the members of our management board and supervisory board or to overrule our supervisory board's nominees to our management board and supervisory board by requiring a vote of two thirds of the votes cast representing more than 50% of the outstanding ordinary shares to do so under most circumstances. As a result, there may be circumstances in which shareholders may not be able to remove members of our management board or supervisory board even if holders of a majority of our ordinary shares favor doing so.

In addition, we have established an independent foundation, *Stichting Continuïteit Vistaprint*, or the "Foundation," to safeguard the interests of Vistaprint N.V. and its stakeholders, which include but are not limited to our shareholders, and to assist in maintaining Vistaprint's continuity and independence. To this end, we have granted the Foundation a call option pursuant to which the Foundation may acquire a number of preferred shares equal to the same number of ordinary shares then outstanding, which is designed to provide a protective measure against unsolicited take-over bids for Vistaprint and other hostile threats. If the Foundation were to exercise the call option, it may prevent a change of control or delay or prevent a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares. Exercise of the preferred share option would also effectively dilute the voting power of our outstanding ordinary shares by one half.

We have limited flexibility with respect to certain aspects of capital management.

Dutch law requires shareholder approval for the issuance of shares and grants preemptive rights to existing shareholders to subscribe for new issuances of shares. In August 2009, our shareholders granted our supervisory board and management board the authority to issue ordinary shares and preferred shares as the boards determine appropriate, without obtaining specific shareholder approval for each issuance, and to limit or exclude shareholders' preemptive rights. However, this authorization expires in August 2014. Although we intend to seek re-approval from our shareholders before the 2014 expiration date, we may not succeed in obtaining this re-approval. In addition, subject to specified exceptions, Dutch law requires shareholder approval for many corporate actions, such as the approval of dividends and authorization to repurchase outstanding shares. Situations may arise where the flexibility to issue shares, pay dividends, repurchase shares or take other corporate actions without a shareholder vote would be beneficial to us, but is not available under Dutch law.

Because of our corporate structure, our shareholders may find it difficult to pursue legal remedies against the members of our supervisory board or management board.

Our Articles and our internal corporate affairs are governed by Dutch law, and the rights of our shareholders and the responsibilities of our supervisory board and management board are different from those established under United States laws. For example, class action lawsuits and derivative lawsuits are generally not available under Dutch law, and our supervisory board and management board are responsible for acting in the best interests of the company, its business and all of its stakeholders generally (including employees, customers and creditors), not just shareholders. Furthermore, we are obligated to indemnify the members of our supervisory board and management board against liabilities for their good faith actions in connection with their service on either board, subject to various exceptions. As a result, our shareholders may find it more difficult to protect their interests against actions by members of our supervisory board or management board than they would if we were a U.S. corporation.

Because of our corporate structure, our shareholders may find it difficult to enforce claims based on United States federal or state laws, including securities liabilities, against us or our management team.

We are incorporated under the laws of the Netherlands, and the vast majority of our assets are located outside of the United States. In addition, some of our officers and management board members reside outside of the United States. In most cases, a final judgment for the payment of money rendered by a U.S. federal or state court would not be directly enforceable in the Netherlands. The party in whose favor such final judgment is rendered would need to bring a new suit in the Netherlands and petition the Dutch court to enforce the final judgment rendered in the United States, and there can be no assurance that a Dutch court would impose civil liability on us or our management team in such a suit or in any other lawsuit predicated solely upon U.S. securities laws. In addition, because most of our assets are located outside of the United States, it could be difficult for investors to place a lien on our assets in connection with a claim of liability under U.S. laws. As a result, it may be difficult for investors to effect service of process within the United States upon us or our management team, enforce U.S. court judgments obtained against us or our management team outside of the U.S., or enforce rights predicated upon the U.S. securities laws.

We may not be able to make distributions or repurchase shares without subjecting our shareholders to Dutch withholding tax.

A Dutch withholding tax may be levied on dividends and similar distributions made by Vistaprint N.V. to its shareholders at the statutory rate of 15% if we cannot structure such distributions as being made to shareholders in relation to a reduction of par value, which would be non-taxable for Dutch withholding tax purposes. We have repurchased our shares and may seek to repurchase additional shares in the future. Under our Dutch Advanced Tax Ruling, a repurchase of shares should not result in any Dutch withholding tax if we hold the repurchased shares in treasury for the purpose of issuing shares pursuant to certain employee share awards or for the funding of acquisitions. However, if the shares cannot be used for these purposes, or the Dutch tax authorities challenge the use of the shares for these purposes, such a repurchase of shares for the purposes of capital reduction may be treated as a partial liquidation subject to the 15% Dutch withholding tax to be levied on the difference between our recognized paid in capital for Dutch tax purposes and the redemption price.

We may be treated as a passive foreign investment company for United States tax purposes, which may subject United States shareholders to adverse tax consequences.

If our passive income, or our assets that produce passive income, exceed levels provided by law for any taxable year, we may be characterized as a passive foreign investment company, or a PFIC, for United States federal income tax purposes. If we are treated as a PFIC, U.S. holders of our ordinary shares would be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive and the gain, if any, they derive from the sale or other disposition of their ordinary shares.

We believe that we were not a PFIC for the tax year ended June 30, 2011 and we expect that we will not become a PFIC in the foreseeable future. However, whether we are treated as a PFIC depends on questions of fact as to our assets and revenues that can only be determined at the end of each tax year. Accordingly, we cannot be certain that we will not be treated as a PFIC for our current tax year or for any subsequent year.

If a United States shareholder acquires 10% or more of our ordinary shares, it may be subject to increased United States taxation under the "controlled foreign corporation" rules.

Each "10% U.S. Shareholder" of a non-U.S. corporation that is a "controlled foreign corporation," or CFC, for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through non-U.S. entities on the last day of the CFC's taxable year, must include in its gross income for United States federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. A non-U.S. corporation is considered a CFC if one or more 10% U.S. Shareholders together own more than 50% of the total combined voting power of all classes of voting shares of the non-U.S. corporation or more than 50% of the total value of all shares of the corporation on any day during the taxable year of the corporation. The rules defining ownership for these purposes are complicated and depend on the particular facts relating to each investor. For taxable years in which we are a CFC for an uninterrupted period of 30 days or more, each of our 10% U.S. Shareholders will be required to include in its gross income for United States federal income tax purposes its pro rata share of our subpart F income, even if the subpart F income is not distributed to enable such taxpayer to satisfy this tax liability. Based upon our existing share ownership, we do not believe we are a CFC. However, whether we are treated as a CFC depends on questions of fact as to our share ownership that can only be determined at the end of each tax year. Accordingly, we cannot be certain that we will not be treated as a CFC for our current tax year or for any subsequent year.

Our tax rate may increase if our profitability declines. Additionally, we will pay taxes even if we are not profitable on a consolidated basis, which would harm our results of operations.

The intercompany service and related agreements among Vistaprint N.V. and our direct and indirect subsidiaries ensure that the subsidiaries realize profits based on their operating expenses. As a result, if the Vistaprint group is less profitable, or even not profitable on a consolidated basis, the majority of our subsidiaries will be profitable and incur income taxes in their respective jurisdictions. In periods of declining operating profitability or losses on a consolidated basis this structure will increase our tax rate or our consolidated losses and further harm our results of operations.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We own real property associated with the three computer integrated manufacturing facilities we have constructed for the production of our products. Our 512,000 square foot facility located near Windsor, Ontario, Canada services the North American market, our 195,800 square foot facility located in Venlo, the Netherlands primarily services our European market, and our 124,000 square foot facility located in Deer Park, Australia primarily services the Asia-Pacific markets. Our web servers are located in data center space at a Cable & Wireless co-location and hosting facility in Devonshire, Bermuda. We own a 12 acre site in Montego Bay, Jamaica on which we expect to construct a new 92,000 square foot building for a customer service, sales and design support center which will replace the leased spaces in Jamaica noted below.

In addition, we lease properties in the locations listed below as of June 30, 2011:

Location	Square Feet	Type	Lease Expires
Lexington, MA, USA	202,000	Technology development, marketing and administrative	April 26, 2017
Barcelona, Spain	49,010	Marketing and administrative	December 31, 2012
Montego Bay, Jamaica	30,010	Customer service, sales and design support center	May 30, 2012
Tunis, Tunisia	25,030	Customer service, sales and design support center	December 31, 2015
Winterthur, Switzerland	20,600	Technology development and prototyping laboratory	June 30, 2014
Berlin, Germany	15,070	Customer service, sales and design support center	October 31, 2014
Paris, France	11,620	Headquarters office, including CEO, CFO and strategy	May 31, 2018
Vadodara, India	7,660	Technology development	March 20, 2014
Sydney, Australia	5,380	Marketing and administrative	September 30, 2012

We believe that the total space available to us in the facilities we own and under our current leases and co-location arrangements or obtainable by us on commercially reasonable terms, will meet our needs for the foreseeable future.

Item 3. *Legal Proceedings*

The information required by this item is incorporated by reference to the information set forth in Item 8 of Part II, "Financial Statements and Supplementary Data — Note 12 — Commitments and Contingencies," in the accompanying notes to the consolidated financial statements included in this Annual Report.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The ordinary shares of Vistaprint N.V. are traded on the NASDAQ Global Select Market under the symbol "VPRT." The following table sets forth, for the periods indicated, the high and low sale price per share of our ordinary shares on The NASDAQ Global Select Market:

	High	Low
Fiscal 2010:		
First Quarter	$ 52.47	$ 38.88
Second Quarter	$ 59.92	$ 46.76
Third Quarter	$ 62.77	$ 50.58
Fourth Quarter	$ 61.85	$ 42.65
Fiscal 2011:		
First Quarter	$ 52.49	$ 27.75
Second Quarter	$ 46.80	$ 36.00
Third Quarter	$ 54.56	$ 44.53
Fourth Quarter	$ 56.25	$ 45.18

Holders

As of July 31, 2011, there were approximately 15 holders of record of our ordinary shares.

Dividends

We have never paid or declared any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all future earnings for use in the operation of our business or the repurchase of our shares.

Issuer Purchases of Equity Securities

On November 9, 2010, we announced that our Supervisory Board had authorized a repurchase of up to an aggregate of $160.0 million of our ordinary shares in open market or privately negotiated transactions subject to the purchase parameters set by our shareholders and Supervisory Board including a limit that the repurchases cannot exceed 10% of our issued and outstanding ordinary shares as of November 4, 2010, the date of our Annual General Meeting of Shareholders. We established a share repurchase plan pursuant to SEC Rule 10b5-1 upon authorization of the program to set the manner, timing, price and volume conditions.

During fiscal 2011 we purchased 1,326,933 of our ordinary shares for a cost of $56.9 million; however, there were no purchases during the three months ended June 30, 2011. Additionally, we have purchased 3,074,832 of our ordinary shares subsequent to June 30, 2011 and through August 12, 2011 for a cost of $91.1 million bringing the total ordinary shares repurchased under the plan to 4,401,765 for a total cost of $148.0 million. There is no amount remaining available for future purchases under this program as we have reached the limit of 10% of our issued and outstanding ordinary shares.

Performance Graph

The following graph compares the cumulative total return to shareholders on Vistaprint N.V. ordinary shares relative to the cumulative total returns of the NASDAQ Composite index and the RDG Internet Composite index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our ordinary shares and in each of the indexes on June 30, 2006 and its relative performance is tracked through June 30, 2011.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Vistaprint N.V., the NASDAQ Composite Index
and the RDG Internet Composite Index
$200
$150
$100
$50
$0
6/06
6/07
6/08
6/09
6/10
6/11
Vistaprint N.V.
NASDAQ Composite
RDG Internet Composite

	6/30/06	6/30/07	6/30/08	6/30/09	6/30/10	6/30/11
Vistaprint N.V.	$ 100.00	$ 143.04	$ 100.07	$ 159.50	$ 177.60	$ 178.95
NASDAQ Composite.	100.00	122.33	108.31	86.75	100.42	132.75
RDG Internet Composite.	100.00	132.50	128.38	108.21	126.04	162.61

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. *Selected Financial Data*

The following financial data should be read in conjunction with our consolidated financial statements, the related notes and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results to be expected for any future period.

	Year Ended June 30,				
	2011	2010	2009	2008	2007
	(In thousands, except share and per share data)				
Consolidated Statements of Operations Data:					
Revenue	$ 817,009	$ 670,035	$ 515,826	$ 400,657	$ 255,933
Net income	$ 82,109	$ 67,741	$ 55,686	$ 39,831	$ 27,143
Net income per ordinary share:					
Basic	$ 1.89	$ 1.56	$ 1.29	$ 0.91	$ 0.64
Diluted	$ 1.83	$ 1.49	$ 1.25	$ 0.87	$ 0.60
Shares used in computing earnings per share:					
Basic	43,431,326	43,365,872	43,330,166	43,913,119	42,445,991
Diluted	44,951,199	45,336,561	44,634,191	46,016,364	45,364,257

	Year Ended June 30,				
	2011	2010	2009	2008	2007
	(In thousands)				
Consolidated Statements of Cash Flows Data:					
Cash flows provided by operating activities	$ 162,634	$ 153,701	$ 120,051	$ 87,731	$ 54,240
Purchases of property, plant and equipment	(37,405)	(101,326)	(76,286)	(62,740)	(62,845)
Repurchase of ordinary shares	(56,935)	—	(45,518)	—	—

	As of June 30,				
	2011	2010	2009	2008	2007
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 236,552	$ 162,727	$ 133,988	$ 103,145	$ 69,464
Marketable securities	529	9,604	—	26,598	38,578
Property, plant and equipment, net	262,104	249,961	193,622	154,520	106,192
Total assets	555,900	477,889	369,549	315,952	234,853
Total accrued expenses	68,989	65,609	43,724	35,655	22,403
Total long-term debt, net of current portion	—	—	10,465	19,507	21,772
Total shareholders' equity	450,093	376,114	285,534	242,505	176,060

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report.

Executive Overview

For the fiscal year ended June 30, 2011, we reported revenue of $817.0 million, representing 22% revenue growth over the prior year. Constant-currency revenue growth was 22% for this period. Diluted earnings per share ("EPS") grew 23% for the fiscal year ended June 30, 2011 over the prior year to $1.83. The year included solid financial and operational results, with our highest ever new customer additions, increased revenue from existing customers, continued geographic expansion, and healthy growth across our businesses.

Over the last 15 years, we have grown to become a leader in the large and fragmented market for small business marketing solutions. We have built significant competitive advantages via our marketing approach, proprietary technology, and manufacturing expertise. We have driven strong growth and developed substantial scale advantage by executing on our core strengths in mass customization technologies and by introducing an unmatched breadth of small business marketing products. We believe we are now well positioned to capitalize on our past success in order to capture more of the large market opportunity we see ahead of us. To do so, we have adopted a new investment approach designed to support our ability to scale faster and drive significant long-term shareholder returns.

On July 28, 2011, we introduced new five-year organic revenue and earnings per share targets, along with an evolved financial and investment strategy to achieve our goals. We believe that by making disciplined but significant investments in fiscal 2012 and 2013, we will be able to sustain high revenue growth rates over the five-year period, and position ourselves to deliver longer-term earnings per share growth at higher rates than we would have been able to achieve at a smaller investment scale.

Our long-term goal is to be the leading online provider of micro business marketing solutions for businesses or organizations with fewer than 10 employees. Additionally, we plan to continue to focus on key market adjacencies where we believe we can drive additional long-term growth by employing our unique business model and customer value proposition. These adjacencies include digital marketing services, new geographic markets, personalized products for home and family usage, and up-market customers.

The strategy for growth in our core micro business marketing opportunity is to make investments and drive success in the following areas:

- *Customer Value Proposition.* We believe our customers currently spend only a small portion of their annual budget for marketing products and services with us. By shifting our success metrics from transactionally focused profit measures to longer-term customer satisfaction and economic measures, we believe we can deliver improvements to our customer experience and value proposition that will significantly increase customer loyalty and lifetime value. Examples of these programs include improving the customer experience on our site, such as ease of use, less cross selling before customers reach the checkout, and expanded customer service.

- *Lifetime Value Based Marketing.* We have traditionally acquired customers by targeting micro businesses who are already shopping online through marketing channels such as search marketing, email marketing, and other online advertising. We believe a significant portion of micro businesses in our core markets do not currently use online providers of marketing services. By investing more deeply into existing marketing channels, as well as opening up new channels such as television broadcast and direct mail, we believe we can accelerate our new customer growth and reach offline audiences that are not currently looking to online partners for marketing needs.

- *World Class Manufacturing.* We believe our manufacturing processes are best-in-class when it comes to the printing industry. But when compared to the best manufacturing companies in the world, we believe there is significant opportunity to drive further efficiencies and competitive advantages. By focusing additional top engineering talent on key process approaches, we believe we can make a step-function improvement in product quality and reliability, and significantly lower unit manufacturing costs.

Our strategy to drive longer-term growth by addressing market adjacencies is to develop our business in the following areas:

- *Digital Marketing Services.* We estimate that less than 50% of micro businesses have a website today, but digital marketing services, including websites, email marketing, online search marketing and social media marketing, are the fastest-growing part of the small business marketing space. We believe there is great value in helping customers understand the powerful ways in which physical and digital marketing can be combined. Our current offering includes websites, email marketing, and local search visibility. Additionally, in fiscal 2011, we added several digital marketing services products or enhancements, including blogs, a search engine optimization tool for website customers, and personalized email domain names. Since we launched digital marketing services in April 2008, our number of unique paying digital subscribers has grown to approximately 335,000.

- *Geographies outside North America and Europe.* For the fiscal year ended June 30, 2011, revenue generated outside of North America and Europe accounted for approximately 5% of our total revenue. We believe that we have significant opportunity to expand our revenue both in the countries we currently service and in new markets. We completed construction of a production facility near Melbourne, Australia and launched a marketing office in Sydney, Australia in June 2010 to better support our business and customers in Asia Pacific. We intend to further extend our geographic reach by continuing to introduce localized websites in different countries and languages, expanding our marketing efforts and customer service capabilities, and offering graphic design content, products, payment methodologies and languages specific to local markets.

- *Home and Family.* Although we expect to maintain our primary focus on micro business marketing products and services, we also participate in the market for customized home and family products such as invitations, announcements, calendars, holiday cards and apparel. We intend to add new products and services targeted at the home and family market. We believe that the economies of scale provided by cross selling these products to our extensive micro business customer base, our large production order volumes and integrated design and production software and facilities support and will continue to support our effort to profitably grow our home and family business.

- *Up-market Customers.* We serve customers across the spectrum of micro businesses with fewer than 10 employees, but our strength has traditionally been in the smallest and most price sensitive of these customers. The "up-market" portion of this spectrum tend to have more sophisticated marketing needs, typically spend more per year on their marketing activities and often have 3 to 10 employees in comparison to our current customer base which is concentrated in businesses with 2 or fewer employees. We believe that as we continue to research customer needs and make customer value proposition improvements for our traditional core customer base, we will develop a stronger ability to focus on "up-market" small business customers. We expect this adjacency can serve as a driver of longer-term growth 3 to 5 years from now.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). To apply these principles, we must make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In some instances, we reasonably could have used different accounting estimates and, in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. We base our estimates and judgments on historical experience and other assumptions that we believe to be reasonable at the time under the circumstances, and we evaluate these estimates and judgments on an ongoing basis. We refer to accounting estimates and judgments of this type as critical accounting policies and estimates, which we discuss further below.

Revenue Recognition. We generate revenue primarily from the sale and shipping of customized manufactured products, as well as providing digital services, website design and hosting, email marketing services and order referral fees. We recognize revenue arising from sales of products and services, net of discounts, when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there is persuasive evidence of an arrangement, a product has been shipped or service rendered with no significant post-delivery obligation on our part, the sales price is fixed or determinable and collection is reasonably assured. Shipping, handling and processing charges billed to customers are included in revenue. For subscription services, we recognize as revenue the fees we charge customers ratably over the term of the service arrangement. A reserve for estimated sales returns and allowances is recorded as a reduction of revenue, based on historical experience or specific identification of an event necessitating a reserve.

Share-Based Compensation. We measure share-based compensation costs at fair value, including estimated forfeitures, and recognize the expense over the period that the recipient is required to provide service in exchange for the award, which generally is the vesting period. We use the Black-Scholes option pricing model to measure the fair value of share options. This model requires significant estimates related to the award's expected life and future stock price volatility of the underlying equity security. In determining the amount of expense to be recorded, we also estimate forfeiture rates for awards based on historical experience to reflect the probability that employees will complete the required service period.

Income Taxes. As part of the process of preparing our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax expense and assessing temporary and permanent differences resulting from differing treatment of items for tax and financial reporting purposes. We recognize deferred tax assets and liabilities for the temporary differences using the enacted tax rates and laws that will be in effect when we expect temporary differences to reverse. We assess the ability to realize our deferred tax assets based upon the weight of available evidence both positive and negative. To the extent we believe that it is more likely than not that some portion or all of the deferred tax assets will not be realized, we establish a valuation allowance. In the event that actual results differ from our estimates or we adjust our estimates in the future, we may need to increase or decrease income tax expense, which could have a material impact on our financial position and results of operations.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in our financial statements from such positions are measured on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The unrecognized tax benefits will reduce our effective tax rate if recognized. Interest and, if applicable, penalties related to unrecognized tax benefits are recorded in the provision for income taxes.

Property, Plant and Equipment. We periodically evaluate the net realizable value of our property, plant and equipment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When indicators of potential impairment are present, the carrying value of the asset is evaluated in relation to the operating performance and estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds the estimated future cash flows, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds its estimated fair value. Cash flow projections are based on trends of historical performance and our estimate of future performance.

Software and Website Development Costs. We capitalize eligible salaries and payroll-related costs of employees who devote time to the development of internal-use computer software. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. These costs are amortized on a straight-line basis over the estimated useful life of the software, which is generally two years. Our judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value and impairment of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

Litigation and Contingencies. We are subject to various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

Recently Issued Accounting Pronouncements

See Item 8 of Part II, "Financial Statements and Supplementary Data — Note 2 — Summary of Significant Accounting Policies — Recently Adopted Accounting Pronouncements and Recently Issued Accounting Pronouncements."

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of revenue:

	Year Ended June 30,		
	2011	2010	2009
As a percentage of revenue:			
Revenue	100.0%	100.0%	100.0%
Cost of revenue	35.2%	35.8%	37.2%
Technology and development expense	11.5%	11.7%	11.8%
Marketing and selling expense	33.3%	32.3%	30.9%
General and administrative expense	8.6%	8.7%	8.2%
Income from operations	11.4%	11.5%	11.9%
Interest income	0.1%	0.1%	0.4%
Other expense, net	0.3%	0.2%	0.1%
Interest expense	0.0%	0.2%	0.3%
Income before income taxes	11.2%	11.2%	11.9%
Income tax provision	1.2%	1.1%	1.1%
Net income	10.0%	10.1%	10.8%

In thousands

	Year Ended June 30,				
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Revenue	$ 817,009	$ 670,035	$ 515,826	22%	30%
Cost of revenue	$ 287,806	$ 240,195	$ 191,944	20%	25%
% of revenue	*35.2%*	*35.8%*	*37.2%*		

Revenue

We generate revenue primarily from the sale and shipping of customized manufactured products, as well as providing digital services, website design and hosting, email marketing services and order referral fees. We also generate a small percentage of our revenue from third-party offerings, which represented less than 1% of total revenue during the fiscal year ended June 30, 2011. Revenue in our second fiscal quarter includes a favorable impact from increased seasonal product sales.

Formerly, we described fluctuations in revenue using three different metrics: sessions, conversion rate and average order value. We have commenced using the combination of unique active customers and average bookings per unique active customer to describe our revenue performance as we believe this approach is more aligned with the way we manage our business and our efforts to drive increased revenue. We believe that by providing unique active customers and average bookings per unique active customer, we offer shareholders a more useful means of assessing our execution against our strategy. Because changes in one of these new metrics may be offset by changes in the other metric, no single factor is determinative of our revenue and profitability trends and we assess them together to understand their overall impact on revenue and profitability.

We seek to grow revenue by increasing the number of customers who purchase from us ("unique active customers"), as well as the amount our customers spend on our offerings ("average bookings per unique active customer"). A number of factors influence our ability to drive increases in these metrics:

- *Unique active customers.* The unique active customer count is the number of individual customers who purchased from us in a given period, with no regard to the frequency of purchase. For example, if a single customer makes 2 distinct purchases within a twelve-month period, that customer is tallied only once in the unique active customer count. We determine the uniqueness of a customer by looking at certain customer data. Unique active customers are driven by both the number of new customers we acquire, as well as our ability to retain customers after their first purchase. During our early growth phase, we focused more resources on the acquisition of new customers through the value of our offering and our broad-based marketing efforts targeted at the mass market for micro business customers. As we have grown larger, our acquisition focus has been supplemented with expanded retention efforts, such as email offers, customer service, and expanding our product offering. Our unique active customer count has grown significantly over the years, and we expect it will continue to grow as we see additional opportunity to drive both new customers as well as increased retention rates. A retained customer is any unique customer in a specific period who has also purchased in any prior period.

- *Average bookings per unique active customer.* Average bookings per unique active customer is total bookings, which represents the value of total customer orders received on our websites, for a given period of time divided by the total number of unique active customers who purchased during that same period of time. We seek to increase average bookings per unique active customer as a means of increasing revenue. Average bookings per unique active customer are influenced by the frequency that a customer purchases from us, the number of products and feature upgrades a customer purchases in a given period, as well as the mix of tenured customers versus new customers within the unique active customer count, as tenured customers tend to purchase more than new customers. Average bookings per unique active customer have grown over a multi-year period, though they do sometimes fluctuate from one quarter to the next depending upon the type of products promoted during a period and promotional discounts offered. For example, among other things, seasonal product offerings, such as holiday cards, can cause changes in bookings per customer in our second fiscal quarter ended December 31.

Total revenue for the fiscal year ended June 30, 2011 increased 22% to $817.0 million compared to the fiscal year ended June 30, 2010, due to increases in sales across our product and service offerings, as well as across all geographies. The overall growth during this period was driven by increases in the number of unique active customers, which grew by 19% to approximately 11.4 million. This was influenced by growth in new customer additions, which grew 16% to approximately 7.4 million, as well as growth in the number of retained customers, which grew 25% to approximately 4.0 million. Additionally, average bookings per unique active customer for the year grew by 3% to approximately $72. The weaker U.S. dollar positively impacted our revenue growth by an estimated 40 basis points in the fiscal year ended June 30, 2011, as compared to the fiscal year ended June 30, 2010.

Revenue increased 30% to $670.0 million, from fiscal 2009 to fiscal 2010, primarily due to increases in sales across our product and service offerings, as well as across geographies. The overall growth during this period was driven by increases in unique active customers, which grew by 20% to approximately 9.6 million. This was influenced by growth in new customer additions, which grew 14% to approximately 6.4 million, as well as growth in the number of retained customers, which grew 33% to approximately 3.2 million. Additionally, average bookings per unique active customer grew by 11% to approximately $70, which was in part due to the expansion of our product offering. The weaker U.S. dollar positively impacted our revenue growth rate by an estimated 230 basis points over the same period.

Total revenue by geographic segment for the fiscal year ended June 30, 2011, 2010 and 2009 are shown in the following tables:

In thousands

	Year Ended June 30,		%	Currency Impact: (Favorable)/	Constant-Currency Revenue
	2011	2010	Change	Unfavorable	Growth (1)
North America (2)	$ 452,770	$ 384,034	18%	—%	18%
Europe	321,716	258,534	24%	2%	26%
Asia Pacific	42,523	27,467	55%	(16)%	39%
Total revenue	$ 817,009	$ 670,035	22%	—%	22%

	Year Ended June 30,		%	Currency Impact: (Favorable)/	Constant-Currency Revenue
	2010	2009	Change	Unfavorable	Growth (1)
North America (2)	$ 384,034	$ 319,954	20%	—%	20%
Europe	258,534	180,714	43%	(3)%	40%
Asia Pacific	27,467	15,158	81%	(29)%	52%
Total revenue	$ 670,035	$ 515,826	30%	(2)%	28%

(1) Constant-currency revenue growth, a non-GAAP financial measure, represents the change in total revenue between current and prior year periods at constant-currency exchange rates by translating all non-U.S. dollar denominated revenue generated in the current period using the prior year period's average exchange rate for each currency to the

U.S. dollar. We have provided this non-GAAP financial measure because we believe it provides meaningful information regarding our results on a consistent and comparable basis for the periods presented. Management uses this non-GAAP financial measure, in addition to GAAP financial measures, to evaluate our operating results. This non-GAAP financial measure should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP.

(2) Includes referral fee revenue from membership discount programs of $0, $5.2 million and $20.1 million for the fiscal years ended June 30, 2011, 2010 and 2009.

Cost of revenue

Cost of revenue includes materials used to manufacture our products, payroll and related expenses for production personnel, depreciation of assets used in the production process and in support of digital marketing service offerings, shipping, handling and processing costs, third-party production costs, and other related costs of products sold by us. Production costs related to free products are included in cost of revenues as incurred.

The increase in cost of revenue from fiscal 2010 to fiscal 2011 was primarily attributable to the increased volume of product shipments during the current year period. The decrease in the cost of revenue as a percentage of total revenue from fiscal 2010 to 2011 was primarily attributable to favorable shifts in product mix including an increase in sales of digital services, improved pricing in relation to shipping costs, and productivity improvements at our manufacturing locations. These improvements were partially offset by lower overhead absorption resulting from the opening of our new production facility in Deer Park, Australia in June 2010.

The increase in cost of revenue from fiscal 2009 to fiscal 2010 was primarily attributable to the production costs associated with increased volume of shipments of products during this period. The decrease in cost of revenue as a percentage of revenue from fiscal 2009 to fiscal 2010 was primarily attributable to improved pricing agreements in relation to purchases of materials and shipping costs, productivity improvements at our manufacturing locations, and shifts in product mix including an increase in sales of digital services. These improvements were partially offset by a decrease in referral revenue and a strengthening of the Canadian dollar, which negatively impacted the raw material and labor costs of our Canadian production operations.

In thousands

	Year Ended June 30,				
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Technology and development expense	$ 93,626	$ 78,387	$ 60,921	19%	29%
% of revenue	*11.5%*	*11.7%*	*11.8%*		
Marketing and selling expense	$ 271,838	$ 216,574	$ 159,143	26%	36%
% of revenue	*33.3%*	*32.3%*	*30.9%*		
General and administrative expense	$ 70,659	$ 58,031	$ 42,236	22%	37%
% of revenue	*8.6%*	*8.7%*	*8.2%*		

Technology and development expense

Technology and development expense consists primarily of payroll and related expenses for our employees engaged in software and manufacturing engineering, information technology operations, content development, amortization of capitalized software and website development costs, hosting of our websites, asset depreciation, patent amortization, legal settlements in connection with patent-related claims, and other technology infrastructure-related costs. Depreciation expense for information technology equipment that directly supports the delivery of our digital marketing services products is included in cost of revenue.

The increase in our technology and development expenses of $15.2 million for fiscal 2011 as compared to fiscal 2010 was primarily due to increased payroll and facility-related costs of $9.3 million associated with increased headcount in our technology development and information technology support organizations. At June 30, 2011, we employed 454 employees in these organizations compared to 375 employees at June 30, 2010. In addition, during the fiscal year ended June 30, 2011, we continued to invest in our website infrastructure, which resulted in increased depreciation, hosting services expense and other website related expenses of $5.8 million as compared to the same periods in fiscal 2010. The increase in other website related expenses during fiscal 2011 includes the impact of a legal settlement of a patent claim, offset by expenses in the prior year related to the abandonment of certain acquired intangible assets recorded in conjunction with the Soft Sight, Inc. acquisition.

The increase in our technology and development expenses of $17.5 million for fiscal 2010 as compared to fiscal 2009 was primarily due to increased payroll and benefit costs of $10.4 million associated with increased headcount in our technology development and information technology support organizations. At June 30, 2010, we employed 375 employees in these organizations compared to 302 employees at June 30, 2009. In addition, to support our continued revenue growth during this period, we continued to invest in our website infrastructure, which resulted in increased depreciation and hosting services expense of $2.4 million, increased third-party consulting services of $0.8 million, and increased other expenses of $3.0 million for fiscal 2010 as compared to fiscal 2009. Fiscal 2010 included $0.9 million of expense related to certain acquired intangibles recorded in conjunction with the Soft Sight acquisition that were determined not to have an economic use for Vistaprint and were abandoned.

Marketing and selling expense

Marketing and selling expense consists primarily of advertising and promotional costs; payroll and related expenses for our employees engaged in marketing, sales, customer support and public relations activities; and third-party payment processing fees.

The increase in our marketing and selling expenses of $55.3 million for fiscal 2011 as compared to fiscal 2010 was driven primarily by increases of $41.9 million in advertising costs and commissions related to new customer acquisition and costs of promotions targeted at our existing customer base, and increases in payroll and facility-related costs of $11.4 million. We continued to expand our marketing organization and our customer service, sales and design support centers and at June 30, 2011, we employed 1,017 employees in these organizations compared to 806 employees at June 30, 2010. In addition, payment processing fees paid to third parties increased by $3.2 million during fiscal 2011, as compared to fiscal 2010 due primarily to increased order volumes. These increases were partially offset by a charge of $1.5 million related to indirect taxes that is included in the fiscal year ended June 30, 2010.

The increase in our marketing and selling expenses of $57.4 million for fiscal 2010 as compared to fiscal 2009 was driven primarily by increases of $39.5 million in advertising costs and commissions related to new customer acquisition and costs of promotions targeted at our existing customer base, and increases in payroll and benefits related costs of $12.9 million. During this period, we continued to expand our marketing organization and our customer service, sales and design support centers including the addition of our facilities in Berlin, Germany and Tunis, Tunisia. At June 30, 2010, we employed 806 employees in these organizations compared to 609 employees at June 30, 2009. In addition, payment processing fees paid to third-parties increased by $2.8 million during fiscal 2010, as compared to fiscal 2009 due to increased order volumes.

General and administrative expense

General and administrative expense consists primarily of general corporate costs, including third-party professional fees, insurance and payroll and related expenses of employees involved in executive management, finance, legal, and human resources.

The increase in our general and administrative expenses of $12.6 million for fiscal 2011 as compared to fiscal 2010 was primarily due to increased payroll and facility-related costs of $12.8 million resulting from the continued investment in our general and administrative organizations to support our expansion and growth. At June 30, 2011, we employed 267 employees in these organizations compared to 199 employees at June 30, 2010. These increases were offset by decreased third-party professional fees of $0.8 million during fiscal 2011 as compared to fiscal 2010 due primarily to the completion of our change of domicile to the Netherlands and decreased costs of ongoing litigation and other general and administrative activities.

The increase in our general and administrative expenses of $15.8 million for fiscal 2010 as compared to fiscal 2009 was primarily due to increased payroll and benefit costs of $8.0 million resulting from the continued growth of our executive management, finance, legal and human resource organizations to support our expansion and growth, and increased third-party professional fees of $5.6 million related to ongoing litigation, the execution of our change of domicile to the Netherlands, and other general and administrative activities including recruitment. At June 30, 2010, we employed 199 employees in these organizations compared to 141 employees at June 30, 2009. The increase in headcount has resulted in an increase in allocated overhead of $1.1 million as compared to fiscal 2009.

Interest income

Interest income, which consists of interest earned on cash, cash equivalents and marketable securities, was $0.4 million, $0.4 million and $1.7 million during fiscal 2011, 2010 and 2009, respectively. The decrease in interest income is attributable to the decline in interest rates on a year-over-year basis, partially offset by higher levels of interest bearing assets.

Other expense, net

Other expense, net, which primarily consists of gains and losses from currency transactions or revaluation and realized gains and losses related to our marketable securities, was $2.2 million, $1.5 million, and $0.8 million for fiscal 2011, 2010 and 2009, respectively. Increases in other expense, net are primarily due to currency exchange rate fluctuations on transactions or balances denominated in currencies other than the functional currency of our subsidiaries.

Interest expense

Interest expense, which consists of interest and penalties, if any, paid to financial institutions on outstanding balances on our credit facilities, was $0.2 million, $0.8 million, and $1.4 million in fiscal 2011, 2010, and 2009, respectively. The decrease in interest expense from the prior-year periods was due to a decrease in the outstanding principal on our bank loans including payment of the remaining balances of our amended Canadian credit agreement during fiscal 2011 and our Euro revolving credit agreement and original Canadian credit agreement in fiscal 2010.

Income tax provision

	Year Ended June 30,		
	2011	2010	2009
Income tax provision	$ 9,013	$ 7,273	$ 5,417
Effective tax rate	*9.9%*	*9.7%*	*8.9%*

Income tax expense increased to $9.0 million for fiscal 2011, as compared to $7.3 million, and $5.4 million for fiscal 2010 and 2009, respectively as a result of increased operating expenses and the transfer pricing agreements between our subsidiaries. The change in the effective tax rate for fiscal 2011 as compared to fiscal 2010 is primarily attributable to unfavorable changes in the amount and geographic mix of taxable earnings partially offset by the retroactive renewal of the U.S. federal research and development tax credit as a result of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 enacted in the quarter ended December 31, 2010.

The increase in the effective tax rate for fiscal 2010 as compared to fiscal 2009 is primarily attributable to the expiration of the U.S. federal research and development tax credit offset by the benefit associated with the geographic mix of taxable earnings.

Liquidity and Capital Resources

Consolidated Statements of Cash Flows Data:
In thousands

	Year Ended June 30,		
	2011	2010	2009
Capital expenditures	$ (37,405)	$ (101,326)	$ (76,286)
Capitalization of software and website development costs	(6,290)	(6,516)	(7,168)
Depreciation and amortization	50,627	44,367	35,713
Cash flows provided by operating activities	162,633	153,701	120,051
Cash flows used in investing activities	(34,330)	(123,865)	(57,595)
Cash flows (used in) provided by financing activities	(58,282)	1,259	(31,243)

At June 30, 2011, we had $236.6 million of cash and cash equivalents and no long-term debt. Cash and cash equivalents increased $73.8 million in fiscal 2011. The activity of these cash flows during fiscal 2011 related primarily to the following items:

Cash inflows:

- Net income of $82.1 million;
- Positive adjustments for non-cash items of $72.1 million including depreciation and amortization of $50.6 million and share-based compensation costs of $21.7 million and $8.4 million provided by working capital and other activities;
- Net investment activity of $9.6 million; and
- Proceeds from share issuances pursuant to option exercises of $7.0 million.

Cash outflows:

- Repurchases of our ordinary shares of $56.9 million;
- Capital expenditures of $37.4 million of which $16.2 million were related to the purchase of manufacturing and automation equipment for our production facilities, $11.2 million were related to the purchase of land and facilities, and $10.0 million were related to purchases of other assets including information technology infrastructure and office equipment;
- Internal costs for software and website development that we have capitalized of $6.3 million;
- Payments of the minimum withholding taxes related to shares withheld on vested restricted stock units of $5.7 million; and
- Payments in connection with our loan facility of $5.2 million, which included the final balloon payment on our amended Canadian credit agreement in December 2010.

Additional Liquidity and Capital Resources Information. During fiscal 2011, we financed our operations primarily through internally generated cash flows from operations. We believe that our available cash, cash flows generated from operations and our debt financing capacity will be sufficient to satisfy our working capital and planned investments to support our new growth strategy including capital expenditure requirements for the foreseeable future. We currently plan to invest approximately $75 million to $95 million on capital expenditures in fiscal 2012, primarily due to plans to expand our manufacturing capacity in Europe, construction of our Jamaican customer service, sales and design support center, and other IT and manufacturing equipment requirements to support our growth.

We may also use a combination of available cash, cash flow generated from operations, and debt financing to repurchase our ordinary shares. Pursuant to our repurchase program announced in November 2010, we have purchased 3,074,832 of our ordinary shares subsequent to June 30, 2011 and through August 12, 2011 for a cost of $91.1 million bringing the total ordinary shares repurchased under the plan to 4,401,765 for a cost of $148.0 million. We have reached the program limit of 10% of our issued and outstanding ordinary shares as of the date the program was authorized and plan to seek shareholder approval for additional share repurchases.

As part of our growth strategy we expect to be more proactive in assessing potential merger and acquisition targets, though we will continue to be prudent and selective. We believe that if we were to make investments incremental to our plan in areas such as mergers and acquisitions, we may require external debt financing that we believe would be available to us on commercially acceptable terms.

Contractual Obligations

Contractual obligations at June 30, 2011 are as follows:

In thousands

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$ 46,349	$ 9,043	$ 15,849	$ 14,774	$ 6,683
Purchase obligations	23,020	23,020	—	—	—
Total (1)	$ 69,369	$ 32,063	$ 15,849	$ 14,774	$ 6,683

(1) We may be required to make cash outlays related to our unrecognized tax benefits. However, due to the uncertainty of the timing of future cash flows associated with our unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits of $2.5 million as of June 30, 2011 have been excluded from the contractual obligations table above. For further information on unrecognized tax benefits, see Item 8 of Part II, "Financial Statements and Supplementary Data — Note 10 — Income Taxes."

Long-Term Debt. During fiscal 2011, we paid the remaining balance of our amended Canadian credit agreement. There are no remaining long-term debt obligations outstanding as of June 30, 2011.

Operating Leases. We rent office space under operating leases expiring on various dates through 2018. Future rental payments required under our leases are an aggregate of approximately $46.3 million. The terms of certain lease agreements require security deposits in the form of bank guarantees and a letter of credit in the amount of $2.0 million and $0.4 million, respectively. We have entered into an operating lease for a new location for our headquarters office in Paris, France and plan to exit our existing office space prior to the end of the calendar year. Both leases are included in the calculation of future rental payments as of June 30, 2011. We may incur costs in the future to exit the lease for the current location, although we do not have an ability to estimate the timing or amount of such costs.

Purchase Obligations. At June 30, 2011, we had unrecorded commitments under contract of $23.0 million, which were principally composed of site development and construction of our Jamaican customer service, sales and design support centers of approximately $14.8 million, production and computer equipment purchases of approximately $6.6 million, and other unrecorded purchase commitments of $1.6 million.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk. Our exposure to interest rate risk relates primarily to our cash, cash equivalents and marketable securities that at June 30, 2011 consisted of money market funds and an investment in a municipal auction rate security. These cash equivalents and marketable securities are held for working capital purposes and we do not enter into investments for trading or speculative purposes. Due to the nature of our investments, we do not believe we have a material exposure to interest rate risk.

Currency Exchange Rate Risk. We conduct business in multiple currencies through our worldwide operations but report our financial results in U.S. dollars. Therefore, we are affected by fluctuations in exchange rates of such currencies versus the U.S. dollar as follows:

- *Translation of our non-U.S. dollar revenues and expenses:* Revenue and related expenses generated in currencies other than the U.S. dollar could result in higher or lower net income when, upon consolidation, those transactions are translated to U.S. dollars. When the value or timing of revenue and expenses in a given currency are materially different, we may be exposed to significant impacts on our net income.

- *Remeasurement of monetary assets and liabilities:* Transaction gains and losses generated from remeasurement of monetary assets and liabilities denominated in currencies other than the functional currency of a subsidiary are included in other expense, net on the consolidated statements of income. Our subsidiaries have intercompany accounts that are eliminated in consolidation and cash and cash equivalents denominated in various currencies that expose us to fluctuations in currency exchange rates. A hypothetical 10%

change in currency exchange rates was applied to total net monetary assets denominated in currencies other than the functional currencies at the balance sheet dates to compute the impact these changes would have had on our income before taxes in the near term. A hypothetical decrease in exchange rates of 10% against the functional currency of our subsidiaries would have resulted in an increase of $0.8 million and a decrease of $0.7 million on our income before income taxes for the fiscal years 2011 and 2010, respectively.

- *Translation of our non-U.S. dollar assets and liabilities*: Each of our subsidiaries translates its assets and liabilities to U.S. dollars at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of accumulated other comprehensive income (loss) on the balance sheet. Fluctuations in exchange rates can materially impact the carrying value of our assets and liabilities.

Foreign currency transaction losses included in other expense, net for the years ended June 30, 2011, 2010, and 2009 were $2.1 million, $1.5 million, and $0.8 million, respectively.

Item 8. ***Financial Statements and Supplementary Data***

VISTAPRINT N.V.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Supervisory Board and Shareholders of
Vistaprint N.V.

We have audited the accompanying consolidated balance sheets of Vistaprint N.V. ("the Company") as of June 30, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vistaprint N.V. at June 30, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Vistaprint N.V.'s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 17, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 17, 2011

VISTAPRINT N.V.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	June 30, 2011	June 30, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 236,552	$ 162,727
Marketable securities	529	9,604
Accounts receivable, net of allowances of $243 and $53, respectively	13,389	9,389
Inventory	8,377	6,223
Prepaid expenses and other current assets	13,444	15,059
Total current assets	272,291	203,002
Property, plant and equipment, net	262,104	249,961
Software and web site development costs, net	6,046	6,426
Deferred tax assets	6,522	7,277
Other assets	8,937	11,223
Total assets	$ 555,900	$ 477,889
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 15,998	$ 16,664
Accrued expenses	68,989	65,609
Deferred revenue	8,819	4,138
Current portion of long-term debt	—	5,222
Total current liabilities	93,806	91,633
Deferred tax liabilities	3,794	3,151
Other liabilities	8,207	6,991
Total liabilities	105,807	101,775
Commitments and contingencies (Note 12)		
Shareholders' equity:		
Preferred shares, par value €0.01 per share, 120,000,000 shares authorized; none issued and outstanding	—	—
Ordinary shares, par value €0.01 per share, 120,000,000 shares authorized; 49,950,289 and 49,891,244 shares issued and 43,144,718 and 43,855,164 shares outstanding, respectively	699	698
Treasury shares, at cost, 6,805,571 and 6,036,080 shares, respectively	(85,377)	(29,637)
Additional paid-in capital	273,260	249,153
Retained earnings	248,634	166,525
Accumulated other comprehensive income (loss)	12,877	(10,625)
Total shareholders' equity	450,093	376,114
Total liabilities and shareholders' equity	$ 555,900	$ 477,889

See accompanying notes.

Form 10-K

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)

	Year Ended June 30,		
	2011	2010	2009
Revenue	$ 817,009	$ 670,035	$ 515,826
Cost of revenue (1)	287,806	240,195	191,944
Technology and development expense (1)	93,626	78,387	60,921
Marketing and selling expense (1)	271,838	216,574	159,143
General and administrative expense (1)	70,659	58,031	42,236
Income from operations	93,080	76,848	61,582
Interest income	435	441	1,725
Other expense, net	2,197	1,491	803
Interest expense	196	784	1,401
Income before income taxes	91,122	75,014	61,103
Income tax provision	9,013	7,273	5,417
Net income	$ 82,109	$ 67,741	$ 55,686
Basic net income per share	$ 1.89	$ 1.56	$ 1.29
Diluted net income per share	$ 1.83	$ 1.49	$ 1.25
Weighted average shares outstanding — basic	43,431,326	43,365,872	43,330,166
Weighted average shares outstanding — diluted	44,951,199	45,336,561	44,634,191

(1) Share-based compensation is allocated as follows:

	Year Ended June 30,		
	2011	2010	2009
Cost of revenue	$ 686	$ 840	$ 745
Technology and development expense	4,178	5,790	5,053
Marketing and selling expense	3,841	4,965	4,021
General and administrative expense	12,972	10,785	9,654

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands)

	Ordinary Shares		Treasury Shares					
	Number of Shares Issued	Amount	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at June 30, 2008	48,779	$ 683	(4,500)	$ —	$ 190,632	$ 43,098	$ 8,092	$ 242,505
Issuance of ordinary shares due to share option exercises	807	11			12,056			12,067
Restricted share units vested, net of shares withheld for taxes	359	5	(85)	(2,818)	(1,363)			(4,176)
Excess tax benefits from share-based compensation					9,603			9,603
Share-based compensation expense					19,737			19,737
Repurchase of ordinary shares	(770)	(11)	(1,784)	(27,063)	(18,444)			(45,518)
Comprehensive income:								
Net income						55,686		55,686
Foreign currency translation							(4,382)	(4,382)
Unrealized gain on marketable securities							12	12
Total comprehensive income								51,316
Balance at June 30, 2009	49,175	$ 688	(6,369)	$ (29,881)	$ 212,221	$ 98,784	$ 3,722	$ 285,534
Issuance of ordinary shares due to share option exercises	633	9	151	721	14,247			14,977
Restricted share units vested, net of shares withheld for taxes	83	1	182	(477)	(5,666)			(6,142)
Excess tax benefits from share-based compensation					6,272			6,272
Share-based compensation expense					22,079			22,079
Comprehensive income:								
Net income						67,741		67,741
Foreign currency translation							(14,368)	(14,368)
Unrealized gain on cash flow hedge, net of tax							49	49
Unrealized loss on marketable securities							(28)	(28)
Total comprehensive income								53,394
Balance at June 30, 2010	49,891	$ 698	(6,036)	$ (29,637)	$ 249,153	$ 166,525	$ (10,625)	$ 376,114

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (CONTINUED) (in thousands)

	Ordinary Shares		Treasury Shares					
	Number of Shares Issued	Amount	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at June 30, 2010	49,891	$ 698	(6,036)	$ (29,637)	$ 249,153	$ 166,525	$ (10,625)	$ 376,114
Issuance of ordinary shares due to share option exercises	59	1	256	3,035	3,977			7,013
Restricted share units vested, net of shares withheld for taxes			301	(1,840)	(3,813)			(5,653)
Excess tax benefits from share-based compensation					2,515			2,515
Share-based compensation expense					21,428			21,428
Repurchase of ordinary shares			(1,327)	(56,935)				(56,935)
Comprehensive income:								
Net income						82,109		82,109
Foreign currency translation							23,483	23,483
Reclassification of unrealized gains to net income							19	19
Total comprehensive income								105,611
Balance at June 30, 2011	49,950	$ 699	(6,806)	$ (85,377)	$ 273,260	$ 248,634	$ 12,877	$ 450,093

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2011	2010	2009
Operating activities			
Net income	$ 82,109	$ 67,741	$ 55,686
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	50,627	44,367	35,713
Abandonment of intangible assets acquired in a business acquisition	—	920	—
Realized loss on marketable securities	71	—	—
Realized loss on sale, disposal, or impairment of long-lived assets	486	535	1,892
Amortization of premiums and discounts on short-term investments	163	127	—
Share-based compensation expense	21,677	22,380	19,473
Excess tax benefits derived from share-based compensation awards	(2,515)	(6,272)	(9,603)
Deferred taxes	1,614	179	(4,538)
Changes in operating assets and liabilities, excluding the effect of an acquisition:			
Accounts receivable	(3,454)	(3,727)	276
Inventory	(1,466)	(2,224)	(1,921)
Prepaid expenses and other assets	9,936	3,792	(4,879)
Accounts payable	(2,610)	6,176	3,148
Accrued expenses and other liabilities	5,995	19,707	24,804
Net cash provided by operating activities	162,633	153,701	120,051
Investing activities			
Purchases of property, plant and equipment	(37,405)	(101,326)	(76,286)
Proceeds from sale of equipment	—	177	—
Business acquisition, net of cash acquired	—	(6,496)	—
Purchases of marketable securities	—	(9,804)	(6,078)
Sales, maturities and redemptions of marketable securities	9,570	100	31,937
Purchases of intangible assets	(205)	—	—
Capitalization of software and website development costs	(6,290)	(6,516)	(7,168)
Net cash used in investing activities	(34,330)	(123,865)	(57,595)
Financing activities			
Repayments of long-term debt	(5,222)	(13,848)	(3,219)
Payment of withholding taxes in connection with vesting of restricted share units	(5,653)	(6,142)	(4,176)
Repurchase of ordinary shares	(56,935)	—	(45,518)
Excess tax benefits derived from share-based compensation awards	2,515	6,272	9,603
Proceeds from issuance of shares	7,013	14,977	12,067
Net cash (used in) provided by financing activities	(58,282)	1,259	(31,243)
Effect of exchange rate changes on cash	3,804	(2,356)	(370)
Net increase in cash and cash equivalents	73,825	28,739	30,843
Cash and cash equivalents at beginning of period	162,727	133,988	103,145
Cash and cash equivalents at end of period	$ 236,552	$ 162,727	$ 133,988

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(in thousands)

	Year Ended June 30,		
	2011	2010	2009
Cash paid during the period for:			
Interest	$ 219	$ 883	$ 1,391
Income taxes	4,259	1,573	3,021

See accompanying notes.

VISTAPRINT N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended June 30, 2011, 2010 and 2009
(in thousands, except share and per share data)

1. Description of the Business

The Vistaprint group of companies offers micro businesses the ability to market their businesses with a broad range of brand identity and promotional products, marketing services and digital solutions. Through the use of proprietary Internet-based graphic design software, localized websites, proprietary order receiving and processing technologies and advanced computer integrated production facilities, we offer a broad spectrum of products, such as business cards, website hosting, apparel, signage, promotional gifts, brochures, online marketing and creative services. We focus on serving the marketing, graphic design and printing needs of the micro business market, generally businesses or organizations with fewer than 10 employees and usually 2 or fewer. We also provide personalized products for home and family use.

Change of Domicile

On August 30, 2009, we moved our place of incorporation of the publicly traded parent entity of the Vistaprint group of companies from Bermuda to the Netherlands. Vistaprint N.V. was formed as a limited liability company (naamloze vennootschap) under the laws of the Netherlands. Pursuant to a scheme of arrangement under Bermuda law approved by the common shareholders of Vistaprint Limited, among other things, each common share of Vistaprint Limited was exchanged for one ordinary share of Vistaprint N.V. This change of domicile was accounted for as a merger between entities under common control and as a result all historical share information has been restated to reflect its impact. The historical financial statements of Vistaprint Limited for periods prior to this transaction are considered to be the historical financial statements of Vistaprint N.V. The change of domicile has not had and is not expected to have a material impact on how we conduct our day-to-day operations, our financial position, consolidated effective tax rate, results of operations or cash flows.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Vistaprint N.V., its wholly owned subsidiaries, and those entities in which we have a variable interest and are the primary beneficiary. Intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe our most significant estimates are associated with the useful lives and valuation of our long-lived assets, share-based compensation, income taxes and litigation and contingencies, among others. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from those estimates.

Cash, Cash Equivalents and Marketable Securities

We consider all highly liquid investments purchased with an original maturity of three months or less to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. Cash equivalents consist of money market funds. Cash and cash equivalents restricted for use were $1,205 and $2,005 as of June 30, 2011 and 2010, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Marketable securities, when held, consist primarily of investment-grade corporate bonds, U.S. government agency issues, and certificates of deposit. Our marketable securities are classified as "available-for-sale securities" and carried at fair value, with the unrealized gains and losses reported as a separate component of accumulated other comprehensive income (loss). The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

We review our investments for other-than-temporary impairment whenever the fair value of an investment is less than amortized cost and evidence indicates that an investment's carrying amount is not recoverable within a reasonable period of time. At June 30, 2011 and 2010, we held one municipal auction rate security ("ARS") as a result of failed auctions. The issuer of the ARS initiated a tender offer in June 2011 and, on July 14, 2011, the securities were redeemed. As of June 30, 2011, the ARS has been included in marketable securities at its redemption value and a realized loss of $71 has been included in other expense, net, of which $40 was reclassified from other comprehensive income. There were no other-than-temporary impairments during the years ended June 30, 2010 and 2009.

Cash, cash equivalents and marketable securities as of June 30, 2011 consisted of the following:

	Amortized Cost	Gross Unrealized Gains (Losses)	Fair Value
Cash and cash equivalents	$ 236,552	$ —	$ 236,552
Marketable securities:			
Municipal auction rate security	529	—	529
Total cash and cash equivalents, and marketable securities	$ 237,081	$ —	$ 237,081

Cash, cash equivalents and marketable securities as of June 30, 2010 consisted of the following:

	Amortized Cost	Gross Unrealized Losses	Fair Value
Cash and cash equivalents	$ 162,727	$ —	$ 162,727
Marketable securities:			
Corporate debt securities	6,772	(27)	6,745
U.S government and agency securities	1,900	—	1,900
Certificates of Deposit	960	(1)	959
Total current marketable securities	9,632	(28)	9,604
Municipal auction rate security	700	(40)	660
Total long-term marketable securities	700	(40)	660
Total cash and cash equivalents, and marketable securities	$ 173,059	$ (68)	$ 172,991

Accounts Receivable

Accounts receivable includes amounts due from customers, affiliates and partners. We offset gross trade accounts receivable with an allowance for doubtful accounts, which is our best estimate of the amount of probable credit losses in existing accounts receivable. Account balances are charged off against the allowance when the potential for recovery is considered remote.

Inventories

Inventories consist primarily of raw materials and are recorded at the lower of cost or market value using a first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Additions and improvements that substantially extend the useful life of a particular asset are capitalized while repairs and maintenance costs are expensed as incurred. Depreciation of plant and equipment is recorded on a straight-line basis over the estimated useful lives of the assets.

Software and Web Site Development Costs

We capitalize eligible salaries and payroll-related costs of employees who devote time to the development of internal-use computer software. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. These costs are amortized on a straight-line basis over the estimated useful life of the software, which is generally two years. Costs associated with preliminary stage software development, repair, maintenance or the development of website content are expensed as incurred.

Amortization of previously capitalized amounts in the years ended June 30, 2011, 2010 and 2009 was $6,653, $6,780 and $5,762, respectively, resulting in accumulated amortization of $12,370 and $12,205 at June 30, 2011 and 2010, respectively.

Leases

We categorize leases at their inception as either operating or capital leases. Costs for operating leases that include incentives such as payment escalations or rent abatements are recognized on a straight-line basis over the term of the lease. Additionally, inducements received are treated as a reduction of our costs over the term of the agreement. Leasehold improvements are capitalized at cost and amortized over the shorter of their expected useful life or the life of the lease, excluding renewal periods.

Business Combinations

We assign the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. We assess the fair value of assets, including intangible assets, using a variety of methods and each asset is measured at fair value from the perspective of a market participant. The method used to estimate the fair values of intangible assets incorporates significant assumptions regarding the estimates a market participant would make in order to evaluate an asset, including a market participant's use of the asset and the appropriate discount rates for a market participant. Assets recorded from the perspective of a market participant that are determined to not have economic use for us are expensed immediately. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. Transaction costs and restructuring costs associated with a transaction to acquire a business are expensed as incurred.

Intangible Assets

All costs related to patent applications are expensed as incurred. The costs of purchasing patents from unrelated third parties are capitalized and amortized over the estimated useful life of the patent. The costs of pursuing others who are believed to infringe on our patents, as well as costs of defending against patent-infringement claims, are expensed as incurred.

We record acquired intangible assets at fair value on the date of acquisition and amortize such assets using the straight-line method over the expected useful life of the asset, unless another amortization method was deemed to be more appropriate. We evaluate the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset's remaining useful life is changed, we amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life.

Estimated future intangible asset amortization expense for the next five fiscal years based on balances at June 30, 2011 is $910, $694, $340, $92, and $46, respectively.

Long-Lived Assets

We continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of our long-lived assets, excluding goodwill, may warrant revision or that the carrying value of these assets may not be recoverable. We evaluate the realizability of our long-lived assets based on profitability and cash flow expectations for the related asset. Any write-downs are treated as permanent reductions in the carrying amount of the assets.

For the fiscal years ended June 30, 2011, 2010 and 2009 we recorded impairment charges on long-lived assets of $252, $514 and $1,363, respectively.

Goodwill

Goodwill is evaluated for impairment on an annual basis during the fiscal third quarter, or earlier if impairment indicators are present. Our annual impairment test concluded that there was no impairment of goodwill, and there have been no indications of impairment that would require an updated analysis as of June 30, 2011. Goodwill is included in other assets on the accompanying balance sheet.

Revenue Recognition

We generate revenue primarily from the sale and shipping of customized manufactured products, as well as providing digital services, website design and hosting, email marketing services and order referral fees. We recognize revenue arising from sales of products and services when it is realized or realizable and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped or service rendered with no significant post-delivery obligations on our part, the net sales price is fixed or determinable and collectability is reasonably assured. For subscription services we recognize revenue for the fees charged to customers ratably over the term of the service arrangement. Revenue is recognized net of discounts we offer to our customers as part of advertising campaigns. A reserve for sales returns and allowances is recorded based on historical experience or specific identification of an event necessitating a reserve.

Shipping, handling and processing costs billed to customers are included in revenue and the related costs are included in cost of revenue. Sales and purchases in jurisdictions which are subject to indirect taxes, such as value added tax ("VAT"), are recorded net of tax collected and paid as we act as an agent for the government.

Advertising Expense

Advertising costs are expensed as incurred and included in marketing and selling expense. Advertising expense for the years ended June 30, 2011, 2010 and 2009 was $177,101, $135,675 and $95,378, respectively, which consisted of external costs related to customer acquisition and retention marketing campaigns.

Research and Development Expense

Research and development costs are expensed as incurred and included in technology and development expense. Research and development expense for the years ended June 30, 2011, 2010 and 2009 was $11,128, $8,501 and $7,069, respectively, which consisted of costs related to enhancing our manufacturing engineering and technology capabilities.

Income Taxes

As part of the process of preparing our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax expense and assessing temporary and permanent differences resulting from differing treatment of items for tax and financial reporting purposes. We recognize deferred tax assets and liabilities for the temporary differences using the enacted tax rates and laws that will be in effect when we expect temporary differences to reverse. We assess the ability to realize our deferred tax assets based upon the weight of available evidence both positive and negative. To the extent we believe that it is more likely than not that that some portion or all of the deferred tax assets will not be realized, we establish a valuation allowance. In the event that actual results differ from our estimates or we adjust our estimates in the future, we may need to increase or decrease income tax expense, which could have a material impact on our financial position and results of operations.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in our financial statements from such positions are measured on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The unrecognized tax benefits will reduce our effective tax rate if recognized. Interest and, if applicable, penalties related to unrecognized tax benefits are recorded in the provision for income taxes.

Foreign Currency Translation

Our non-U.S. dollar functional currency subsidiaries translate their assets and liabilities denominated in their functional currency to U.S. dollars at current rates of exchange in effect at the balance sheet date, and revenues and expenses are translated at average rates prevailing throughout the period. The resulting gains and losses from translation are included as a component of other comprehensive income (loss). Transaction gains and losses and remeasurement of assets and liabilities denominated in currencies other than an entity's functional currency are included in other expense, net and were $2,126, $1,491 and $803 for the years ended June 30, 2011, 2010 and 2009, respectively.

Shareholders' Equity

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) is composed of net income, unrealized gains and losses on marketable securities and derivatives, and cumulative foreign currency translation adjustments, which are disclosed in the accompanying consolidated statements of shareholders' equity and comprehensive income.

The components of accumulated other comprehensive income (loss) were as follows:

	June 30,	
	2011	2010
Cumulative translation adjustments	$ 12,877	$ (10,606)
Unrealized gain on cash flow hedge, net of tax of $0 and $22, respectively	—	49
Unrealized loss on marketable securities	—	(68)
Accumulated other comprehensive income (loss)	$ 12,877	$ (10,625)

Treasury Shares

Treasury shares are accounted for under the cost method and included as a component of shareholders' equity.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding for the fiscal period. Diluted net income per share gives effect to all potentially dilutive securities, including share options and restricted share units ("RSUs"), using the treasury stock method as our unvested share options and RSUs do not have rights to dividends.

The following table sets forth the reconciliation of the weighted-average number of ordinary shares:

	Year Ended June 30,		
	2011	2010	2009
Weighted average shares outstanding, basic	43,431,326	43,365,872	43,330,166
Weighted average shares issuable upon exercise/vesting of outstanding share options/RSUs	1,519,873	1,970,689	1,304,025
Shares used in computing diluted net income per share	44,951,199	45,336,561	44,634,191
Weighted average anti-dilutive shares excluded from diluted net income per share	640,214	259,398	2,096,825

Compensation Expense

Share-Based Compensation

Compensation expense for all share-based awards expected to vest is measured at fair value on the date of grant and recognized over the service period. The fair value of RSUs is determined based on the number of shares granted and the quoted price of our ordinary shares. Such value is recognized as expense over the service period, net of estimated forfeitures. The estimation of share awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

Sabbatical Leave

Compensation expense associated with a sabbatical leave, or other similar benefit arrangements, is accrued over the requisite service period during which an employee earns the benefit, net of estimated forfeitures, and is included in other liabilities on our consolidated balance sheets.

Concentrations of Credit Risk

We monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. We had one customer that represented 26% of our total accounts receivable at June 30, 2011. All balances related to this one customer have been collected as of the date of this filing.

We maintain an allowance for doubtful accounts for potential credit losses based upon specific customer accounts and historical trends, and such losses to date in the aggregate have not materially exceeded our expectations.

Recently Adopted Accounting Pronouncements

Effective July 1, 2010, we adopted Accounting Standards Update ("ASU") 2009-13 Multiple-Deliverable Revenue Arrangements, which amends ASC Subtopic 650-25 Revenue Recognition — Multiple-Element Arrangements to eliminate the requirement that all undelivered elements have vendor-specific objective evidence ("VSOE") or third-party evidence ("TPE") before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. The adoption of this ASU did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS ("ASU 2011-04"), which is intended to result in convergence between U.S. GAAP and International Financial Reporting Standards requirements for measurement of, and disclosures about, fair value. ASU 2011-04 clarifies or changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The new guidance is effective for our third quarter of the fiscal year ending June 30, 2012, and we do not expect its adoption to have a material effect on our financial position or results of operations.

In June 2011, the Financial Accounting Standards Board issued ASU 2011-05 Presentation of Comprehensive Income, which makes the presentation of items within other comprehensive income ("OCI") more prominent. The new standard will require companies to present items of net income, items of OCI and total comprehensive income in one continuous statement or two separate consecutive statements, and companies will no longer be allowed to present items of OCI in the statement of shareholders' equity. Reclassification adjustments between OCI and net income will be presented separately on the face of the financial statements. The new guidance is effective for our fiscal year ending June 30, 2013, and we do not expect its adoption to have a material effect on our financial position or results of operations.

3. Fair Value Measurements

We use a three-level valuation hierarchy for measuring fair value and include detailed financial statement disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- *Level 1:* Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- *Level 2:* Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- *Level 3:* Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following tables summarize, by major security type, our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	June 30, 2011			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 236,552	$ 236,552	$ —	$ —
Auction rate security	529	—	—	529
Total assets recorded at fair value	$ 237,081	$ 236,552	$ —	$ 529

	June 30, 2010			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 162,727	$ 162,727	$ —	$ —
Corporate debt securities	6,745	6,745	—	—
U.S. government and agency securities	1,900	1,900	—	—
Certificates of deposit	959	959	—	—
Auction rate security	660	—	—	660
Total assets recorded at fair value	$ 172,991	$ 172,331	$ —	$ 660

The following table presents a roll forward of assets measured at fair value using significant unobservable inputs (Level 3) at June 30, 2011 and 2010:

Balance at June 30, 2009	$ 760
Maturities or redemptions	(100)
Balance at June 30, 2010	$ 660
Maturities or redemptions	(100)
Reclassification of unrealized loss to net income	40
Realized loss	(71)
Balance at June 30, 2011	$ 529

4. Property, Plant and Equipment, Net

Property, plant and equipment, net consists of the following:

	Estimated useful lives	June 30, 2011	June 30, 2010
Land improvements	10 years	$ 1,416	$ 1,172
Building and building improvements	10 - 30 years	119,233	82,619
Machinery and production equipment	4 - 10 years	165,261	143,338
Computer software and equipment	3 - 5 years	60,822	48,689
Furniture, fixtures and office equipment	5 - 7 years	11,075	9,353
Leasehold improvements	Shorter of lease term or expected life of the asset	7,645	4,663
Construction in progress		13,422	37,910
		378,874	327,744
Less accumulated depreciation		(145,724)	(96,945)
		233,150	230,799
Land		28,954	19,162
Property, plant, and equipment, net		$ 262,104	$ 249,961

Depreciation expense totaled $43,410, $37,199 and $29,236 for the years ended June 30, 2011, 2010 and 2009, respectively.

5. Goodwill and Acquired Intangible Assets

On December 30, 2009, we acquired 100% of the outstanding equity of Soft Sight, Inc., a privately held developer of embroidery digitization software based in the United States, for $6,500 in cash. Soft Sight's proprietary software enables a customer's uploaded graphic artwork to be automatically converted into embroidery stitch patterns for subsequent manufacturing. We launched a line of embroidered products to customers in fiscal 2011.

We allocated the purchase price for Soft Sight to net tangible assets of $52, intangible assets of $2,647, goodwill of $4,168 and net deferred tax liabilities of $368. Of the $2,647 of acquired intangible assets, $920 was immediately expensed as it will not be used and does not have economic value for us. The carrying value of the remaining intangible assets related to developed embroidery technology and customer lists are being amortized over a weighted average life of approximately 3.8 years.

6. Accrued Expenses

Accrued expenses included the following:

	June 30, 2011	June 30, 2010
Compensation costs (1)	$ 23,142	$ 16,263
Advertising costs (2)	21,407	17,627
Income and indirect taxes	8,427	12,403
Shipping costs	2,694	2,351
Professional costs	1,716	2,475
Purchases of property, plant and equipment (3)	1,236	7,129
Other	10,367	7,361
Total accrued expenses	$ 68,989	$ 65,609

(1) The increase in accrued compensation costs is principally a result of our expansion in headcount and the associated increase in payroll and benefit related costs to support our growth.

(2) The increase in accrued advertising costs is principally a result of our increased customer acquisition and retention promotion costs.

(3) The decrease in accrued purchases of property, plant and equipment is principally a result of the outstanding payments due as of June 30, 2010 related to our Australia production facility that was completed and commenced production in June 2010.

7. Long-Term Debt

Long-term debt is summarized as follows:

	June 30, 2011	June 30, 2010
Amended Canadian credit agreement	$ —	$ 5,222
Total long-term debt	$ —	$ 5,222

In December 2005, we amended our original Canadian credit agreement to include an additional $10,000 equipment term loan. The borrowings were used to finance printing equipment purchases for the Windsor production facility. During the second quarter of fiscal 2011, the final balloon payment on our amended Canadian credit agreement became due and was paid in full in the amount of $4,667. We had no remaining long-term debt obligations outstanding as of June 30, 2011.

8. Shareholders' Equity

Share repurchases

On November 9, 2010, we announced that our Supervisory Board authorized a repurchase of up to an aggregate of $160,000 of our ordinary shares in open market or privately negotiated transactions subject to the parameters set by our shareholders and Supervisory Board including a limit that the repurchases cannot exceed 10% of our issued and outstanding ordinary shares as of November 4, 2010, the date of our Annual General Meeting of Shareholders. We established a share repurchase plan pursuant to Securities and Exchange Commission Rule 10b5-1 upon authorization of the program to set the manner, timing, price and volume conditions. During fiscal 2011, we purchased 1,326,933 of our ordinary shares for a total cost of $56,935. Additionally, we have purchased 3,074,832 of our ordinary shares subsequent to June 30, 2011 and through August 12, 2011 for a total cost of $91,088 bringing the total ordinary shares repurchased under the plan to 4,401,765 for a total cost of $148,023 including transaction costs. There is no amount remaining available for future purchases under this program as we have reached the limit of 10% of our issued and outstanding ordinary shares.

For RSUs that vest, we also withhold shares with value equivalent to certain employees' minimum statutory withholding obligation for the applicable income and other employment taxes and remit the cash to the appropriate taxing authorities. Total payments for the employees' tax obligations to the taxing authorities were $5,653, $6,142, and $4,176 in fiscal 2011, 2010, and 2009, respectively, and are reflected as a financing activity within the Consolidated Statement of Cash Flows. These withholdings have the effect of share repurchases by us as they reduce the number of shares that would have otherwise been issued as a result of the vesting.

Share-based awards .

The 2011 Equity Incentive Plan (the "2011 Plan") became effective upon shareholder approval on June 30, 2011, and provides for employees, officers, non-employee directors, consultants and advisors to receive restricted share awards or other share-based awards or options to purchase ordinary shares. Among other terms, the 2011 Plan requires that the exercise price of any share option or share appreciation right granted under the 2011 Plan be at least 100% of the fair market value of the ordinary shares on the date of grant; limits the term of any share option or share appreciation right to a maximum period of ten years; provides that shares underlying outstanding awards under the Amended and Restated 2005 Equity Incentive Plan that are cancelled, forfeited, expired or otherwise terminated without having been exercised in full will become available for the grant of new awards under the 2011 Plan; and prohibits the repricing of any share options or share appreciation rights without shareholder approval. In addition, the 2011 Plan provides that the number of ordinary shares available for issuance under the Plan will be reduced by (i) 1.56 ordinary shares for each share subject to a restricted share or other share-based award with a per share or per unit purchase price lower than 100% of the fair market value of the ordinary shares on the date of grant and (ii) one ordinary share for each share subject to any other award under the 2011 Plan.

Our 2005 Non-Employee Directors' Share Option Plan provides for non-employee directors to receive option grants upon initial appointment as a director and annually thereafter in connection with our annual general meeting of shareholders if they are continuing to serve as a director at such time.

We also have two additional plans with options and RSUs outstanding and from which we will not grant any additional awards. An aggregate of 6,491,968 ordinary shares are available for future awards under all of our share-based award plans as of June 30, 2011. A combination of new shares and treasury shares has historically been used in fulfillment of option exercises and RSU award vests.

Share options

Options are granted to purchase ordinary shares at prices that are equal to the fair market value of the shares on the date the option is granted and have a contractual term of ten years. Options generally vest quarterly over 3 years for directors and 25% after one year and quarterly thereafter for employees.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model and is recognized as expense on a straight-line basis over the requisite service period, net of estimated forfeitures based on historical experience. Use of a valuation model requires management to make certain assumptions with respect to inputs. The expected volatility assumption is based upon historical volatility of our share price. The expected life assumption is based on the contractual and vesting term of the option and historical experience. The risk-free interest rate is based on the U.S. Treasury yield curve with a maturity equal to the expected life assumed at the grant date. Weighted-average values used for option grants in 2011, 2010 and 2009 were as follows:

	Year Ended June 30,		
	2011	2010	2009
Risk-free interest rate	1.79%	2.03%	1.48%
Expected dividend yield	0%	0%	0%
Expected life (years)	5.00	4.92	3.94
Expected volatility	57%	57%	58%
Weighted average fair value of options granted	$ 24.47	$ 24.34	$ 14.06

A summary of our share option activity and related information for the year ended June 30, 2011 is as follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at the beginning of the period	2,858,500	$ 22.03		
Granted	285,205	$ 48.76		
Exercised	(315,175)	$ 22.25		
Forfeited/cancelled	(10,597)	$ 41.23		
Outstanding at the end of the period	2,817,933	$ 24.63	5.58	$ 66,523
Vested or expected to vest at the end of the period	2,772,556	$ 24.27	5.52	$ 66,357
Exercisable at the end of the period	2,266,351	$ 19.94	4.80	$ 63,300

The intrinsic value in the table above represents the total pre-tax amount, net of exercise price, which would have been received by option holders if all option holders had exercised all options with an exercise price lower than the market price on June 30, 2011. The total intrinsic value of options exercised during the fiscal years ended June 30, 2011, 2010 and 2009 was $8,319, $26,667, and $15,203, respectively.

Restricted share units

The fair value of RSU grants is equal to the fair market value of our shares on the date of grant and is recognized as expense on a straight-line basis over the requisite service period, net of estimated forfeitures based on historical experience. RSUs generally vest quarterly for 3 years for directors and 25% after one year and quarterly thereafter for employees.

A summary of our unvested RSU activity and related information for the fiscal year ended June 30, 2011 is as follows:

	RSUs	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value
Unvested at the beginning of the period	848,800	$ 38.96	
Granted	422,047	41.77	
Vested and distributed	(427,599)	36.87	
Forfeited	(61,064)	36.21	
Unvested at the end of the period	782,184	$ 41.83	$ 37,428

The weighted average fair value of RSUs granted during the fiscal years ended June 30, 2011, 2010 and 2009 was $41.77, $51.06, and $28.37, respectively. The total intrinsic value of RSUs vested during the fiscal years ended June 30, 2011, 2010 and 2009 was $19,277, $19,456, and $12,589, respectively.

Share-based compensation

Total share-based compensation costs were $21,677, $22,380 and $19,473 for the years ended June 30, 2011, 2010 and 2009, respectively. Share-based compensation costs capitalized as part of software and website development costs were $347, $530 and $994 for the years ended June 30, 2011, 2010 and 2009, respectively.

At June 30, 2011, there was $36,948 of total unrecognized compensation cost related to non-vested, share-based compensation arrangements, net of estimated forfeitures. This cost is expected to be recognized over a weighted average period of 2.6 years.

9. Employees' Savings Plan

We maintain certain government mandated and defined contribution plans throughout the world. The most significant is our defined contribution retirement plan in the U.S. (the "Plan") that complies with Section 401(k) of the Internal Revenue Code. Substantially all employees in the U.S. are eligible to participate in the Plan. Under the provisions of the Plan, employees may voluntarily contribute up to 80% of eligible compensation, subject to IRS limitations. We match 50% of each participant's voluntary contributions, subject to a maximum company contribution of 3% of the participant's eligible compensation. Employee contributions are fully vested when contributed. Company matching contributions vest over four years.

We expensed $4,515, $3,560 and $2,524 for our government mandated and defined contribution plans in the years ended June 30, 2011, 2010 and 2009, respectively.

10. Income Taxes

The following is a summary of our income before taxes by geography:

	Year Ended June 30,		
	2011	2010	2009
U.S.	$ 13,247	$ 10,250	$ 9,402
Non-U.S.	77,875	64,764	51,701
Total	$ 91,122	$ 75,014	$ 61,103

The components of the provision (benefit) for income taxes are as follows:

	Year Ended June 30,		
	2011	2010	2009
Current:			
U.S. Federal	$ 3,025	$ 5,607	$ 4,766
U.S. State	1,521	1,366	2,234
Non-U.S.	2,894	2,530	3,062
Total current	7,440	9,503	10,062
Deferred:			
U.S. Federal	628	(1,797)	(2,344)
U.S. State	18	(289)	(1,289)
Non-U.S.	927	(144)	(1,012)
	1,573	(2,230)	(4,645)
Total	$ 9,013	$ 7,273	$ 5,417

The following is a reconciliation of the standard U.S. statutory tax rate and our effective tax rate:

	Year Ended June 30,		
	2011	2010	2009
U.S. federal statutory income tax rate	34.0%	34.0%	34.0%
State taxes, net of federal effect	1.1%	1.0%	1.0%
Foreign rate differential	(25.1)%	(26.0)%	(25.8)%
Increase in valuation allowance	0.8%	1.3%	0.0%
Other	(0.9)%	(0.6)%	(0.3)%
Effective income tax rate	9.9%	9.7%	8.9%

Significant components of our deferred income tax assets and liabilities consist of the following at June 30, 2011 and 2010:

	Year Ended June 30,	
	2011	2010
Deferred tax assets:		
Net operating loss carryforwards	$ 1,795	$ 3,312
Depreciation and amortization	1,160	761
Accrued expenses	1,551	1,245
Shared-based compensation	6,886	5,923
Corporate minimum tax	488	167
R&D credit carryforwards	629	330
Subtotal	12,509	11,738
Valuation allowance	(1,646)	(944)
Total deferred tax assets	10,863	10,794
Deferred tax liabilities:		
Depreciation and amortization	(6,484)	(5,401)
Other	—	(22)
Total deferred tax liabilities	(6,484)	(5,423)
Net deferred tax assets	$ 4,379	$ 5,371

The current portion of the net deferred taxes at June 30, 2011 and 2010 was an asset of $1,651 and $1,245, respectively, which is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded against the $6,886 deferred tax asset associated with share-based compensation charges at June 30, 2011. However, in the future, if the underlying awards expire, are released or exercised with an intrinsic value less than the fair value of the awards on the date of grant, some or all of the benefit may not be realizable. The increase in the valuation allowance from the prior year relates to current year losses incurred in certain jurisdictions for which management has determined that it is more likely than not that these losses will not be utilized in the foreseeable future. Based on the weight of available evidence at June 30, 2011, management believes that it is more likely than not that all other net deferred tax assets will be realized. We will continue to assess the realization of the deferred tax assets based on operating results.

As of June 30, 2011, we had U.S. federal and state net operating loss carryforwards of approximately $1,024 that expire on various dates up to and through the year 2030. The utilization of federal net operating losses is partially subject to annual limitation under the change in share ownership rules of Internal Revenue Code Section 382. We had foreign net operating loss carryforwards of approximately $5,164 that expire on various dates up to and through 2020 and $335 that will never expire. The benefits of these carryforwards are dependent upon the generation of taxable income in the jurisdictions where they arose. In addition, we had approximately $2,614 of state net operating loss and $696 of federal R&D tax credit carryforwards as a result of excess tax deductions related to share-based compensation. We will realize the benefit of these excess tax deductions through increases to shareholders' equity in the periods in which these carryforwards are utilized to reduce tax payments.

We had corporate minimum tax credit carryforwards and research and development tax credits in Canada of approximately $488 and $629, respectively, that expire at various dates through 2031.

As of June 30, 2011, our Bermuda-based subsidiary, Vistaprint Limited, had undistributed earnings of $136,816 which may be distributed to our parent company, Vistaprint N.V. We have determined these earnings are not subject to income or withholding taxes upon repatriation. Undistributed earnings of our remaining subsidiaries are considered to be indefinitely reinvested. Upon repatriation of those earnings, in the form of dividends or otherwise, we would be subject to withholding taxes payable. Determination of the amount of unrecognized tax liability associated with withholding taxes is not practicable due to the complexities associated with this hypothetical calculation.

For the years ended June 30, 2011 and 2010, the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $2,153 and $2,085, respectively. We recognize interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. The accrued interest and penalties for the years ended June 30, 2011 and 2010 were $278 and $242, respectively.

A reconciliation of the gross beginning and ending amount of unrecognized tax benefits is as follows:

Balance at June 30, 2009	$ 1,477
Additions based on tax positions related to the current tax year	290
Additions based on tax positions related to prior tax years	585
Statute of limitation expirations	(21)
Balance at June 30, 2010	$ 2,331
Additions based on tax positions related to the current tax year	410
Additions based on tax positions related to prior tax years	411
Reductions due to audit settlements	(656)
Balance at June 30, 2011	$ 2,496

It is reasonably possible that a further change in the unrecognized tax benefits may occur within the next twelve months related to the settlement of one or more audits or the lapse of applicable statutes of limitations. However, an estimated range of the impact on the unrecognized tax benefits cannot be quantified at this time. We believe we have appropriately provided for all tax uncertainties.

We have entered into and operate pursuant to transfer pricing agreements that establish the transfer prices for transactions among group subsidiaries in Canada, France, the Netherlands, Jamaica, Spain, Switzerland, Tunisia, Germany, Bermuda, Australia, Japan and the United States. The determination of appropriate transfer prices requires us to apply judgment. We believe that our transfer pricing is in accordance with our advanced tax rulings and applicable statutory regulations.

One of our U.S. subsidiaries and one of our Bermuda subsidiaries are under audit by the United States Internal Revenue Service (IRS). In April 2011, the U.S. subsidiary received a Revenue Agent's Report (RAR) from the IRS assessing tax for the years under examination. We disagree with the position taken by the IRS and have filed a written protest with the IRS Office of Appeals. Also, the same U.S. subsidiary is under audit by the Commonwealth of Massachusetts. In addition, the Canada Revenue Agency is auditing one of our Canadian subsidiaries. We do not believe that the resolution of these tax examinations will have a material impact on our financial position or results of operations.

We conduct business in a number of tax jurisdictions and, as such, are required to file income tax returns in multiple jurisdictions globally. Generally, the years 2005 through 2010 remain open for examination by the tax authorities in the tax jurisdictions in which we operate.

11. Segment Information

During the first quarter of fiscal 2011, we changed our reportable segments to align with how operating results are reported internally to the Chief Executive Officer, who constitutes our Chief Operating Decision Maker ("CODM") for purposes of making decisions about how to allocate resources and assess performance. Beginning July 1, 2010, the CODM reviews revenue and income or loss from operations based on three geographic operating segments: North America, Europe and Asia Pacific.

The costs associated with shared central functions are not allocated to the reporting segments and instead are reported and disclosed under the caption "Corporate and global functions," which includes expenses related to corporate support functions, software and manufacturing engineering, and the global component of our IT operations and customer service, sales and design support. We do not allocate non-operating income to our segment results. There are no internal revenue transactions between our reporting segments and all intersegment transfers are recorded at cost for presentation to the CODM, for example, products manufactured by our Venlo, the Netherlands facility for the Asia-Pacific segment; therefore, there is no intercompany profit or loss recognized on these transactions. At this time, we do not allocate support costs across operating segments or corporate and global functions, which may limit the comparability of income from operations by segment.

Revenue by segment and geography is based on the country-specific website through which the customer's order was transacted. The following tables set forth revenue and income from operations by operating segment. Operating income by segment has not been disclosed for fiscal 2009 as we cannot practicably restate this item based on the lack of availability of information and a change in financial reporting systems in fiscal 2010. Revenue has been disclosed for all periods.

	Year Ended June 30,		
	2011	2010	2009
Revenue:			
North America (1)	$ 452,770	$ 384,034	$ 319,954
Europe	321,716	258,534	180,714
Asia Pacific	42,523	27,467	15,158
Total revenue	$ 817,009	$ 670,035	$ 515,826

(1) Includes referral fee revenue from membership discount programs of $0, $5,247, and $20,142, respectively.

	Year Ended June 30,	
	2011	2010
Income from Operations:		
North America	$ 132,299	$ 103,639
Europe	91,959	72,464
Asia Pacific	7,641	8,898
Corporate and global functions	(138,819)	(108,153)
Total income from operations	$ 93,080	$ 76,848

The following tables set forth revenues and long-lived assets by geographic area:

	Year Ended June 30,		
	2011	2010	2009
Revenue:			
United States	$ 430,354	$ 370,137	$ 313,621
Non-United States (1)	386,655	299,898	202,205
Total revenue	$ 817,009	$ 670,035	$ 515,826

	June 30,	
	2011	2010
Long-lived assets (2):		
Canada	$ 103,005	$ 110,780
Netherlands	82,594	73,992
Australia	43,971	36,485
Bermuda	15,022	17,152
United States	10,167	12,879
Jamaica	8,858	6,191
Switzerland	4,288	1,771
Spain	2,317	2,180
Other	2,697	2,012
	$ 272,919	$ 263,442

(1) Our non-United States revenue includes the Netherlands, the country of domicile. Revenue earned in any individual country was not greater than 10% of consolidated revenue for the years presented.

(2) Excludes goodwill of $4,168 for both periods presented and deferred tax assets of $6,522 and $7,277 as of June 30, 2011 and 2010, respectively.

12. Commitments and Contingencies

Operating Lease Commitments

We are committed under operating leases for facilities expiring on various dates through 2018. Total lease expense for the years ended June 30, 2011, 2010 and 2009 was $8,221, $7,395 and $6,331, respectively.

Future minimum payments required under operating leases for the next five fiscal years and thereafter are as follows at June 30, 2011:

2012	$ 9,043
2013	8,298
2014	7,551
2015	7,415
2016	7,359
Thereafter	6,683
Total	$ 46,349

Vistaprint USA, Incorporated's office space lease requires a security deposit in the form of a letter of credit in the amount of $364, which is classified as restricted cash and is included in other assets in the consolidated balance sheet. In addition, we provided a customary indemnification to the lessor for certain claims that may arise under the lease for which we have not recorded a liability as we have determined that the associated fair value is not material. We carry insurance policies that we believe would provide, in most cases, some, if not total, recourse to any claims arising from this lease indemnification provision.

Other Obligations

We have also entered into arrangements with financial institutions and vendors to provide guarantees for the obligations of our subsidiaries under banking arrangements and purchase contracts. The guarantees vary in length of time but, in general, guarantee the financial obligations of the subsidiaries under such arrangements. The financial obligations of our subsidiaries under such arrangements are reflected in our consolidated financial statements and these notes.

We enter into agreements in the ordinary course of business with, among others, vendors, lessors, financial institutions, service providers, distributors and certain marketing customers, pursuant to which it has agreed to indemnify the other party for certain matters, such as property damage, personal injury, acts or omissions by us, our employees, agents or representatives, or third party claims alleging that our intellectual property infringes a patent, trademark or copyright.

In accordance with their respective charter and by-laws and with various indemnification agreements with specific employees, we and our subsidiaries have agreed to indemnify our directors, executive officers and employees, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which the individual may be involved by reason of such individual being or having been a director, officer or employee.

Based upon our historical experience and information known to us as of June 30, 2011, we believe our liability with respect to the above guarantees and indemnities at June 30, 2011 is immaterial.

Purchase Obligations

At June 30, 2011, we had unrecorded commitments under contract of $23,020, which were principally composed of site development and construction of our Jamaican customer service, sales and design support centers of approximately $14,803, production and computer equipment purchases of approximately $6,559, and other unrecorded purchase commitments of $1,658.

Legal Proceedings

On July 21, 2009, Vistaprint Limited and OfficeMax Incorporated were named as defendants in a complaint for patent infringement filed by ColorQuick LLC in the United States District Court for the Eastern District of Texas. In March 2011, the U.S. District Court dismissed all of ColorQuick's claims against OfficeMax pursuant to an agreement among ColorQuick and the defendants, but we remained a defendant. In June 2011, the case went to trial, and the jury determined that we did not infringe ColorQuick's patent. The U.S. District Court entered the jury's verdict and closed the case in its entirety in July 2011. ColorQuick has agreed not to appeal the District Court's decision.

We are not currently party to any other material legal proceedings. We are involved, from time to time, in various legal proceedings arising from the normal course of business activities. Although we cannot predict with certainty the results of litigation and claims, we do not expect resolution of these matters to have a material adverse impact on our consolidated results of operations, cash flows or financial position. In all cases, at each reporting period, we evaluate whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. Legal proceedings previously disclosed in our SEC filings may not be presented in this report or future reports filed with the SEC to the extent that we believe that such matters are no longer material or there has not been significant activity during the period. Legal costs relating to legal proceedings are expensed as incurred.

13. Quarterly Financial Data (unaudited)

Year Ended June 30, 2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 170,487	$ 234,064	$ 203,667	$ 208,791
Cost of revenue	62,833	78,834	70,738	75,401
Net income	10,781	34,014	22,917	14,397
Net income per share:				
Basic	$ 0.25	$ 0.78	$ 0.53	$ 0.33
Diluted	$ 0.24	$ 0.75	$ 0.51	$ 0.32

Year Ended June 30, 2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 145,091	$ 194,612	$ 166,029	$ 164,303
Cost of revenue	52,865	67,876	59,659	59,795
Net income	12,976	26,948	16,167	11,650
Net income per share:				
Basic	$ 0.30	$ 0.62	$ 0.37	$ 0.27
Diluted	$ 0.29	$ 0.59	$ 0.35	$ 0.26

Basic and diluted net income per share are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted net income per share.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2011. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of June 30, 2011, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's supervisory board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2011. In making this assessment, our management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment, management concluded that, as of June 30, 2011, our internal control over financial reporting is effective based on those criteria.

Our independent auditors have issued an audit report on internal control over financial reporting. This report appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Supervisory Board and Shareholders of
Vistaprint N.V.

We have audited Vistaprint N.V.'s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Vistaprint N.V.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Vistaprint N.V. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Vistaprint N.V. as of June 30, 2011 and 2010 and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2011 and our report dated August 17, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 17, 2011

Changes in Internal Control Over Financial Reporting

No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference to the information in the sections captioned "Information about our Supervisory Directors and Executive Officers," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our definitive proxy statement for our 2011 Annual General Meeting of Shareholders, which we refer to as our 2011 Proxy Statement.

We have adopted a written code of business conduct and ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer, and is available on our website at www.vistaprint.com. We did not waive any provisions of this code during the fiscal year ended June 30, 2011. If we amend, or grant a waiver under, our code of business conduct and ethics that applies to our principal executive, financial or accounting officers, or persons performing similar functions, we will post information about such amendment or waiver on our website at www.vistaprint.com.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the information contained in the sections of our 2011 Proxy Statement captioned "Executive Compensation," "Compensation of Supervisory Board Members" and "Compensation Committee Interlocks and Insider Participation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to the information contained in the sections of our 2011 Proxy Statement captioned "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the information contained in the sections of our 2011 Proxy Statement captioned "Certain Relationships and Related Party Transactions" and "Corporate Governance."

Item 14. *Principal Accountant Fees and Services.*

The information required by this item is incorporated by reference to the information contained in the section of our 2011 Proxy Statement captioned "Independent Registered Public Accounting Firm Fees and Other Matters."

PART IV

Item 15. ***Exhibits, Financial Statement Schedules.***

(a) Consolidated Financial Statements.

For a list of the consolidated financial information included herein, see Index to the Consolidated Financial Statements on page 52 of this Annual Report on Form 10-K.

(b) List of Exhibits.

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Annual Report on Form 10-K.

(c) Financial Statement Schedules.

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the accompanying Consolidated Financial Statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 17, 2011

Vistaprint N.V.

By: /s/ ROBERT S. KEANE
Robert S. Keane
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT S. KEANE **Robert S. Keane**	President and Chief Executive Officer (Principal executive officer)	August 17, 2011
/s/ ERNST J. TEUNISSEN **Ernst J. Teunissen**	Executive Vice President and Chief Financial Officer (Principal financial officer)	August 17, 2011
/s/ MICHAEL C. GREINER **Michael C. Greiner**	Chief Accounting Officer (Principal accounting officer)	August 17, 2011
/s/ JOHN J. GAVIN, JR. **John J. Gavin, Jr.**	Member, Supervisory Board	August 17, 2011
/s/ PETER GYENES **Peter Gyenes**	Member, Supervisory Board	August 17, 2011
/s/ GEORGE M. OVERHOLSER **George M. Overholser**	Member, Supervisory Board	August 17, 2011
/s/ LOUIS R. PAGE **Louis R. Page**	Member, Supervisory Board	August 17, 2011
/s/ RICHARD T. RILEY **Richard T. Riley**	Chairman, Supervisory Board	August 17, 2011
/s/ MARK T. THOMAS **Mark T. Thomas**	Member, Supervisory Board	August 17, 2011

EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Association of Vistaprint N.V., as amended, is incorporated by reference to our Current Report on Form 8-K filed with the SEC on August 31, 2009
10.1*	Amended and Restated 2000-2002 Share Incentive Plan, as amended, is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010
10.2*	Form of Nonqualified Share Option Agreement under our 2000-2002 Share Incentive Plan is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.3*	Form of Incentive Share Option Agreement under our 2000-2002 Share Incentive Plan is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.4*	2005 Non-Employee Directors' Share Option Plan, as amended, is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010
10.5*	Form of Nonqualified Share Option Agreement under our 2005 Non-Employee Directors' Share Option Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.6*	Amended and Restated 2005 Equity Incentive Plan, as amended, is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010
10.7*	Form of Nonqualified Share Option Agreement under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.8*	Form of Incentive Share Option Agreement under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.9*	Form of Restricted Share Unit Agreement for employees and executives under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010
10.10*	Form of Restricted Share Unit Agreement for Supervisory Board members under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010
10.11*	2011 Equity Incentive Plan is incorporated by reference to Appendix A to our Definitive Proxy Statement on Schedule 14A dated and filed with the SEC on June 8, 2011
10.12*	Performance Incentive Plan for Covered Employees is incorporated by reference to Appendix A to our Definitive Proxy Statement on Schedule 14A dated and filed with the SEC on October 23, 2009
10.13*	Form of Annual Award Agreement under our Performance Incentive Plan for Covered Employees is incorporated by reference to our Form 10-Q for the fiscal quarter ended September 30, 2010
10.14*	Form of Four-Year Award Agreement under our Performance Incentive Plan for Covered Employees is incorporated by reference to our Form 10-Q for the fiscal quarter ended September 30, 2010
10.15*	Form of Indemnification Agreement between Vistaprint N.V. and each of our executive officers and members of our Supervisory Board and Management Board is incorporated by reference to our Current Report on Form 8-K filed with the SEC on August 31, 2009
10.16*	Amended and Restated Executive Retention Agreement between Vistaprint N.V. and Robert S. Keane dated as of October 23, 2009 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.17*	Executive Retention Agreement between Vistaprint N.V. and Ernst Teunissen dated as of March 1, 2011
10.18*	Form of Amended and Restated Executive Retention Agreement between Vistaprint N.V. and each of Katryn Blake, Wendy Cebula, Donald Nelson and Nicholas Ruotolo is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009

Exhibit No.	Description
10.19*	Employment Agreement between Vistaprint USA, Incorporated and Robert S. Keane effective September 1, 2009 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010
10.20*	Amendment No. 1 to Employment Agreement between Vistaprint USA, Incorporated and Robert S. Keane dated June 14, 2010 is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2010
10.21*	Memorandum clarifying relative precedence of agreements between Vistaprint N.V. and Robert S. Keane dated May 6, 2010 is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2010
10.22*	Assignment Extension Agreement between Vistaprint N.V. and Nicholas Ruotolo dated November 15, 2010 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010
10.23*	Contrat de travail (Employment Agreement) between Vistaprint SARL and Ernst Teunissen dated December 7, 2009 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011
10.24*	Form of Invention and Non-Disclosure Agreement between Vistaprint and each of Robert S. Keane, Katryn Blake, Wendy Cebula, Donald Nelson and Nicholas Ruotolo is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.25*	Form of Confidential Information and Non-Competition Agreement between Vistaprint and each of Robert S. Keane, Katryn Blake, Wendy Cebula, Michael Giannetto, Donald Nelson and Nicholas Ruotolo is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.26*	Transition Agreement among Vistaprint N.V., Vistaprint USA, Incorporated and Michael Giannetto dated December 23, 2010 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010
10.27	Lease dated October 4, 2006 between Vistaprint USA, Incorporated and Ledgemont Research Park Associates II L.P. is incorporated by reference to our Current Report on Form 8-K filed with the SEC on October 10, 2006
10.28	Unconditional Guaranty dated October 4, 2006 by Vistaprint Limited is incorporated by reference to our Current Report on Form 8-K filed with the SEC on October 10, 2006
10.29	Call Option Agreement between Vistaprint N.V. and Stichting Continuïteit Vistaprint dated November 16, 2009 is incorporated by reference to our Current Report on Form 8-K filed with the SEC on November 19, 2009
21.1	Subsidiaries of Vistaprint N.V.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13a-14(a)/15d-14(a), by Chief Executive Officer
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13a-14(a)/15(d)-14(a), by Chief Financial Officer
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Executive Officer and Chief Financial Officer
101	The following materials from this Annual Report on Form 10-K, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Shareholders' Equity and Comprehensive Income, (iv) Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements.

* Management contract or compensatory plan or arrangement.

Vistaprint

NOTICE AND PROXY STATEMENT


Vistaprint
Make an impression.

VISTAPRINT N.V.

Hudsonweg 8
5928 LW Venlo
The Netherlands

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Vistaprint N.V. will hold its 2011 Annual General Meeting of Shareholders:

on Thursday, November 3, 2011
at 5:30 p.m. Central European Time
at the offices of Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

MATTERS TO BE ACTED UPON AT THE ANNUAL GENERAL MEETING:

(1) Reappoint a member of our Supervisory Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2015;

(2) Adopt our statutory annual accounts, as prepared in accordance with Dutch law, for the fiscal year ended June 30, 2011;

(3) Discharge the members of our Management Board from liability with respect to the exercise of their duties during the year ended June 30, 2011;

(4) Discharge the members of our Supervisory Board from liability with respect to the exercise of their duties during the year ended June 30, 2011;

(5) Approve changes to our Supervisory Board compensation package to increase the cash compensation received by our supervisory directors;

(6) Renew the authorization of our Management Board, acting with the approval of our Supervisory Board, until November 3, 2016 to issue ordinary shares or grant rights to subscribe for ordinary shares up to our maximum authorized share capital at the time of the issue;

(7) Renew the authorization of our Management Board, acting with the approval of our Supervisory Board, until November 3, 2016 to issue preferred shares or grant rights to subscribe for preferred shares up to 100% of the aggregate nominal value of our outstanding ordinary shares at the time of issue;

(8) Renew the authorization of our Management Board, acting with the approval of our Supervisory Board, until November 3, 2016 to resolve to exclude or restrict our shareholders' pre-emptive rights under Dutch law with respect to the ordinary shares, preferred shares and rights to subscribe therefor that the Management Board may issue or grant pursuant to the authority in Proposals 6 and 7 above;

(9) Appoint Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2012;

(10) Hold a non-binding, advisory "say on pay" vote regarding the compensation of our named executive officers, as described in the Compensation Discussion and Analysis, executive compensation tables and accompanying narrative disclosures in this proxy statement;

(11) Hold a non-binding, advisory "say on frequency" vote regarding the frequency of the future advisory votes on our executive compensation program (once every year, every two years or every three years); and

(12) Transact other business, if any, that may properly come before the meeting or any adjournment of the meeting.

Our Management Board and Supervisory Board have no knowledge of any other business to be transacted at the annual general meeting.

Shareholders of record at the close of business on October 6, 2011 are entitled to vote at the annual general meeting. Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the meeting, please complete, sign, date and promptly return the enclosed proxy card in the postage-prepaid envelope we have provided. Your prompt response will ensure that your shares are represented at the annual general meeting. You can change your vote and revoke your proxy by following the procedures described in this proxy statement.

All shareholders are cordially invited to attend the annual general meeting.

By order of the Management Board,

Chairman of the Management Board, President and Chief Executive Officer
October 12, 2011

VISTAPRINT N.V.

Hudsonweg 8
5928 LW Venlo
The Netherlands

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on November 3, 2011

This proxy statement contains information about the 2011 Annual General Meeting of Shareholders of Vistaprint N.V., which we refer to in this proxy statement as the annual meeting or the meeting. We will hold the annual meeting on Thursday, November 3, 2011 at Vistaprint's offices at Hudsonweg 8, 5928 LW Venlo, the Netherlands. The annual meeting will begin at 5:30 p.m. Central European Time.

We are furnishing this proxy statement to you in connection with the solicitation of proxies by the Management Board of Vistaprint N.V. (which is also referred to as we, us or Vistaprint in this proxy statement) for use at the annual meeting and at any adjournment of the annual meeting.

We are first mailing the Notice of Annual General Meeting, this proxy statement and our Annual Report to Shareholders for the fiscal year ended June 30, 2011 on or about October 12, 2011.

Important Notice Regarding the Availability of Proxy Materials for the 2011 Annual General Meeting of Shareholders:

This Proxy Statement and the 2011 Annual Report to Shareholders are available for viewing, printing and downloading at *http://proxy.ir.vistaprint.com*. In addition, our statutory annual accounts and accompanying annual report, as prepared in accordance with Dutch law and including biographical information about the candidates nominated for appointment as members of our Supervisory Board, are available at our offices at the address above and for viewing, printing and downloading at *http://proxy.ir.vistaprint.com*.

We will furnish without charge a copy of this proxy statement and our Annual Report on Form 10-K for the fiscal year ended June 30, 2011, as filed with the United States Securities and Exchange Commission, or SEC, to any shareholder who requests it in writing to Vistaprint N.V., c/o Vistaprint USA, Incorporated, Attention: Investor Relations, 95 Hayden Avenue, Lexington, MA 02421, USA or Vistaprint N.V., Hudsonweg 8, 5928 LW Venlo, the Netherlands. This proxy statement and our Annual Report on Form 10-K are also available on the web site of the SEC at *www.sec.gov*.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the annual meeting?

At the annual meeting, our shareholders will consider and act upon the 12 matters listed in the Notice of Annual General Meeting of Shareholders that appears on the first page of this proxy statement. Our Management Board and Supervisory Board are not aware of any other business to be transacted at the annual meeting.

Who can vote?

To be able to vote on the above matters, you must have been a shareholder of record according to the records of Computershare Trust Company, Inc., our transfer agent, at the close of business on October 6, 2011, which is the record date for the annual meeting. Shareholders of record at the close of business on October 6, 2011 are entitled to vote on each proposal at the annual meeting. The number of outstanding ordinary shares entitled to vote on each proposal at the meeting is 39,735,722.

How many votes do I have?

Each ordinary share of Vistaprint that you owned on the record date entitles you to one vote on each matter that is voted on at the annual meeting.

Is my vote important?

Your vote is important regardless of how many ordinary shares you own. Please take a moment to read the instructions below, vote your shares and submit your proxy as soon as possible to ensure that your shares are represented and voted at the annual meeting.

How do I vote?

You may vote by completing and signing the proxy card that accompanies this proxy statement and promptly mailing it in the enclosed postage-prepaid envelope. You do not need to put a stamp on the enclosed envelope if you mail it in the United States. For your vote to be counted at the meeting, our transfer agent, Computershare Trust Company, Inc. must receive your proxy no later than 5:30 p.m. Central European Time on the last business day before the meeting.

If your shares are held in "street name" by a bank or brokerage firm, then you will need to follow the directions your bank or brokerage firm provides to you in order to vote your shares. Many banks and brokerage firms offer the option of voting by mail, over the Internet or by telephone, which will be explained in the vote instruction form you receive from your bank or brokerage firm.

The shares you own will be voted according to the instructions on the proxy card you mail. If you sign and return the proxy card, but do not give any instructions on a particular matter to be voted on as described in this proxy statement, then the shares you own will be voted in accordance with the recommendations of our Management Board and Supervisory Board. The Management Board and Supervisory Board recommend that you vote **FOR** Proposals 1 — 10 and in favor of annual frequency on Proposal 11.

If you attend the annual meeting in person, then you may also vote in person.

Can I change my vote after I have mailed my proxy card?

Yes. You can revoke your proxy and change your vote by doing any one of the following things:

- signing another proxy with a later date and delivering the new proxy to our General Counsel at the offices of our subsidiary Vistaprint USA, Incorporated, 95 Hayden Avenue, Lexington, Massachusetts 02421 USA no later than 5:30 p.m. Central European Time on the last business day before the meeting;

- delivering to our General Counsel written notice no later than 5:30 p.m. Central European Time on the last business day before the meeting that you want to revoke your proxy; or
- voting in person at the meeting.

Your attendance at the meeting alone will not revoke your proxy.

Can I vote if my shares are held in "street name"?

If the shares you own are held in "street name" by a bank or brokerage firm, then your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your bank or brokerage firm provides to you.

How do I attend the meeting and vote in person?

If you wish to attend our annual meeting in Venlo, the Netherlands on November 3, 2011 in person, please send our General Counsel written notice at the offices of our subsidiary Vistaprint USA, Incorporated, 95 Hayden Avenue, Lexington, Massachusetts 02421 USA no later than November 1, 2011. If you need directions to the meeting, please call Investor Relations at +1-781-652-6480.

If you wish to attend the meeting and your shares are held in "street name" by a brokerage firm or bank, then you must (1) provide the written notice referenced above and (2) bring with you to the meeting an account statement or letter from your brokerage firm or bank showing that you are the beneficial owner of the shares as of the record date in order to be admitted to the meeting. To be able to vote your shares held in street name at the meeting, you will need to obtain a proxy card from the holder of record, i.e., your bank or brokerage firm.

What vote is required?

Under our articles of association, holders of at least one third of our outstanding ordinary shares must be represented at the annual meeting to constitute a quorum, and the following vote is required to approve each of the proposals described in this proxy statement:

- *Proposal 1 (election of a supervisory director):* In accordance with our articles of association, our Supervisory Board adopted a unanimous resolution to make a binding nomination of candidates for supervisory director. Our shareholders may set aside this binding nomination only by a vote of at least two thirds of the votes cast at a meeting representing more than half of our share capital.
- *Proposals 2 through 9:* These proposals require the approval of a majority of votes cast at a meeting at which a quorum is present.
- *Proposal 10 (advisory "say on pay"):* This proposal requires the approval of a majority of votes cast at a meeting at which a quorum is present. This vote is non-binding and advisory in nature, but our Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.
- *Proposal 11 (advisory "say on frequency"):* This vote is non-binding and advisory in nature, but our Supervisory Board will take into account the outcome of the vote and expects to adopt the frequency that receives the greatest level of support from our shareholders.

For Proposals 1 through 9, Dutch law and our articles of association provide that ordinary shares abstaining from voting will count as shares present at the annual meeting but will not count for the purpose of determining the number of votes cast. Broker non-votes will not count as shares present at the annual meeting or for the purpose of determining the number of votes cast. For Proposals 10 and 11, ordinary shares abstaining from voting and broker non-votes will not count as shares present at the meeting or for the purpose of determining the number of votes cast. "Broker non-votes" are shares that are held in "street name" by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

How will votes be counted?

Each ordinary share will be counted as one vote according to the instructions contained on a properly completed proxy or on a ballot voted in person at the annual meeting. Shares will not be voted in favor of a proposal if either (1) the shareholder abstains from voting on a particular matter, or (2) the shares are broker non-votes.

Who will count the votes?

Computershare Trust Company, Inc., our transfer agent, will count, tabulate and certify the votes.

How do the Management Board and Supervisory Board recommend that I vote on the proposals?

The Management Board and Supervisory Board recommend that you vote:

FOR the reappointment of Peter Gyenes to serve as a member of our Supervisory Board for a term of four years ending on the date of our annual general meeting of shareholders in 2015 (Proposal 1);

FOR the adoption of our statutory annual accounts, as prepared in accordance with Dutch law, for the fiscal year ended June 30, 2011 (Proposal 2);

FOR the discharge of the members of our Management Board from liability with respect to the exercise of their duties during the year ended June 30, 2011 (Proposal 3);

FOR the discharge of the members of our Supervisory Board from liability with respect to the exercise of their duties during the year ended June 30, 2011 (Proposal 4);

FOR the changes to our Supervisory Board compensation package to increase the cash compensation received by our supervisory directors (Proposal 5);

FOR the renewal of the authorization of our Management Board, acting with the approval of the Supervisory Board, to issue ordinary shares and grant rights to subscribe therefor until November 3, 2016 (Proposal 6);

FOR the renewal of the authorization of our Management Board, acting with the approval of the Supervisory Board, to issue preferred shares and grant rights to subscribe therefor until November 3, 2016 (Proposal 7);

FOR the renewal of the authorization of our Management Board, acting with the approval of the Supervisory Board, to exclude or restrict our shareholders' pre-emptive rights under Dutch law until November 3, 2016 (Proposal 8);

FOR the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2012 (Proposal 9);

FOR the compensation of our named executive officers, as described in the Compensation Discussion and Analysis, executive compensation tables and accompanying narrative disclosures in this proxy statement (Proposal 10); and

FOR an ANNUAL shareholder advisory vote on the compensation of our named executive officers (Proposal 11).

Will any other business be conducted at the meeting or will other matters be voted on?

Our Management Board and Supervisory Board do not know of any other matters that may come before the meeting. If any other matter properly comes before the meeting, then, to the extent permitted by applicable law, the persons named in the proxy card that accompanies this proxy statement may exercise their judgment in deciding how to vote, or otherwise act, at the meeting with respect to that matter or proposal.

Where can I find the voting results?

We will report the voting results within four business days after the annual meeting on a Current Report on Form 8-K that we will file with the SEC.

How and when may I submit a shareholder proposal, including a shareholder nomination for supervisory director, for the 2012 annual general meeting?

Because we are a Dutch limited company whose shares are traded on a U.S. securities exchange, both U.S. and Dutch rules and timeframes apply if you wish to submit a candidate to be considered for election to our Supervisory Board at our 2012 annual general meeting or if you wish to submit another kind of proposal for consideration by shareholders at our 2012 annual general meeting.

Under our Dutch articles of association, if you are interested in submitting a proposal, you must fulfill the requirements set forth in our articles of association, including satisfying both of the following criteria:

- We must receive your proposal at our registered offices in Venlo, the Netherlands as set forth below no later than 60 days before the 2012 annual general meeting.
- The number of ordinary shares you hold must equal at least the lesser of 1% of our issued share capital or the equivalent of €50 million in aggregate market value.

Under our articles of association, shareholders do not have the right to nominate or appoint their own candidates for supervisory director directly, but if you submit information about a potential candidate for supervisory director to our Nominating and Corporate Governance Committee, as described in the section of this proxy statement entitled "Supervisory Director Nomination Process," then our Nominating and Corporate Governance Committee will consider whether he or she is appropriate for nomination to our Supervisory Board.

Under U.S. securities laws, if you wish to have a proposal included in our proxy statement for the 2012 annual general meeting, then in addition to the above requirements, you also need to follow the procedures outlined in Rule 14a-8 of the U.S. Securities Exchange Act of 1934, or the Exchange Act, and the deadline for submitting your proposal to us is earlier than the deadline specified above: For your proposal to be eligible for inclusion in our 2012 proxy statement, we must receive your proposal at our registered offices in Venlo, the Netherlands as set forth below no later than June 15, 2012.

Any proposals, nominations or notices under our articles of association or pursuant to Rule 14a-8 should be sent to:

Secretary, Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

With a copy to:
General Counsel
Vistaprint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA

What are the costs of soliciting these proxies?

We will bear the costs of solicitation of proxies. We have retained Alliance Advisors for a fee of $7,500 plus expenses to assist us in soliciting proxies from our shareholders and to verify certain records relating to the solicitation. We and our supervisory directors, officers and selected other employees may also solicit proxies by mail, telephone, e-mail or by other means of communication. Supervisory directors, officers and employees who help us in solicitation of proxies will not be specially compensated for those services, but they may be reimbursed for their reasonable out-of-pocket expenses incurred in connection with their solicitation. We will request brokers, custodians and fiduciaries to forward proxy soliciting material to the owners of our ordinary shares that they hold in their names and will reimburse these entities for their reasonable out-of-pocket expenses incurred in connection with the distribution of our proxy materials.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement and annual report to shareholders may be sent to multiple shareholders in your household. We will promptly deliver a separate copy of either document to you if you contact us at the following address or telephone number: Vistaprint N.V., c/o Vistaprint USA, Incorporated, Attention: Investor Relations, 95 Hayden Avenue, Lexington, MA 02421, USA, telephone no. +1 781-652-6480. If you want to receive separate copies of the proxy statement or annual report to shareholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee record holder if you hold your shares in "street name," or you may contact us at the above address or telephone number if you are a holder of record.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our ordinary shares as of September 7, 2011 by:

- each shareholder we know to own beneficially more than 5% of our outstanding ordinary shares;
- each member of our Supervisory Board;
- our named executives officers who are listed in the Summary Compensation Table in this proxy statement; and
- all of our supervisory directors and executive officers as a group.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned(2)	Percent of Ordinary Shares Beneficially Owned(3)
5% Shareholders		
Janus Capital Management LLC(4) 151 Detroit Street Denver, CO 80206 USA	4,387,174	10.9%
Manning & Napier Advisors, Inc.(5) 290 Woodcliff Drive Fairport, NY 14450	2,327,319	5.8
Thomas W. Smith and affiliates(6) 323 Railroad Avenue Greenwich, CT 06830	4,497,354	11.2
Wells Fargo and Company(7) 420 Montgomery Street San Francisco, CA 94104	2,397,500	6.0
Executive Officers, Supervisory Directors and Nominees		
Robert S. Keane(8)(9)	3,345,303	8.0
Katryn Blake(9)	39,050	*
Wendy M. Cebula(9)	75,841	*
John J. Gavin, Jr.(9)	42,327	*
Michael Giannetto(9)(10)	3,521	*
Peter Gyenes(9)	24,224	*
George M. Overholser(9)	76,428	*
Louis R. Page(9)(11)	195,729	*
Richard T. Riley(9)	55,291	*
Nicholas Ruotolo(9)	32,153	*
Ernst J. Teunissen(9)	3,303	*
Mark T. Thomas(9)(12)	21,476	*
All executive officers and supervisory directors as a group (13 persons)(13)	3,960,787	9.4%

* Less than 1%

(1) Unless otherwise indicated, the address of each supervisory director and executive officer listed is c/o Vistaprint, Hudsonweg 8, 5928 LW Venlo, the Netherlands.

(2) For each person or entity in the table above, the "Number of Shares Beneficially Owned" column may include ordinary shares attributable to the person or entity because of that holder's voting or investment power or other relationship. The number of ordinary shares beneficially owned by each person or entity included in the table above is determined under rules promulgated by the SEC. Under these rules, a person or entity is deemed to have "beneficial ownership" of any shares over which that person or entity has or shares voting or investment power, plus any shares that the person or entity may acquire within 60 days of the date established

for the purpose of determining ownership, including through the exercise of share options or through the vesting of restricted share units. Unless otherwise indicated, each person or entity referenced in the table has sole voting and investment power over the shares listed or shares such power with his or her spouse. The inclusion in the table of any shares, however, does not constitute an admission of beneficial ownership of those shares by the named shareholder.

(3) The percentage ownership for each shareholder on September 7, 2011 is calculated by dividing (1) the total number of shares beneficially owned by the shareholder by (2) 40,147,808, the number of ordinary shares outstanding on September 7, 2011, plus any shares issuable to the shareholder within 60 days after September 7, 2011 (*i.e.*, November 6, 2011), including restricted share units that vest and share options that are exercisable on or before November 6, 2011.

(4) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on April 11, 2011.

(5) This information is based solely upon a Schedule 13G that the shareholder filed with the SEC on February 11, 2011.

(6) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on September 2, 2011.

(7) This information is based solely upon a Schedule 13G that the shareholder filed with the SEC on January 25, 2011.

(8) Includes an aggregate of (i) 1,727,722 shares held by irrevocable discretionary trusts and other entities established for the benefit of Mr. Keane and/or members of his immediate family, or the Trusts, and (ii) 81,381 shares held by a charitable entity established by Mr. Keane and his spouse. Trustees who are independent of Mr. Keane and/or his spouse hold exclusive voting and investment power with respect to the ordinary shares owned by the Trusts and the ordinary shares issuable pursuant to share options and restricted share units held by the Trusts; Mr. Keane and his spouse do not hold such power with respect to the Trusts. Mr. Keane and his spouse share voting and investment power with respect to the shares held by the charitable entity. Mr. Keane and his spouse disclaim beneficial ownership of the shares, share options and restricted share units held by the Trusts and the charitable entity except to the extent of their pecuniary interest therein.

(9) Includes the number of shares listed below that each executive officer and supervisory director has the right to acquire under share options and restricted share units that vest on or before November 6, 2011:

- Mr. Keane: 1,536,200 shares, held by the Trusts
- Ms. Blake: 26,861 shares
- Ms. Cebula: 38,450 shares
- Mr. Gavin: 27,693 shares
- Mr. Giannetto: 1,000 shares
- Mr. Gyenes: 18,096 shares
- Mr. Overholser: 25,220 shares
- Mr. Page: 15,675 shares
- Mr. Riley: 45,675 shares
- Mr. Ruotolo: 17,814 shares
- Mr. Teunissen: 1,087 shares
- Mr. Thomas: 3,968 shares

(10) Mr. Giannetto ceased to be an executive officer of Vistaprint in March 2011.

(11) Includes an aggregate of (i) 166,438 shares held in a margin account by Window to Wall Street, Inc., of which Mr. Page is President, and (ii) 4,000 shares held in custodial accounts for the benefit of Mr. Page's minor children. Mr. Page disclaims beneficial ownership of the shares held by Window to Wall Street, Inc. and for the benefit of his minor children, except to the extent of his pecuniary interest therein.

(12) Includes 2,500 shares owned by a family limited liability company of which Mr. Thomas is a manager. Mr. Thomas disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(13) Includes a total of 1,790,487 shares that all of our executive officers and supervisory directors have the right to acquire under share options and restricted share units that vest on or before November 6, 2011.

We have established an independent Dutch foundation, *Stichting Continuïteit Vistaprint*, or the Foundation, to safeguard the interests of Vistaprint N.V. and its stakeholders and to assist in maintaining Vistaprint's continuity and independence. To this end, on November 16, 2009 we granted the Foundation a call option pursuant to which the Foundation may acquire a number of preferred shares equal to the number of ordinary shares then outstanding, which is designed to provide a protective measure against unsolicited take-over bids for Vistaprint and other hostile threats.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our supervisory directors, executive officers and the holders of more than 10% of our ordinary shares, referred to as reporting persons, to file reports with the SEC disclosing their ownership of and transactions in our ordinary shares and other equity securities. SEC regulations also require these reporting persons to furnish us with copies of all such reports that they file.

Based solely on our review of reports filed by the reporting persons and written representations from such persons, we believe that all reporting persons complied with all Section 16(a) filing requirements during our 2011 fiscal year, except as previously disclosed in our 2010 proxy statement.

PROPOSAL 1 — REAPPOINTMENT OF A MEMBER OF THE SUPERVISORY BOARD

The six members of our Supervisory Board serve for rotating four-year terms:

- Peter Gyenes' term expires at this 2011 annual general meeting, and we are asking our shareholders to reappoint him;
- Mark T. Thomas' term expires at our 2012 annual general meeting;
- The terms of John J. Gavin, Jr. and George M. Overholser expire at our 2013 annual general meeting; and
- The terms of Louis R. Page and Richard T. Riley expire at our 2014 annual general meeting.

None of the members of our Supervisory Board is an employee of Vistaprint.

Under Dutch law and our articles of association, our Supervisory Board has the right to make binding nominations for open positions on the Supervisory Board. Dutch law also requires us to nominate at least two candidates for each open position and allows us to recommend that shareholders vote for one of the two candidates for each position. The candidate receiving the greater number of votes for each position will be appointed as a member of our Supervisory Board. In accordance with the recommendation of the Nominating and Corporate Governance Committee of the Supervisory Board and pursuant to the invitation of our Management Board, the Supervisory Board has adopted a unanimous resolution to make a binding nomination of Peter Gyenes and Mark T. Thomas to serve as a supervisory director for a term of four years ending on the date of our annual general meeting of shareholders in 2015. The Supervisory Board recommends that shareholders vote for the appointment of Mr. Gyenes for this position.

The persons named in the enclosed proxy card will vote to reappoint Mr. Gyenes as a member of our Supervisory Board, unless you withhold authority to vote for his reappointment by marking the proxy card to that effect. Mr. Gyenes has indicated his willingness to serve if appointed.

Mr. Gyenes is currently a member of our Supervisory Board. You can find more information about Mr. Gyenes and the other members of our Supervisory Board in the section of this proxy statement entitled "INFORMATION ABOUT OUR SUPERVISORY DIRECTORS AND EXECUTIVE OFFICERS."

The Management Board and Supervisory Board recommend that you vote FOR the reappointment of Mr. Gyenes as a member of our Supervisory Board.

PROPOSAL 2 — ADOPTION OF ANNUAL ACCOUNTS

At the annual meeting, we are asking you to confirm and adopt our Dutch statutory annual accounts, or Annual Accounts, for the fiscal year ended June 30, 2011, which are our audited consolidated financial statements prepared in accordance with Dutch generally accepted accounting principles, or Dutch GAAP. As a Dutch company, we are required by Dutch law and our articles of association to prepare the Annual Accounts and submit them to our shareholders for confirmation and adoption. Our Annual Accounts are different from our Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended June 30, 2011 that were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, as required by United States law and NASDAQ listing standards for companies with securities listed on U.S. stock markets.

The Annual Accounts contain some disclosures that are not required under U.S. GAAP. In addition, the report of our Management Board that accompanies the Annual Accounts, as required by Dutch law, contains information included in this proxy statement, our Annual Report on Form 10-K and other information required by Dutch law.

It is important that our shareholders adopt our Annual Accounts because it is a Dutch law requirement and also because we are not permitted under Dutch law to take certain corporate actions unless our Annual Accounts are adopted.

You can access a copy of the Annual Accounts through our website at *http://proxy.ir.vistaprint.com* or by sending a written request to:

Investor Relations
Vistaprint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA

Our Management Board and Supervisory Board recommend that you vote FOR the confirmation and adoption of the Annual Accounts.

PROPOSALS 3 AND 4 — DISCHARGE OF MANAGEMENT BOARD AND SUPERVISORY BOARD FROM CERTAIN LIABILITY

At the annual meeting, as permitted under Dutch law and customary for Dutch companies, we are asking you to discharge the members of our Management Board and Supervisory Board from liability with respect to the exercise of their management and supervisory duties during our fiscal year ended June 30, 2011. If our shareholders approve this discharge of liability, then our Management Board and Supervisory Board members will not be liable to Vistaprint for actions that they took on behalf of the company in the exercise of their duties during fiscal 2011. However, the discharge does not apply to matters that are not disclosed to our shareholders, and it does not affect the liability, if any, of our Management Board and Supervisory Board to our shareholders. The discharge is also subject to the provisions of Dutch laws relating to liability upon bankruptcy.

Our Management Board and Supervisory Board recommend that you vote FOR the discharge of the members of our Management Board and Supervisory Board from liability as described above.

PROPOSAL 5 — CHANGES TO SUPERVISORY BOARD COMPENSATION PACKAGE

Under Dutch law and our articles of association, our shareholders determine the compensation of each member of our Supervisory Board, including changes to their compensation, for their service as supervisory directors. You can find a description of our current shareholder-approved compensation of our Supervisory Board in the section of this proxy statement entitled "Compensation of Supervisory Board Members." During fiscal 2011, our Compensation Committee, with the assistance of Towers Watson, its compensation consultant, reviewed the compensation of our supervisory directors against the compensation of the boards of directors of the primary compensation peer group of companies identified in the Compensation Discussion and Analysis section of this proxy statement. The Compensation Committee determined that our Supervisory Board was under-compensated in comparison with our peers and that it is competitive practice to provide committee chairmen with additional compensation for the responsibility of leading their committees. Our Supervisory Board compensation package is an important tool for helping us attract and retain talented supervisory directors who demonstrate integrity, business acumen, experience and knowledge of our business and industry. If our Supervisory Board compensation is not market competitive, then we may have more difficulty recruiting and retaining highly qualified supervisory directors. None of our current supervisory directors receives any other compensation from us besides the Supervisory Board compensation, and under Dutch law, no Supervisory Board member may be an employee of Vistaprint.

We are asking our shareholders to approve increases to the annual cash retainers that we pay to all of our supervisory directors, as well as new annual cash retainers for the chairmen of the committees of our Supervisory Board as described below, effective as of the beginning of our 2012 fiscal year:

- Increase the cash retainer for each supervisory director from $13,000 to $24,000 per fiscal year;
- Pay the chairman of our Supervisory Board and the chairman of our Audit Committee an additional cash retainer of $15,000 per fiscal year; and
- Pay the chairmen of our Compensation Committee and Nominating and Corporate Governance Committee an additional cash retainer of $10,000 per fiscal year.

There would be no change to the annual cash retainer of $10,000 for each committee on which a supervisory director serves, the cash fees of $3,000 for each meeting of our Supervisory Board that a supervisory board member physically attends or our supervisory directors' equity compensation, as described in the section of this proxy statement entitled "Compensation of Supervisory Board Members."

If our shareholders do not approve the proposed changes to our Supervisory Board compensation, then the current Supervisory Board compensation package would remain in place, and we would continue to compensate our supervisory directors as described in the section of this proxy statement entitled "Compensation of Supervisory Board Members."

Our Management Board and Supervisory Board recommend that you vote FOR the changes to the Supervisory Board compensation package to increase the cash compensation received by our supervisory directors.

PROPOSALS 6 AND 7 — RENEWAL OF AUTHORIZATION TO ISSUE SHARES

Our current authorized share capital consists of 120 million ordinary shares and 120 million preferred shares, each with a par value per share of €0.01. Under Dutch law and our articles of association, we are required to seek the approval of our shareholders each time we wish to issue shares of our authorized share capital unless our shareholders have authorized our Management Board, with the approval of our Supervisory Board, to issue shares. This authorization may not continue for more than five years, but may be given on a rolling basis. We currently have authorization from our shareholders to issue ordinary shares, or grant rights to subscribe for ordinary shares, up to a maximum of our authorized share capital, and to issue preferred shares, or grant rights to subscribe for preferred shares, equal to 100% of the number of ordinary shares outstanding at the time of issue. This existing authorization expires on August 28, 2014, and it is common practice for Dutch companies to seek to renew this authorization annually on a rolling basis. The approval of this proposal will maintain our flexibility to issue our shares without the delay and expense of calling extraordinary general meetings of shareholders.

We currently issue ordinary shares from our treasury account, instead of from our authorized share capital, to satisfy our obligations to issue shares under our equity compensation plans, and if we were to use our ordinary shares as consideration in an acquisition, we expect to issue those shares from our treasury account as well. Accordingly, we do not have any specific plans, proposals or arrangements to issue any of our authorized ordinary shares for any purpose. However, in the ordinary course of our business, we may determine from time to time that the issuance of authorized and unissued shares is in the best interests of Vistaprint, including in connection with equity compensation or future acquisitions or financings.

At the annual meeting, we are asking our shareholders to renew the authority of our Management Board, with the approval of our Supervisory Board, until November 3, 2016 to issue, and to grant rights to purchase or subscribe for, our unissued ordinary shares up to a maximum of our authorized share capital and to issue, and to grant rights to purchase or subscribe for, our unissued preferred shares equal to 100% of the number of ordinary shares outstanding at the time of issue. **This authority to issue shares is similar to that generally afforded under state law to public companies domiciled in the United States.** Management believes that retaining the flexibility to issue shares for acquisitions, financings or other business purposes in a timely manner without first obtaining specific shareholder approval is important to our continued growth. Furthermore, our ordinary shares are listed on the NASDAQ Global Select Market, and the issuance of additional shares will remain subject to NASDAQ rules. In particular, NASDAQ requires shareholder approval for the issuance of shares in excess of 20% of the shares outstanding, with several exceptions.

If our shareholders do not renew the Management Board's authority, then the previous authorization would remain in place, and we would continue to issue our shares and grant rights to purchase or subscribe for our shares pursuant to that authorization until it expires on August 28, 2014.

Our Management Board and Supervisory Board recommend that you vote FOR the renewal of the authorization of the Management Board and Supervisory Board to issue our ordinary shares and preferred shares.

PROPOSAL 8 — RENEWAL OF AUTHORIZATION TO EXCLUDE OR RESTRICT SHAREHOLDERS' PREEMPTIVE RIGHTS

Under Dutch law, holders of our ordinary shares (other than our employees who are issued ordinary shares pursuant to awards granted under our equity compensation plans) would generally have a pro rata preemptive right of subscription to any of our ordinary shares issued for cash. A preemptive right of subscription is the right of our current shareholders to maintain their percentage ownership of Vistaprint's shares by buying a proportional number of any new shares that Vistaprint issues. However, Dutch law and our articles of association permit our shareholders to authorize our Management Board, with the approval of our Supervisory Board, to exclude or restrict these preemptive rights. This authorization may not continue for more than five years, but may be given on a rolling basis. We currently have authorization from our shareholders to exclude or restrict these preemptive rights, which authorization expires on August 28, 2014, and it is common practice for Dutch companies to seek to renew this authorization annually on a rolling basis.

At the annual meeting, we are asking our shareholders to renew the authority of our Management Board, with the approval of our Supervisory Board, until November 3, 2016 to exclude or restrict preemptive rights. **Preemptive rights are uncommon for public companies domiciled in the United States.** We believe that if we are not granted the authority to limit preemptive rights, our ability to raise capital through sales of our securities would be significantly affected because shareholders' exercise of their preemptive rights would cause delays in a transaction and may dissuade potential buyers of our securities from entering into a transaction with us. Any limits or waivers of preemptive rights would apply equally to all holders of our ordinary shares. Furthermore, as long as our ordinary shares remain listed on the NASDAQ Global Select Market, any issuance of ordinary shares will remain subject to NASDAQ rules, including limitations on our ability to issue shares without shareholder approval. See Proposals 6 and 7 above for a discussion of the NASDAQ rules regarding share issuances.

If our shareholders do not renew the Management Board's authority, then the previous authorization would remain in place, and we could continue to exclude or restrict preemptive rights pursuant to that authorization until it expires on August 28, 2014.

Our Management Board and Supervisory Board recommend that you vote FOR the renewal of the authorization of the Management Board and Supervisory Board to exclude or restrict our shareholders' preemptive rights under Dutch law.

PROPOSAL 9 — APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2012. If this proposal is not approved by our shareholders at the annual meeting, our Audit Committee will reconsider its selection of Ernst & Young LLP. We expect that a representative of Ernst & Young LLP will attend the annual meeting, will be available to answer questions and may make a statement if he or she wishes.

Our Management Board and Supervisory Board recommend that you vote FOR the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2012.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table presents the aggregate fees and expenses billed for services rendered by Ernst & Young LLP, our independent registered public accounting firm, for the fiscal years ended June 30, 2011 and June 30, 2010. The amounts reported for each fiscal year represent the fees and expenses for services rendered during the applicable fiscal year, regardless of when the fees and expenses were billed.

	Fiscal 2011	Fiscal 2010
Audit Fees(1)	$ 897,592	$1,068,641
Audit-Related Fees(2)	12,995	32,995
Tax Fees(3)	553,453	421,063
All Other Fees	—	—
Total Fees	$1,464,040	$1,522,699

(1) Audit fees and expenses consisted of fees and expenses billed for the audit of our financial statements for the years ended June 30, 2011 and 2010, statutory audits of Vistaprint N.V. and certain of our subsidiaries, and quarterly reviews of our financial statements. The audit fees for fiscal 2011 and 2010 also include fees for professional services rendered for the audit of the effectiveness of internal control over financial reporting as promulgated by Section 404 of the U.S. Sarbanes-Oxley Act. For fiscal 2010, the audit fees and expenses included work relating to our change of domicile to the Netherlands.

(2) Audit-related fees and expenses consisted of fees and expenses for services that are reasonably related to the performance of the audit and the review of our financial statements and that are not reported under "Audit Fees." These services relate principally to the evaluation of our internal controls upon our implementation of an SAP system for fiscal 2010, consultations regarding financial accounting and reporting matters, and fees for access to certain online accounting reference applications.

(3) Tax fees and expenses consisted of fees and expenses for tax compliance (including tax return preparation), tax advice, tax planning and consultation services, and tax return preparation for expatriate employees. Tax compliance services accounted for $79,003 and $68,540 of the total tax fees in fiscal 2011 and 2010, respectively.

Audit Committee's Pre-approval Policy and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services for the purpose of maintaining the independence of our registered public accounting firm. We may not engage the independent registered public accounting firm to render any audit or non-audit service unless either the service is approved in advance by the Audit Committee or the engagement to render the service is entered into pursuant to the Audit Committee's pre-approval policies and procedures. From time to time, the Audit Committee may pre-approve services that are expected to be provided to Vistaprint by the independent registered public accounting firm during the following 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also subject to a maximum dollar amount. At regularly scheduled meetings of the Audit Committee, management or the independent registered public accounting firm report to the Audit Committee regarding services actually provided to Vistaprint.

During fiscal 2011, no services were provided to Vistaprint by Ernst & Young LLP other than in accordance with the pre-approval policies and procedures described above.

PROPOSAL 10 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the annual meeting, we are asking our shareholders to approve the compensation of our named executive officers, as described in the Compensation Discussion and Analysis, or CD&A, executive compensation tables and accompanying narrative disclosures in this proxy statement. This is an advisory vote, meaning that this proposal is not binding on us, but our Compensation Committee values the opinions expressed by our shareholders and will carefully consider the outcome of the shareholder vote when making future compensation decisions for our named executive officers.

As you cast your vote on this Proposal 10, we would like you to consider the following compensation program highlights:

Pay for Performance. As described in more detail in CD&A, our executive officers' compensation is heavily weighted toward compensation based on Vistaprint's operating and stock performance, with more than 80% of the total compensation of our named executive officers at risk for fiscal 2011 through our annual and long-term cash and equity incentive programs. Our incentive compensation based on operating and stock performance consists of annual and long-term cash incentive awards, restricted share units and share options. Our annual and long-term cash incentive programs are dependent on Vistaprint's revenue and earnings per share performance, while equity incentive programs are dependent on the performance of our share price. Our executive compensation program is designed to reward extraordinary performance with compensation that is above the averages of our peer companies and conversely pay compensation below peer averages in the absence of extraordinary performance.

For fiscal 2011, Vistaprint's revenue grew 22% from fiscal 2010 to $817 million, and earnings per share increased 23% to $1.83. Our executive officers' annual cash incentives are tied directly to our revenue and earnings per share goals for each fiscal year, and their long-term cash incentives are tied directly to our earnings per share goals. We fell slightly short of our revenue goal for fiscal 2011 but over-achieved on our earnings per share goals; accordingly, our named executive officers were entitled to receive 98.8% of their annual cash incentive targets for fiscal 2011, although some received slightly more or slightly less given the timing of their promotions to executive officer positions during the course of fiscal 2011, and approximately 120% of their long-term cash incentive targets. You can find more detailed information about our annual and long-term cash incentive programs in CD&A.

Benefit Programs and Perquisites. We generally do not provide benefit programs or perquisites to our executive officers that are different from those that are available to our non-executive employees who work in the same location. We do have arrangements with some of our named executive officers to reimburse them for living and relocation expenses relating to their work outside of their home countries, but we also provide similar arrangements to some of our non-executive employees who relocate from their home countries.

Share Ownership Guidelines. To enhance the alignment between our executive officers and our shareholders, we instituted share ownership guidelines for all executive officers in May 2011. The guidelines require our executive officers to hold Vistaprint equity with a value equal to or greater than a multiple of the executive officer's annual base salary as follows: Chief Executive Officer — 5 times annual base salary; Chief Operating Officer — 4 times annual base salary; other executive officers — 3 times annual base salary. You can find more detailed information about our share ownership guidelines in CD&A.

Consultant Independence. Our Compensation Committee's independent consultant is retained directly by the Compensation Committee and provides no other services to Vistaprint besides compensation services.

Our Management Board and Supervisory Board recommend that you vote FOR the approval of the compensation of our named executive officers, as described in this proxy statement.

PROPOSAL 11 — FREQUENCY OF FUTURE VOTES ON EXECUTIVE COMPENSATION

We are asking our shareholders to advise us on how frequently they wish to cast an advisory vote on the compensation of our named executive officers: Once every year, once every two years, or once every three years. Based on our review of ISS recommendations and shareholder votes of other companies that are publicly traded in the United States, we have determined that the current best practice in the market is an annual vote, and we therefore recommend annual advisory votes on executive compensation.

This is an advisory vote, meaning that it is not binding on us, but our Supervisory Board will take into consideration the outcome of this vote in making a determination about the frequency of future executive compensation advisory votes.

Our Management Board and Supervisory Board recommend that you vote in favor of an ANNUAL vote on our executive compensation program.

OTHER MATTERS

Our Management Board and Supervisory Board do not know of any other matters that may come before the annual meeting. However, if any other matters are properly presented to the annual meeting, then, to the extent permitted by applicable law, the persons named as proxies may vote, or otherwise act, in accordance with their judgment on such matters.

INFORMATION ABOUT OUR SUPERVISORY DIRECTORS AND EXECUTIVE OFFICERS

Our Supervisory Board:

Our Supervisory Board currently consists of six independent, non-employee supervisory directors.

Nominee for Member of our Supervisory Board whose term expires at this 2011 Annual General Meeting:

PETER GYENES, ***Director since February 2009***

Mr. Gyenes, age 66, has served as the Chairman of Sophos Ltd., a global security software company, since May 2006. Mr. Gyenes served as Chairman and Chief Executive Officer of Ascential Software and its predecessor companies VMark Software, Ardent Software and Informix from 1996 until it was acquired by IBM in April 2005. Mr. Gyenes also serves on the boards of Pegasystems Inc., a provider of business process management software and services; Intralinks Holdings, Inc., a provider of shared document and information exchanges; and RealPage, Inc., a provider of property management software solutions for the multifamily industry. Mr. Gyenes previously served on the boards of Netezza Corporation, a provider of data warehouse appliances from February 2008 to November 2010 when it was acquired by IBM; Lawson Software, Inc., a provider of software and service solutions in the manufacturing, distribution, maintenance and service sector industries, from May 2006 to July 2011 when it was acquired by GGC Software Holdings, Inc; Applix Inc., a provider of enterprise planning software that was acquired by Cognos and then IBM, from May 2000 to October 2007; BladeLogic Inc., a provider of data center automation software, from June 2006 to April 2008, when it was acquired by BMC Software; and webMethods Inc., a provider of software for process improvement that was acquired by Software AG, from May 2006 to May 2007. He is a trustee emeritus of the Massachusetts Technology Leadership Council. Mr. Gyenes brings to the Supervisory Board his broad experience in leading companies as chief executive officer and board member and his deep expertise on executive compensation matters through his service on several compensation committees.

Member of our Supervisory Board whose term will expire at our 2012 Annual General Meeting:

MARK T. THOMAS, ***Director since November 2009***

Mr. Thomas, age 57, has served as a Founder and Managing Partner of Monitor Clipper Partners, a middle market private equity firm, since December 1997 and also serves as member of Monitor Clipper Partners' Investment Committee and a director of several of its portfolio companies. In addition, Mr. Thomas is a co-founder of Monitor Company Group LP, a global marketing and strategy consulting firm, and has served in various positions since 1983, most recently as a member of Monitor Company Group's Management Committee and chair of its Audit Committee. Mr. Thomas brings to the Supervisory Board his extensive strategy and international experience, which includes more than 20 years of building companies, serving on boards and providing advice to top executives on strategic matters.

Members of our Supervisory Board whose terms will expire at our 2013 Annual General Meeting:

JOHN J. GAVIN, Jr., ***Director since August 2006***

Mr. Gavin, age 56, served as Chief Financial Officer of BladeLogic, Inc., a provider of data center automation software, from January 2007 through June 2008, when it was acquired by BMC Software. Mr. Gavin also serves on the boards of Qlik Technologies Inc., a provider of business intelligence solutions; and BroadSoft, Inc., a global provider of residential and business Voice over IP applications. From April 2004 through December 2006, Mr. Gavin was Chief Financial Officer of Navisite, Inc., a provider of information technology hosting, outsourcing and professional services. From 2001 to 2005, Mr. Gavin was a member of the Board of Directors of Ascential Software, which was acquired by IBM in April 2005. From February 2000 through December 2001, Mr. Gavin served as the Senior Vice President and Chief Financial Officer of Cambridge Technology Partners, a consulting firm, which was acquired by Novell, Inc. Prior to his work at Cambridge Technology Partners, Mr. Gavin spent twelve years at Data General Corporation, a manufacturer of computing equipment that was acquired by EMC Corporation, including serving as Vice President and Chief Financial Officer. Mr. Gavin also spent ten years at Price Waterhouse LLP, an accounting firm, in various accounting and audit positions including as Senior Manager in charge of multi-national audits. Since February 2009, Mr. Gavin has also served as a member of the board of directors of Consona Corporation, a privately held provider of customer relationship management and enterprise resource planning software and services. Mr. Gavin brings to the Supervisory Board his extensive experience as chief financial officer of several growing companies, as well as ten years as an independent auditor. Mr. Gavin is a certified public accountant.

GEORGE M. OVERHOLSER, ***Director since July 2004***

Mr. Overholser, age 51, has served as Managing Director and Co-Founder of Third Sector Capital Partners, an investment bank for non-profit organizations since September 2010. He was Founder and Managing Director of NFF Capital Partners, an investment banking firm for nonprofit organizations, from August 2004 to September 2010. Mr. Overholser was the founder of North Hill Ventures, a venture capital firm and served as its Senior Vice President from 1999 through June 2008. From 1994 to 1999, Mr. Overholser was Head of Strategy and New Business Development for Capital One, Inc., a company specializing in consumer lending. Mr. Overholser brings to the Supervisory Board his extensive experience of leading companies through periods of hyper-growth, as both a board member and an executive.

Members of our Supervisory Board whose terms will expire at our 2014 Annual General Meeting:

LOUIS R. PAGE, ***Director since September 2000***

Mr. Page, age 45, has served as President and General Partner of Window to Wall Street, Inc., a venture capital firm, since October 1995. Mr. Page has served on Vistaprint's Board since 2000 and brings to the Supervisory Board his deep knowledge of Vistaprint and its business, culture and history. Mr. Page is a chartered financial analyst.

RICHARD T. RILEY, ***Director since February 2005 and Chairman of the Supervisory Board since August 2009***

Mr. Riley, age 55, has served as Chairman of the Board of Directors and Chief Executive Officer of LoJack Corporation, a publicly traded corporation and provider of tracking and recovery systems, since November 2006 and as President, Chief Operating Officer and as a member of the board of directors of LoJack Corporation from February 2005 through November 2006. Mr. Riley also serves on the board of Dorman Products, Inc., a publicly traded corporation and supplier of original equipment automotive replacement parts. From 1997 through 2004, Mr. Riley held a variety of positions with New England Business Service, Inc., a provider of products and services to small businesses, most recently serving as Chief Executive Officer, President, Chief Operating Officer and director. Mr. Riley brings to the Supervisory Board his extensive experience of leading companies as chief executive officer and board member.

Our Management Board:

Our Management Board currently consists of our six executive officers. All members of our Management Board serve for four-year terms: The terms of Mr. Keane and Ms. Cebula expire at our 2013 annual general meeting, and the terms of Ms. Blake and Messrs. Nelson, Ruotolo and Teunissen expire at our 2015 annual general meeting. Each member of our Management Board may be reelected for additional terms of up to four years.

ROBERT S. KEANE, ***President, Chief Executive Officer and Chairman of the Management Board***

Mr. Keane, age 48, is the founder of Vistaprint and has served as our President and Chief Executive Officer since he founded Vistaprint in January 1995. Mr. Keane served as the Chairman of our Board of Directors from January 1995 to August 2009 and was appointed Chairman of the Management Board in September 2009. From 1988 to 1994, Mr. Keane was an executive at Flex-Key Corporation, an OEM manufacturer of keyboards, displays and retail kiosks used for desktop publishing, most recently as General Manager. Mr. Keane earned an A.B. in economics from Harvard College in 1985 and his M.B.A. from INSEAD in Fontainebleau, France in 1994.

KATRYN "TRYNKA" BLAKE (née Shineman), ***Chief Customer Officer and President, Vistaprint North America***

Ms. Blake, age 37, has served as Chief Customer Officer since June 2011 and as President of Vistaprint's North American business unit since November 2010. Prior to assuming her current roles, Ms. Blake served as Chief Marketing Officer of our North American business unit from April 2008 and in a variety of marketing positions since joining Vistaprint in March 2004 as Director, Strategic Partnerships. Before joining Vistaprint, she served as a director and senior manager for PreVision Marketing since 1996. Ms. Blake holds a Bachelor of Arts in psychology from Cornell University and a Masters of Business Administration degree from Columbia Business School.

WENDY M. CEBULA, ***Chief Operating Officer***

Ms. Cebula, age 40, has served as Chief Operating Officer since November 2010, with responsibility for the North American, European and APAC business units and for our technology operations. Prior to assuming her current role, she was President of Vistaprint's North American business unit since May 2008. From January 2007 through May 2008, Ms. Cebula served as Executive Vice President and Chief Operating Officer with responsibility for our technology and manufacturing operations. From July 2005 to January 2007, Ms. Cebula served as Executive Vice President and Chief Information Officer. Ms. Cebula joined Vistaprint as Vice President, Database Marketing in October 2000. Before joining Vistaprint, Ms. Cebula served as director of database marketing and analysis at MotherNature.com, an online provider of personal health care products. She also spent three years working in marketing analytics and management at Partner's First, a direct to consumer financial services company. Ms. Cebula earned a B.S. degree in Finance at Rochester Institute of Technology.

DONALD NELSON, ***Chief Information Officer***

Mr. Nelson, age 43, has served as our Chief Information Officer since May 2008. Mr. Nelson previously served as Senior Vice President of Capabilities Development from July 2006. Prior to joining Vistaprint, Mr. Nelson served as Chief Information Officer at Sapient, where he started in 1993 as a software engineer, then later as vice president before assuming the role of Chief Information Officer in 2001. Mr. Nelson received a Bachelor of Science in Computer Science from Gordon College.

NICHOLAS RUOTOLO, ***President, Vistaprint Europe***

Mr. Ruotolo, age 47, has served as President of Vistaprint's European business unit since November 2010. Prior to assuming his current role, Mr. Ruotolo was Chief Marketing Officer of our European business unit since September 2008. From June 2007 to September 2008, he was Senior Vice President, Sales & Analytics and was Vice President, Analytics when he joined the company in February 2005. Before joining Vistaprint, Mr. Ruotolo served as Vice President, Consulting Services at Enterprise Marketing Solutions, Inc. where he managed the company's consulting division and launched eInsights, the company's web analytics service. He also spent four years with the Home Shopping Network, where he held several executive positions in marketing ultimately becoming senior vice president/general manager of HSN.com. Mr. Ruotolo began his professional career at AT&T Labs as a business analyst supporting marketing initiatives across the company. He went on to hold senior management positions in strategic planning and marketing at AT&T Consumer Services. Mr. Ruotolo received a Bachelor of Science in Managerial Economics from Carnegie Mellon University.

ERNST J. TEUNISSEN, ***Executive Vice President and Chief Financial Officer***

Mr. Teunissen, age 45, has served as our Executive Vice President and Chief Financial Officer since March 2011. From October 2009 through February 2011, Mr. Teunissen served as our Vice President of Strategy. Before joining Vistaprint, Mr. Teunissen was a founder and director of two corporate finance and management consulting firms: Manifold Partners from May 2007 through September 2009 and ThreeStone Ventures Limited from June 2003 through September 2009. From August 1999 to February 2003, Mr. Teunissen served as an executive director in Morgan Stanley's Investment Banking Division in London. From February 1997 to July 1999, he was a senior associate director in Deutsche Bank's Investment Banking Division in London and Singapore. Mr. Teunissen holds a Master of Business Administration degree from the University of Oregon and a Bachelor of Business Administration from Nijenrode University, The Netherlands School of Business.

There are no family relationships among any of the supervisory directors and executive officers of Vistaprint. No arrangements or understandings exist between any supervisory director or any person nominated for appointment as a supervisory director and any other person pursuant to which such person is to be selected as a supervisory director or nominee for appointment as a supervisory director.

CORPORATE GOVERNANCE

Board Structure

We have a two-tiered board structure consisting of a Supervisory Board and a Management Board. The Supervisory Board consists of our independent, non-employee supervisory directors, and the Management Board consists of managing directors who are also our executive officers. The principal responsibility of the members of the Supervisory Board is to oversee the Management Board and its management of Vistaprint and, in so doing, serve the best interests of Vistaprint and its stakeholders. The Supervisory Board is accountable to our shareholders. The principal responsibility of the members of the Management Board is to manage Vistaprint, which means, among other things, that it is responsible for implementing Vistaprint's goals and strategy, managing Vistaprint's associated risk profile, operating Vistaprint's business on a day-to-day basis and addressing corporate social responsibility issues that are relevant to the enterprise. The Management Board is accountable to the Supervisory Board and to our shareholders.

Each of our Supervisory Board and Management Board has its own chairman. The Chairman of our Supervisory Board is Mr. Riley, an independent, non-employee supervisory director, and the Chairman of our Management Board is Mr. Keane, who is also our Chief Executive Officer and President.

Governance Guidelines

We believe that good corporate governance is important to ensure that Vistaprint is managed for the long-term benefit of our stakeholders, including but not limited to our shareholders. The Management Board and Supervisory Board have adopted Rules to assist each Board in the exercise of its duties and responsibilities and to serve the best interests of Vistaprint and our stakeholders. The Rules for each Board provide a framework for the conduct of each Board's business.

Among other things, the Rules for the Supervisory Board provide that:

- a majority of the members of the Supervisory Board must be independent directors, except as permitted by NASDAQ rules;
- the independent supervisory directors must meet at least twice a year in executive session;
- supervisory directors have full and free access to management and employees and, as necessary and appropriate, to hire and consult with independent advisors;
- all supervisory directors are expected to participate in a mandatory orientation program and continuing director education on an ongoing basis; and
- at least annually the Nominating and Corporate Governance Committee is required to oversee a self-evaluation of the Supervisory Board to determine whether the Supervisory Board and its committees are functioning effectively.

Among other things, the Rules for the Management Board provide that:

- the Management Board is responsible for determining that effective systems are in place for the periodic and timely reporting to the Supervisory Board on important matters concerning Vistaprint and its subsidiaries;
- the Management Board must hold at least four meetings annually; and
- at least annually the Supervisory Board is required to conduct an evaluation of the Management Board to determine whether the Management Board is functioning effectively.

You can access our Rules for the Supervisory Board, our Rules for the Management Board, our Code of Business Conduct and Ethics and the current charters for our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee at *www.vistaprint.com* or by writing to:

Investor Relations
c/o Vistaprint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA
Email: ir@vistaprint.com

In addition, the Dutch Corporate Governance Code, or Dutch Code, applies to Vistaprint. The Dutch Code emphasizes the principles of integrity, transparency and accountability as the primary means of achieving good corporate governance. The Dutch Code includes certain principles of good corporate governance, supported by "best practice" provisions, and our Management Board and Supervisory Board agree with the fundamental principles of the Dutch Code. However, as a company whose ordinary shares are traded on NASDAQ, we are subject to the corporate governance rules of the NASDAQ Stock Market and U.S. securities laws, and we may also choose to follow certain market practices that are common for NASDAQ-traded companies. Some of the U.S. corporate governance rules and market practices that we are required to or choose to follow conflict, in whole or in part, with the best practice provisions of the Dutch Code. As a result, we do not apply some of the Dutch best practice provisions. In accordance with the Dutch Code's compliance principle of "apply or explain," which permits Dutch companies to be fully compliant with the Dutch Code either by applying the Dutch best practices or by explaining why the company has chosen not to apply certain of the best practices, we are disclosing in our Dutch annual report that accompanies our Annual Accounts to what extent we do not apply provisions of the Dutch Code, together with the reasons for those deviations.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our supervisory directors, officers and employees, a current copy of which is posted on our website, *www.vistaprint.com*. In addition, we intend to post on our website all disclosures that are required by law or NASDAQ stock market listing standards concerning any amendments to, or waivers from, any provision of the code.

Determination of Independence

Under NASDAQ rules, supervisory directors only qualify as "independent directors" if, in the opinion of our Supervisory Board, they do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a supervisory director. The Supervisory Board has determined that none of its members has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a supervisory director and that all of its members are "independent directors" as defined under NASDAQ's Marketplace Rules.

In addition, our supervisory directors satisfy the criteria for independence under the Dutch Code.

Oversight of Risk

Under the Rules for the Supervisory Board, our Supervisory Board is responsible for reviewing the integrity of our internal control and management information systems, the main risks of our business, and the design and effectiveness of our internal risk management and control systems. As set forth in its charter, our Audit Committee assists the Supervisory Board in its review and oversight of risk by reviewing our policies with respect to risk assessment and risk management, including the guidelines and policies that govern the process by which our exposure to risk is handled. The Supervisory Board and Audit Committee regularly discuss with management our major risk exposures, their potential impact on Vistaprint, and the steps we take to manage them.

In addition, based on an internal risk assessment, we believe that any risks arising from our compensation programs for our employees are not reasonably likely to have a material adverse effect on Vistaprint.

Supervisory Director Nomination Process

The process followed by our Nominating and Corporate Governance Committee to identify and evaluate candidates for members of our Supervisory Board includes requests to supervisory directors and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and the Supervisory Board.

In considering whether to recommend any particular candidate for inclusion in the Supervisory Board's slate of nominees, the Nominating and Corporate Governance Committee applies, among other things, the criteria for nominating supervisory directors set forth as an attachment to the Rules for the Supervisory Board. These criteria include among others the candidate's integrity, business acumen, knowledge of our business and industry, experience, diligence, absence of any conflicts of interest and the ability to act in the interests of all of Vistaprint's stakeholders. In addition, the Rules for the Supervisory Board specify that nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability or any other basis proscribed by law and that the Nominating and Corporate Governance Committee and Supervisory Board should consider the value of diversity on the Supervisory Board. The Nominating and Corporate

Governance Committee does not assign specific weights to particular criteria, and no particular criterion other than integrity and good character is a prerequisite for each prospective nominee.

We believe that the backgrounds and qualifications of our supervisory directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Supervisory Board to fulfill its responsibilities. Accordingly, the Nominating and Corporate Governance Committee seeks nominees with a broad diversity of experience, professions, skills and backgrounds.

Shareholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential candidates for the Supervisory Board by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of our ordinary shares for at least a year as of the date such recommendation is made, to Nominating and Corporate Governance Committee, c/o Corporate Secretary, Vistaprint N.V., Hudsonweg 8, 5928 LW Venlo, the Netherlands, with a copy to General Counsel, Vistaprint USA, Incorporated, 95 Hayden Avenue, Lexington, MA 02421 USA. Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

If the Supervisory Board does not submit a binding nomination for a supervisory director position, then the shareholders represented at the general meeting may select a nominee. The shareholders may appoint such a nominee as a member of the Supervisory Board by the vote of at least two thirds of the votes cast at the meeting representing more than half of our share capital.

Supervisory Board Meetings and Committees

During our 2011 fiscal year, our Supervisory Board met four times, and each of our supervisory directors attended at least 89% of the total number of meetings of the Supervisory Board and the committees of which such director was a member during the period of time he served on such committee. In addition, it is our policy that one or more of our supervisory directors should attend annual general meetings of shareholders to the extent practicable. Four of our supervisory directors attended our 2010 annual general meeting of shareholders.

The Supervisory Board has standing Audit, Compensation and Nominating and Corporate Governance Committees. Each committee has a charter that has been approved by the Supervisory Board. The Audit Committee must review the appropriateness of its charter at least annually, and the Compensation and Nominating and Corporate Governance Committees review their respective charters from time to time as they deem appropriate. Each committee must perform a self-evaluation at least annually. All members of all committees are non-employee supervisory directors, and the Supervisory Board has determined that all of the members of our three standing committees are independent as defined under NASDAQ's Marketplace Rules and, in the case of all members of the Audit Committee, the independence requirements contemplated by SEC rules.

Audit Committee

The current members of our Audit Committee are Messrs. Gavin (Chair), Page and Riley. Our Supervisory Board has determined that Mr. Gavin qualifies as an "audit committee financial expert" under SEC rules, and all three Audit Committee members meet the SEC's independence criteria for audit committee members. The Audit Committee's responsibilities include:

- retaining our independent registered public accounting firm, subject to shareholder ratification and approval;
- approving the compensation of, and assessing (or recommending that the Supervisory Board assess) the independence of, our registered public accounting firm;

- overseeing the work of our independent registered public accounting firm, including the receipt and consideration of certain reports from the firm;
- coordinating the Supervisory Board's oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
- establishing procedures for the receipt, retention and treatment of accounting-related complaints and concerns;
- reviewing and approving all related party transactions;
- meeting independently with our independent registered public accounting firm and management; and
- preparing the Audit Committee report included in this proxy statement.

The Audit Committee met nine times during fiscal 2011.

Compensation Committee

The current members of the Compensation Committee are Messrs. Overholser (Chair), Gyenes and Page. The Compensation Committee's responsibilities include:

- reviewing and approving, or making recommendations to the Supervisory Board with respect to, the compensation of our Chief Executive Officer and our other executive officers;
- overseeing and coordinating the evaluation of our Chief Executive Officer;
- overseeing and administering our cash and equity incentive plans;
- reviewing and making recommendations to the Supervisory Board with respect to supervisory director compensation;
- reviewing and discussing with management the "Compensation Discussion and Analysis" section of the proxy statement and considering whether to recommend to the Supervisory Board that the "Compensation Discussion and Analysis" be included in the proxy statement; and
- preparing the Compensation Committee report included in this proxy statement.

The Compensation Committee met five times during fiscal 2011.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Messrs. Riley (Chair), Gyenes and Thomas. The responsibilities of the Nominating and Corporate Governance Committee include:

- identifying individuals qualified to become Supervisory Board members;
- recommending to the Supervisory Board the persons to be nominated for appointment as members of the Supervisory Board and the Management Board and to each of the Supervisory Board's committees;
- overseeing an annual review by the Supervisory Board with respect to succession planning for the Chief Executive Officer and other executive officers;
- overseeing an annual evaluation of the Supervisory Board, the Management Board and all committees of the Supervisory Board to determine whether each is functioning effectively; and
- reviewing and assessing the adequacy of the Rules of the Supervisory Board and of the Management Board.

The Nominating and Corporate Governance Committee met four times during fiscal 2011.

Communicating with the Supervisory Board

Our Supervisory Board will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. The chair of the Nominating and Corporate Governance Committee, with the assistance of Vistaprint's General Counsel, is primarily responsible for monitoring communications from shareholders and for providing copies or summaries to the other supervisory directors as its members consider appropriate.

The chair of the Nominating and Corporate Governance Committee will forward communications to all supervisory directors if the communications relate to substantive matters and include suggestions or comments that he considers to be important for the supervisory directors to know. In general, the chair is more likely to forward communications relating to corporate governance and corporate strategy than communications relating to ordinary business affairs, personal grievances and matters as to which Vistaprint may receive repetitive or duplicative communications.

Shareholders who wish to send communications on any topic to our Supervisory Board should address such communications to:

Supervisory Board
c/o Corporate Secretary
Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

Report of the Audit Committee

The Audit Committee has reviewed Vistaprint's audited consolidated financial statements for the fiscal year ended June 30, 2011 and has discussed these financial statements with Vistaprint's management and Ernst & Young LLP, our independent registered public accounting firm.

The Audit Committee has also received from, and discussed with, Ernst & Young LLP various communications that Ernst & Young is required to provide to the Audit Committee, including the matters required to be discussed by AICPA, Professional Standards, Vol. 1, AU section 380, as adopted by the Public Company Accounting Oversight Board, or PCAOB in Rule 3200T.

Ernst & Young LLP also provided the Audit Committee with the written disclosures and the letter required by PCAOB Rule 3526 (Communicating with Audit Committees Concerning Independence), as modified or supplemented. The Audit Committee has discussed with the independent registered public accounting firm its independence from Vistaprint. The Audit Committee also considered whether the provision of other, non-audit related services referred to under the heading "Independent Registered Public Accounting Firm Fees and Other Matters" under Proposal 8 is compatible with maintaining the independence of our registered public accounting firm.

Based on its discussions with, and its review of the representations and information provided by, management and Ernst & Young LLP, the Audit Committee recommended to the Supervisory Board that the audited consolidated financial statements be included in Vistaprint's Annual Report on Form 10-K for the fiscal year ended June 30, 2011. The Audit Committee and Supervisory Board also have selected, subject to appointment by the shareholders, Ernst & Young LLP as Vistaprint's independent registered public accounting firm for the fiscal year ending June 30, 2012.

This Audit Committee Report is not incorporated by reference to any of our previous or future filings with the SEC, unless any such filing explicitly incorporates this Report.

Audit Committee of the Supervisory Board
John J. Gavin, Jr., *Chairman*
Louis R. Page
Richard T. Riley

Certain Relationships and Related Transactions

Policies and Procedures for Related Party Transactions

We have a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are a participant, the amount involved exceeds $25,000, and a related person has a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. A related person is any person who is or was a member of our Management Board or Supervisory Board at any time since the beginning of our most recently completed fiscal year, the beneficial holder of more than 5% of any class of our voting securities, or an immediate family member of anyone described in this sentence.

All related person transactions that we propose to enter into must be reported to our General Counsel, and whenever practicable, our Audit Committee will review and approve the proposed transaction in accordance with our policy, before the transaction becomes effective or is consummated. If our General Counsel determines that advanced approval of a related person transaction is not practicable under the circumstances, then our Audit Committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the Audit Committee, or at the next meeting after the date that the related person transaction comes to the attention of our General Counsel. Our General Counsel may also present a related person transaction that arises between Audit Committee meetings to the Audit Committee chair, who will review and may approve the related person transaction, subject to ratification by the full Audit Committee at its next meeting.

In addition, the Audit Committee will review annually any previously approved or otherwise already existing related person transaction that is ongoing in nature to ensure that such related person transaction has been conducted in accordance with the Audit Committee's previous approval, if any, and that all required disclosures regarding the related person transaction are made.

When considering a proposed related person transaction, the Audit Committee will review and consider, to the extent appropriate for the circumstances:

- the related person's interest in the related person transaction;
- the approximate dollar value of the amount involved in the related person transaction;
- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;
- whether the transaction was undertaken in the ordinary course of business;
- whether the transaction with the related person is entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to us of, the transaction; and
- any other information regarding the related person transaction or the related person that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee will review all relevant information available to it about the related person transaction. The Audit Committee may approve or ratify the related person transaction only if the Committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The Committee may, in its sole discretion, impose conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

Related Party Transaction

During fiscal 2011, there was one related party transaction, as defined under SEC rules: Katryn Blake's brother-in-law has been an employee of Vistaprint since 2007, and he received cash compensation of approximately $147,000 for fiscal 2011. Because this relationship pre-exists Ms. Blake's promotion to executive officer, the Audit Committee did not review the transaction.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy

Our success depends on our ability to attract and retain top talent, and to motivate that talent to achieve outstanding short- and long-term performance. We seek to build a strong leadership team that shares a compelling, common vision for our future, that is capable of leading the organization to achieve aggressive financial and operational targets, and that will identify and execute opportunities to profitably expand our business.

Accordingly, our Compensation Committee, which oversees the compensation program of our executive officers, designed an executive compensation program that is intended to:

- provide an overall level of compensation that is competitive with the compensation levels of companies of similar size, complexity, revenue and growth potential to Vistaprint;
- reflect the desired caliber, level of experience and performance of our executive team; and
- pay commensurate with Vistaprint's performance, with total compensation weighted heavily toward performance-based compensation that is tied to operating or stock performance.

Compensation Guiding Principles

Our compensation philosophy is based on the following guiding principles:

- Enable us to attract and retain superior talent.
- Provide desirable incentives to motivate people toward their highest performance.
- Reward extraordinary performance with compensation that is correspondingly above peer averages. Conversely, provide mechanisms that result in compensation below peer averages in the absence of extraordinary performance.
- Promote fair and equitable treatment relative to rewards, considering both internal and external comparisons.
- Link the amount of variable compensation and an individual's ability to influence performance outcomes.
- Align executive and long-term shareholder interests by structuring our compensation program to reward long-term shareholder value creation and mitigate the focus on short-term share price and other near-term metrics.
- Evaluate and refine our compensation program in light of our strategic direction and life-cycle stage, the practices of peers and the overall affordability of compensation packages.

Compensation Committee Approach

Each year, the Compensation Committee conducts a review of our executive compensation program, which includes a review and detailed competitive analysis performed by an independent compensation consultant. The Compensation Committee engaged the firm Towers Watson as its compensation consultant in fiscal year 2011 and manages the relationship with the firm. During fiscal 2011, Towers Watson provided the compensation consulting services described below and did not provide any other services to Vistaprint besides compensation consulting services:

- Competitive analysis and recommendations to the Compensation Committee with respect to the compensation of our executive officers;
- Competitive analysis and recommendations to our Compensation Committee and Chief Executive Officer with respect to the compensation of members of our senior management team who are not executive officers;
- Competitive analysis and recommendations to our Compensation Committee with respect to the compensation of our Supervisory Board members; and
- Detailed equity utilization analysis comparing the number of shares that Vistaprint grants per year pursuant to equity compensation awards and the number of shares subject to outstanding equity compensation awards and available for grant under our equity compensation plans with both our primary and aspirational peer groups, to assist the Compensation Committee in setting our practices of granting equity to our employees.

Under the Compensation Committee's direction, Towers Watson analyzed our executive officers' actual and target compensation against the executive compensation practices of two peer groups of companies. Towers Watson developed, with Compensation Committee oversight, a "primary" comparison peer group consisting of publicly traded firms that have characteristics that are currently comparable to Vistaprint or comparable to where Vistaprint expects to be in the near future: Annual revenue in the range of $750 million to $2 billion, in Vistaprint's general industry, experiencing high growth, and market capitalization between $1.7 billion and $4.4 billion. For fiscal 2011, the primary peer group consisted of Ansys, Inc., Cadence Design Systems Inc., Compuware Corporation, CoreLogic, Inc., DST Systems Inc., Equinix, Inc., FactSet Research Systems Inc., Genpact Ltd., Global Payments Inc., GSI Commerce Inc., IAC/InterActiveCorp., Jack Henry & Associates Inc., Monster Worldwide, Inc., Nuance Communications, Inc., Open Text Corp., Parametric Technology Corporation, Quest Software Inc., Rackspace Hosting, Inc., Sohu.com Inc., Solera Holdings Inc., Tibco Software, Inc., Total System Services, Inc. and VeriFone Systems, Inc. In addition to publicly available compensation information about the primary peer group companies, Towers Watson also used published compensation surveys to validate the primary peer group data.

Towers Watson also developed a second "aspirational" comparison peer group assuming annual revenues, industry, growth rates and market capitalizations comparable to Vistaprint in the future if Vistaprint were to achieve its current business objectives. The Compensation Committee uses this aspirational peer group to help forecast future compensation trends that may be applicable to us if we experience growth rates that are in line with our expectations.

Based on Vistaprint's compensation philosophy described above and its analysis of the compensation data of our primary and aspirational peer groups, Towers Watson provided recommendations to the Compensation Committee with respect to the compensation of our executive officers. In determining the compensation of our executive officers for fiscal year 2011, the Compensation Committee considered the competitive analysis and recommendations of Towers Watson, as well as detailed tally sheets summarizing the officers' current and historical compensation.

The Compensation Committee generally seeks to ensure that our executive compensation program is competitive to help us attract and retain superior talent. The Compensation Committee's philosophy on competitive compensation is to base our named executive officers' target total cash and equity compensation in the 75th to 80th percentile range of our primary peer group and then apply the Committee's discretion to take into account a range of factors such as general economic conditions, the internal equity of compensation among our executives, each executive officer's role in the organization, his or her experience within the role, any promotion to a new role and individual performance. The Committee does not assign specific weights to particular factors but considers them together in determining compensation.

Fiscal 2011 was an unusual year in that four of the six individuals listed in the Summary Compensation Table below, to whom we refer as our named executive officers, were promoted during the fiscal year (Ms. Blake, Ms. Cebula and Messrs. Ruotolo and Teunissen), and one of our named executive officers, Mr. Giannetto, resigned as an executive officer in March 2011 and remained as a Vistaprint employee in a non-executive capacity until June 30, 2011. The total cash and equity compensation of our Chief Executive Officer, Mr. Keane, whose role did not change during fiscal 2011, was within the 75th to 80th percentiles of our primary peer group, in line with the philosophy described above. Similarly, when determining the compensation levels of the four executive officers who received promotions, the Compensation Committee increased their base salaries and annual cash incentives to be in line with the base salaries and annual bonuses that our peer companies paid for similar roles. However, each newly promoted executive officer also received special equity compensation grants in connection with his or her promotion that resulted in total compensation for fiscal 2011 that was above market in comparison with our peer companies. The purposes of the special equity compensation grants were to recognize and reward each executive for his or her work that led to the promotion and to retain each executive and align his or her interests with those of our shareholders over the long term, through a four-year vesting schedule for each award.

Compensation Components for Executives

The principal elements of our executive compensation program for executive officers are base salary, annual cash incentive awards, long-term cash incentive awards, share options and restricted share units. The annual cash incentive component of the executive compensation program emphasizes Vistaprint's achievement of financial objectives in the then-current fiscal year, while the long-term cash incentive awards, share options and restricted share units, to which we refer collectively as our long-term incentive program, focus on both Vistaprint's achievement of longer term financial objectives and the creation of value for our shareholders as reflected in our share price. Executive officers also participate in the standard health and welfare benefits applicable to our employees in their geographic home locations.

In accordance with our compensation philosophy, the Compensation Committee has established a pay-for-performance model for our executive officers, with the total compensation package for fiscal year 2011 weighted heavily toward compensation based on Vistaprint's operating and stock performance. For fiscal 2011, our named executive officers had more than 80% of their total compensation at risk through our annual and long-term cash and equity incentive programs. Our annual and long-term cash incentive programs are dependent on Vistaprint's revenue and earnings per share performance, while our equity incentive programs are dependent on the performance of our share price. Attainment of the annual and long-term cash incentives are based on financial goals that the Compensation Committee believes are highly challenging, but achievable. The equity incentive program is designed to incent our executives to create long-term shareholder value.

Annual Compensation

Base Salary

We use base salary to recognize the experience, skills, knowledge and responsibilities of all employees, including our executive officers. Under our pay-for-performance philosophy, the compensation of our employees at higher levels in the organization is generally more heavily weighted towards variable compensation based on our performance, and base salary generally accounts for a smaller portion of these employees' total compensation packages. Conversely, employees at lower levels in the organization generally receive more of their compensation in the form of base salary and less in the form of variable compensation.

The Compensation Committee established base salary compensation levels for executive officers based on external market data and our overall compensation philosophy. To establish base salaries for fiscal year 2011, the Committee reviewed Towers Watson's recommendations with respect to the salary compensation of officers with comparable qualifications, experience and responsibilities at companies in the primary peer group. In addition to external market data, the Committee also considered the executive's role in the organization, experience within the role, individual performance and internal equity in determining individual base salary levels. The Committee does not assign specific weights to particular factors but considers them together in determining base salaries.

Based on its review, the Compensation Committee determined the fiscal 2011 base salaries of our named executive officers as follows:

- For fiscal 2011, to further reinforce our pay-for-performance philosophy, we reallocated Mr. Keane's compensation to reduce his base salary by 20% from fiscal 2010 and proportionately increased his annual incentive compensation target, for which the actual compensation he receives varies based on our performance with respect to constant currency revenue and earnings per share goals.
- Ms. Cebula was promoted to Chief Operating Officer during fiscal 2011, and we increased her base salary by almost 9% from fiscal 2010 commensurate with her new position.
- Ms. Blake and Messrs. Ruotolo and Teunissen were promoted and newly appointed as executive officers during fiscal 2011, and their base salaries increased commensurate with their new positions. We increased the base salaries of Ms. Blake and Mr. Ruotolo by approximately 10% over their fiscal 2010 levels, and we increased Mr. Teunissen's base salary by approximately 18% over his fiscal 2010 level.
- Mr. Giannetto's base salary for fiscal 2011 increased modestly from fiscal 2010, by approximately 5%, to maintain his salary at a competitive rate. Mr. Giannetto resigned as an executive officer of Vistaprint in March 2011 and remained a Vistaprint employee in a non-executive capacity until June 30, 2011.

You can find more information on our named executive officers' salaries in the Summary Compensation Table below.

Annual Cash Incentive

The Compensation Committee grants annual cash incentive awards to our executive officers, pursuant to annual award agreements under the Performance Incentive Plan for Covered Employees approved by our shareholders in November 2009, to provide an incentive to executives to achieve financial goals that are tied to the current fiscal year. The Compensation Committee sets the executive officers' target annual cash incentive levels based on its analysis of comparative data of our primary peer group and on our pay-for-performance philosophy. The Compensation Committee bases the annual cash incentives 50% on Vistaprint's achievement of full-year constant currency revenue goals and 50% on Vistaprint's achievement of full-year earnings per share, or EPS, goals determined by the Compensation Committee based on our annual budget approved by the Supervisory Board. The Compensation Committee believes these goals are highly challenging, yet achievable. For purposes of calculating these annual incentives, the Compensation Committee defines "constant currency revenue" as consolidated net revenue for Vistaprint and its subsidiaries for the fiscal year, adjusted to use the same currency exchange rates as set forth in Vistaprint's budget for the fiscal year. "Earnings per share" is defined as earnings per share, on a fully diluted basis for the results of Vistaprint's operations on a consolidated basis for the fiscal year, calculated in accordance with U.S. generally accepted accounting principles with some exclusions for income or expenses relating to specific unusual events.

As set forth in each annual award agreement with our executive officers, the actual amount paid for the annual cash incentives for each fiscal year is calculated as follows:

- The annual incentive payout is a percentage of the target award for each executive, listed in the table below, where the payout percentage equals (0.5 X Revenue Target Percentage$^{\wedge 0.5}$ + 0.5 X EPS Target Percentage$^{\wedge 0.5}$)$^{\wedge 19.2}$. The Revenue Target Percentage and EPS Target Percentage are calculated by dividing the actual amounts for the fiscal year by the goals determined by the Compensation Committee.
- If either Vistaprint's actual constant currency revenue or actual EPS is less than 90% of the goal, then the annual payout would be zero even if the other goal were achieved.
- The payout percentage is capped at a maximum of 250%.

Fiscal Year 2011 annual cash incentives

For fiscal 2011, we achieved constant currency revenue of $769.3 million and adjusted EPS of $1.877, as compared to our constant currency revenue goal of $805.0 million and our EPS goal of $1.77 to $1.83 (calculated using $1.80 as the target). Accordingly, our executive officers were entitled to receive annual cash incentive payouts of 98.8% of their target levels. However, because of their promotions to executive officer positions during fiscal 2011, the payouts that Ms. Blake and Mr. Ruotolo received were slightly less than 98.8%, and Mr. Teunissen's payout was slightly more. Following their promotions, each of these executives received pro-rata increases in their target annual incentive payments for the remainder of the year, which increases are included in the amounts in the "Target Annual Incentive" column in the table below. Because Ms. Blake and Messrs. Ruotolo and Teunissen were not executive officers at the beginning of the fiscal year, we paid their 2011 annual cash incentives in four quarterly installments, which is our standard annual incentive payment methodology for non-executive officer employees and includes the application of a company-wide payout percentage adjustment in the fourth quarter to reflect actual company performance for the fiscal year. As a result of the application of this standard payment methodology to their pro-rated quarterly incentive installments, the total annual incentives paid to Ms. Blake and Mr. Ruotolo for fiscal 2011, as reflected in the "Actual Annual Incentive Paid" column below, equaled 98.3% of their targets, and the total annual incentive paid to Mr. Teunissen equaled 101.0% of his target, rather than the company-wide level of 98.8%. These differences were consistent with the percentage differences attributable to other quarterly incentive payment recipients who joined Vistaprint or received a pro-rated incentive pay increase during the fiscal year.

The following table sets forth the target and actual cash incentives for our named executive officers for fiscal 2011:

Name	Target Annual Incentive ($)	Actual Annual Incentive Paid ($)
Robert S. Keane	€ 396,732	€ 391,971
Katryn Blake	$ 203,699	$ 200,287
Wendy M. Cebula	$ 357,137	$ 352,851
Nicholas Ruotolo	$ 203,699	$ 200,287
Ernst J. Teunissen	€ 120,096	€ 121,318
Michael Giannetto	$ 240,000	$ 237,120

Long-Term Incentive Program

Overview and Background

Our long-term incentive program is designed to focus our executives and employees on long-term performance and value creation for the company and our shareholders. The Compensation Committee, with recommendations from Towers Watson, determines the mix among our three long-term incentive vehicles — which are share options, restricted share units and long-term cash incentives — for our executives and employees.

Share Options and Restricted Share Units for Executives

The Compensation Committee works with Towers Watson to analyze the market practices of our primary peer group to determine competitive equity awards and to calculate the grant value that would result in target total cash and equity compensation for our named executive officers in the 75th to 80th percentile range of our primary peer group. In addition, the Compensation Committee takes into account the internal equity of compensation among our executive officers, the officers' past performance, the importance of retaining their services, any promotions to new roles and the potential for their performance to help us attain long-term goals. The Committee does not assign specific weights to particular factors but considers them together in determining equity compensation.

In general, we grant equity compensation to our executive officers in the form of share options and restricted share units that vest over a four-year period. The Compensation Committee believes that granting equity awards is an effective way to motivate our executives to manage the company in a manner that is consistent with the long-term interests of both the company and our shareholders, with equity awards generating returns for our executives and employees as our share price increases. Our share options and restricted share units also provide us with an important retention tool, as the equity grants vest over a four-year period only if the officer continues to be employed by us on each vest date. The exercise price of all share options we grant is 100% of the fair market value on the date of grant.

In fiscal 2011, we granted equity compensation awards to Mr. Keane, our Chief Executive Officer whose role did not change during the year, that were designed to result in total cash and equity compensation in the 75th to 80th percentile range of our primary peer group, in line with the philosophy described above. However, Ms. Blake, Ms. Cebula and Messrs. Ruotolo and Teunissen, who were promoted to new executive roles within the fiscal year, received special equity compensation awards in connection with their promotions that resulted in total compensation that was above the market in comparison with our peer companies. These special equity awards were designed to recognize and reward each executive for his or her work that led to the promotion and to retain each executive and align his or her interests with those of our shareholders over the long term. Because Mr. Giannetto resigned as an executive officer in March 2011, he did not receive any equity compensation awards during fiscal 2011.

Timing of Equity Grants

We grant equity awards to our executive officers annually in conjunction with our review of their individual performance and the independent consultant's compensation study. We generally conduct this review at the regularly scheduled meeting of the Compensation Committee held in the fourth quarter of each fiscal year. Accordingly, grants made in fiscal 2011 were approved at the May 2011 Compensation Committee meeting. We typically make restricted share unit grants to employees who are not executive officers during our first fiscal quarter after the conclusion of our performance review cycle in July of each year.

Long-Term Cash Incentive Compensation

The Compensation Committee grants long-term cash incentive awards to our executive officers pursuant to four-year award agreements under the Performance Incentive Plan for Covered Employees approved by our shareholders in November 2009. The long-term cash incentive awards reflect our pay-for-performance culture and philosophy and are intended to enhance our ability to manage the number of shares available under our equity compensation plans and to balance the focus on stock price appreciation created through equity awards with cash awards based on the achievement of financial metrics that drive long-term company and shareholder value creation.

Each long-term cash incentive award under the plan has a performance cycle of four fiscal years, and each executive officer is eligible to receive 25% of his or her target total award for each fiscal year in the performance cycle. At the beginning of each four-year performance cycle, the Compensation Committee develops performance goals for each fiscal year within that specific cycle. We granted long-term cash incentive awards to our named executive officers in fiscal 2010 and fiscal 2011 with performance goals based on Vistaprint's achievement of EPS targets expressed as dollar values in the low, medium and upper ranges. The Compensation Committee uses the same definition of EPS for purposes of the long-term cash incentive awards as it does for the annual cash incentive awards described above. We measure performance on an annual basis and make payments for each fiscal year in the performance cycle based on the level of goal achievement for that fiscal year. Actual payout levels can range from 0% to 250% of target award depending on the year.

Fiscal 2011 long-term cash incentives

2010-2013 Awards Granted in Fiscal Year 2010. Under the long-term cash incentive awards that the Compensation Committee granted in fiscal 2010, each named executive officer is eligible to receive 25% of his or her total award for each of our fiscal years ending June 30, 2010, 2011, 2012 and 2013 based on our achievement of EPS goals for each fiscal year. As set forth in the 2010-2013 award agreements with our executive officers, our EPS goals were as follows:

- Our low EPS goal for fiscal 2011 was $1.46, which would have resulted in a payout of 50% of the named executive officers' targets for that year;
- Our medium EPS goal for fiscal 2011 was $1.72, which would have resulted in a payout of 100% of the named executive officers' targets for that year; and
- Our upper EPS goal for fiscal 2011 was $1.99, which would have resulted in a payout of 160% of the named executive officers' targets for that year.

Because our actual EPS for fiscal 2011, calculated in accordance with U.S. generally accepted accounting principles, was $1.827, which was between the medium and upper ranges of our EPS goals, we paid 123.8% of target levels to our executive officers based on the formula set forth in their agreements.

2011-2014 Awards Granted in Fiscal Year 2011. Under the long-term cash incentive awards that the Compensation Committee granted in fiscal 2011, each named executive officer is eligible to receive 25% of his or her total award for each of our fiscal years ending June 30, 2011, 2012, 2013 and 2014 based on our achievement of EPS goals for each fiscal year. As set forth in the 2011-2014 award agreements with our executive officers, our EPS goals were as follows:

- Our low EPS goal for fiscal 2011 was $1.67, which would have resulted in a payout of 50% of the named executive officers' targets for that year;
- Our medium EPS goal for fiscal 2011 was $1.80, which would have resulted in a payout of 100% of the named executive officers' targets for that year; and
- Our upper EPS goal was $1.93, which would have resulted in a payout of 130% of the named executive officers' targets for that year.

Our actual EPS for fiscal 2011, calculated in accordance with U.S. generally accepted accounting principles, was $1.827, and the 2011-2014 award agreements required the Compensation Committee to adjust the EPS performance for purposes of the agreements to exclude expenses relating to a legal settlement. The adjusted EPS was $1.877, which was between the medium and upper ranges of our EPS goals, and we therefore paid 117.8% of target levels to our executive officers based on the formula set forth in their agreements.

The table below shows the amounts paid to our named executive officers for fiscal 2011 under each of their four-year awards; some of the totals may not add exactly due to rounding:

	2010-2013 Awards		2011-2014 Awards		
Name	**Target Fiscal 2011 Incentive ($)**	**Actual Fiscal 2011 Incentive Paid (123.8% of Target) ($)**	**Target Fiscal 2011 Incentive ($)**	**Actual Fiscal 2011 Incentive Paid (117.8% of Target) ($)**	**Total Payment Under Both Four-Year Awards ($)**
Robert S. Keane	$234,375	$290,156	$140,625	$165,656	$455,813
Katryn Blake	$ 75,000	$ 92,850	$ 80,000	$ 94,240	$187,090
Wendy M. Cebula	$140,000	$173,320	$100,000	$117,800	$291,120
Nicholas Ruotolo	$ 62,500	$ 77,375	$ 80,000	$ 94,240	$171,615
Ernst J. Teunissen(1)	—	—	$ 30,000	$ 35,340	$ 35,340
Michael Giannetto	$110,000	$136,180	$ 88,750	$104,548	$240,728

(1) Mr. Teunissen did not receive a 2010-2013 long-term cash incentive award.

Benefit Programs

The Compensation Committee has chosen to provide executive officers with the same health and welfare benefits provided to other employees based in the same geographic location. The Compensation Committee believes that all employees based in the same geographic location should have access to similar levels of health and welfare benefits. As such, executive officers have the opportunity to participate in the same medical, dental, vision, and disability plans, group life and accidental death and disability insurance and other benefit plans as those offered to all other employees based in the same geographic location. U.S. based employees may also participate in a 401(k) plan that provides a company match of up to 50% on the first 6% of the participant's eligible compensation that is contributed, subject to certain limits under the U.S. Internal Revenue Code, with company matching contributions vesting over a four-year period.

Perquisites

In general, executives are not entitled to benefits that are not otherwise available to all other employees who work in the same geographic location. We do, however, have arrangements with some of our named executive officers to reimburse them for living and relocation expenses relating to their work outside of their home countries. You can find more information about these arrangements in the Summary Compensation Table of this proxy statement.

Executive Retention and Other Agreements

We have entered into executive retention agreements with all of our executive officers. Under the executive retention agreements, if we terminate an executive officer's employment without cause (as defined in the agreements) or the executive terminates his or her employment for good reason (as defined in the agreements) before a change in control of Vistaprint or within one year after a change in control (as defined in the agreements), then the executive is entitled to receive:

- A lump sum severance payment equal to two years' salary and bonus, in the case of Mr. Keane, or one year's salary and bonus, in the case of the other executive officers. These severance payments are based on the executive's then current base salary plus the greater of (1) the target bonus for the then current fiscal year, or (2) the target bonus for the then current fiscal year multiplied by the average actual bonus payout percentage for the previous three fiscal years.
- With respect to any outstanding annual incentive award under our Performance Incentive Plan, a pro rata portion, based on the number of days from the beginning of the then current fiscal year until the date of termination, of his or her target incentive for the fiscal year multiplied by the average actual payout percentage for the previous two fiscal years. If there is no change in control of Vistaprint during the fiscal year, this pro rata portion is capped at the actual amount of annual incentive that the executive would have received had he or she remained employed by Vistaprint through the end of the fiscal year.
- With respect to any outstanding multi-year award under our Performance Incentive Plan, a pro rata portion, based on the number of days from the beginning of the then current performance period until the date of termination, of his or her mid-range target incentive for the then current performance period multiplied by the average actual payout percentage for the previous two fiscal years. If there is no change in control of Vistaprint during the applicable performance period, this pro rata portion is capped at the actual amount of incentive for the performance period that the executive would have received had he or she remained employed by Vistaprint through the end of the performance period.
- The continuation of all other employment-related benefits for two years after the termination in the case of Mr. Keane, or one year after the termination in the case of our other named executive officers.

The executive retention agreements also provide that, upon a change in control of Vistaprint, all equity awards granted to each executive officer will accelerate and become fully vested; each executive's multi-year incentive awards under our Performance Incentive Plan will accelerate such that the executive will receive the mid-range target bonus for the then current performance period and each performance period after the change in control; and each executive will receive a pro rata portion, based on the number of days in the fiscal year before the change in control, of his or her target annual incentive award for that fiscal year.

In addition, if after a change in control Vistaprint's successor terminates the executive without cause, or the executive terminates his or her employment for good reason (as defined in the agreements), then each of the executive's equity awards remains exercisable until the earlier of one year after termination or the original expiration date of the award. If an executive is required to pay any excise tax pursuant to Section 280G of the U.S. Internal Revenue Code of 1986, as amended, as a result of compensation payments made to him or her, or benefits obtained by him or her (including the acceleration of equity awards) resulting from a change in ownership or control of Vistaprint, we are required to pay the executive an amount, referred to as a gross-up payment, equal to the amount of such excise tax plus any additional taxes attributable to such gross-up payment. However, if reducing the executive's compensation payments by up to $50,000 would eliminate the requirement to pay an excise tax under Section 280G of the Code, then Vistaprint has the right to reduce the payment by up to $50,000 to avoid triggering the excise tax and thus avoid providing gross-up payments to the executive.

The following table sets forth information on the potential payments to named executive officers upon their termination or a change in control of Vistaprint, assuming that a termination or change in control took place on June 30, 2011.

Name	Cash Payment ($)(1)	Accelerated Vesting of Share Options ($)(2)	Accelerated Vesting of Restricted Share Units ($)(3)	Welfare Benefits ($)(4)	Tax Gross-Up Payment ($)(5)	Total ($)
Robert S. Keane						
• Termination Without Cause or With Good Reason	2,339,537	—	—	36,329	—	2,375,866
• Change in Control	890,625	2,074,641	3,839,340	—	—	6,804,606
• Change in Control w/ Termination Without Cause or With Good Reason	3,230,162	2,074,641	3,839,340	36,329	1,630,407	10,810,879
Katryn Blake						
• Termination Without Cause or With Good Reason	601,580	—	—	23,141	—	624,721
• Change in Control	390,000	158,832	2,864,397	—	—	3,413,229
• Change in Control w/ Termination Without Cause or With Good Reason	991,580	158,832	2,864,397	23,141	—	4,037,950
Wendy M. Cebula						
• Termination Without Cause or With Good Reason	906,182	—	—	19,898	—	926,080
• Change in Control	580,000	379,469	4,561,684	—	—	5,521,153
• Change in Control w/ Termination Without Cause or With Good Reason	1,486,182	379,469	4,561,684	19,898	—	6,447,233

Name	Cash Payment ($)(1)	Accelerated Vesting of Share Options ($)(2)	Accelerated Vesting of Restricted Share Units ($)(3)	Welfare Benefits ($)(4)	Tax Gross-Up Payment ($)(5)	Total ($)
Nicholas Ruotolo						
• Termination Without Cause or With Good Reason	619,745	—	—	19,808	—	639,553
• Change in Control	365,000	158,832	2,830,328	—	—	3,354,160
• Change in Control w/ Termination Without Cause or With Good Reason	984,745	158,832	2,830,328	19,808	—	3,993,713
Ernst J. Teunissen						
• Termination Without Cause or With Good Reason	510,983	—	—	5,230	—	516,213
• Change in Control	90,000	—	2,064,967	—	—	2,154,967
• Change in Control w/ Termination Without Cause or With Good Reason	600,983	—	2,064,967	5,230	—	2,671,180
Michael Giannetto(6)						
• Termination Without Cause or With Good Reason	671,760	—	—	20,182	—	691,942
• Change in Control	486,250	—	1,532,827	—	—	2,019,077
• Change in Control w/ Termination Without Cause or With Good Reason	1,158,010	—	1,532,827	20,182	—	2,711,019

(1) Amounts in this column for Termination Without Cause or With Good Reason represent severance amounts payable under the executive retention agreements, and amounts in this column for Change in Control represent the acceleration of cash incentive awards. The amounts of the incentive awards included in these amounts were calculated based on the target amounts payable if Vistaprint had met its targets for the applicable periods. Cash incentive awards that the named executive officers earned as of June 30, 2011 irrespective of a termination without cause or change in control have been excluded.

(2) Amounts in this column represent the value of share options upon the triggering event described in the first column. The value of share options is based on the difference between the exercise price of the options and $47.85 per share, which was the closing price of our ordinary shares on the NASDAQ Global Select Market on June 30, 2011.

(3) Amounts in this column represent the value of restricted share units upon the triggering event described in the first column, based on $47.85 per share, which was the closing price of our ordinary shares on June 30, 2011.

(4) Amounts reported in this column represent the estimated cost of providing employment related benefits during the period the named executive officer is eligible to receive those benefits under the executive retention agreements, which is two years for Mr. Keane and one year for the other named executive officers.

(5) Amounts in this column are estimates based on a number of assumptions and do not necessarily reflect the actual amounts of tax gross-up payments that the named executive officers would receive.

(6) Mr. Giannetto resigned as an executive officer of Vistaprint in March 2011 and remained a Vistaprint employee in a non-executive capacity until June 30, 2011.

We have also entered into indemnification agreements with our executive officers that provide the executives with indemnification for actions they take in good faith as members of the Management Board.

The Role of Company Executives in the Compensation Process

Although the Compensation Committee manages and makes decisions about the compensation process, the Committee also takes into account the views of our Chief Executive Officer, who makes initial recommendations with respect to executive officers other than himself. Other employees of Vistaprint also participate in the preparation of materials presented to or requested by the Compensation Committee for use and consideration at Compensation Committee meetings.

Share Ownership Guidelines

In May 2011, we instituted share ownership guidelines for all of our executive officers and members of our Supervisory Board. The guidelines require our executive officers and supervisory directors to hold Vistaprint equity, including ordinary shares they hold directly or indirectly, unvested restricted share units and vested, unexercised, in-the-money share options, with a value, based on the two-year trailing average of the closing prices of Vistaprint's ordinary shares on the NASDAQ Global Select Market, equal to or greater than a multiple of the executive officer's annual base salary or the supervisory director's annual retainer, as follows:

- Chief Executive Officer: 5 times annual base salary
- Chief Operating Officer: 4 times annual base salary
- Other executive officers: 3 times annual base salary
- Supervisory directors: 5 times Supervisory Board annual cash retainer

Each executive officer and supervisory director has until June 30, 2015 to comply with the share ownership guidelines, and our expectation is that each individual would accumulate at least 25% of his or her required equity value each year.

Section 162(m)

The United States Internal Revenue Service, pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and to each other named executive officer (other than the chief financial officer) whose compensation is required to be reported to our shareholders pursuant to SEC rules by reason of being among our three most highly paid executive officers. This deduction limitation can apply to compensation paid by U.S. subsidiaries of Vistaprint. Qualifying performance-based compensation is not subject to the deduction limitation if certain requirements are met.

The Compensation Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the Section 162(m) limitation when it believes that such payments are appropriate and in the best interests of Vistaprint and its shareholders, after taking into account business conditions or the officer's performance. Although the Compensation Committee considers the impact of Section 162(m) when administering Vistaprint's compensation plans, it does not make decisions regarding executive compensation based solely on the expected tax treatment of such compensation. As a result, the Compensation Committee may deem it appropriate at times to forego qualified performance-based compensation under Section 162(m) in favor of awards that may not be fully tax-deductible by Vistaprint's subsidiaries.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on the Compensation Committee's review and discussions with management, the Compensation Committee recommended to the Supervisory Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee of the Supervisory Board
George M. Overholser, Chair
Louis R. Page
Peter Gyenes

SUMMARY COMPENSATION TABLES

Summary Compensation Table

The following table summarizes the compensation earned in each of the last three fiscal years or each fiscal year when each individual was serving as an executive officer, whichever is shorter, by:

(i) our principal executive officer;

(ii) our principal financial officer;

(iii) our other three highest paid executive officers for our fiscal year ended June 30, 2011; and

(iv) our former principal financial officer who was no longer an executive officer as of June 30, 2011.

Throughout this proxy statement, we refer to the individuals listed in (i) through (iv) above as our named executive officers.

Name and Principal Position	Year	Salary ($)	Share Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Robert S. Keane(3)	2011	377,554	2,279,968	2,849,983	1,019,859	—	6,527,364
President and Chief Executive Officer	2010	403,906	1,869,544	2,335,590	827,476	38,986	5,475,502
	2009	415,000	600,163	2,400,248	460,650	—	3,876,061
Katryn Blake(4) *Chief Customer Officer and President, Vistaprint North America*	2011	314,058	2,056,282	704,833	387,377	7,350(5)	3,469,900
Wendy M. Cebula	2011	405,596	2,589,944	1,534,692	643,971	7,350(5)	5,181,553
Chief Operating Officer	2010	380,000	797,654	199,297	506,130	7,350	1,890,431
	2009	375,000	746,890	149,346	249,750	6,903	1,527,889
Nicholas Ruotolo(3)(4) *President, Vistaprint Europe*	2011	318,239	2,056,282	704,833	371,902	809,039(6)	4,260,295
Ernst J. Teunissen(3)(4) *Executive Vice President and Chief Financial Officer*	2011	318,978	1,692,633	704,713	209,916	43,170(7)	2,969,410
Michael Giannetto(8)	2011	339,827	—	—	477,848	18,546(9)	836,221
Former Chief Financial Officer	2010	325,000	707,918	176,882	422,875	7,350	1,640,025
	2009	280,000	586,840	117,343	188,700	6,904	1,179,787

(1) The amounts reported in these columns represent a dollar amount equal to the grant date fair value of the stock awards as computed in accordance with FASB ASC Topic 718. You can find the assumptions we

used in the calculations for these amounts in Note 8 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2011.

(2) The amounts reported in this column for fiscal 2010 and 2011 represent the aggregate amounts earned for each such fiscal year under each named executive officer's annual cash incentive award for that fiscal year and the component of each officer's long-term cash incentive awards that is attributable to that fiscal year. You can find more information about the amounts paid for fiscal 2011 to each executive officer under his or her annual and long-term cash incentive awards in the Compensation Discussion and Analysis section of this proxy statement. The amounts reported in this column for fiscal 2009 represent amounts earned under our Executive Officer Bonus Plans for such fiscal year.

(3) We paid the amounts under "Salary," "Non-Equity Incentive Plan Compensation" and "All Other Compensation" to Messrs. Keane, Ruotolo and Teunissen in whole or in part in Euros. For purposes of this table, we converted these executive officers' payments from Euros to U.S. dollars based on the 30-day average currency exchange rate for June 1-30 of the fiscal year to which the payments related. For June 2011 the currency exchange rate we used was 1.439.

(4) Ms. Blake and Mr. Ruotolo were appointed executive officers in November 2010, and Mr. Teunissen was appointed an executive officer in March 2011.

(5) These amounts represent our matching contributions under Vistaprint USA's 401(k) deferred savings retirement plan.

(6) $636,643 of this amount represents reimbursements and payments for foreign allowances, children's tuition, transportation and local Spanish taxes in connection with Mr. Ruotolo's expatriate assignment to our Barcelona office; $165,046 of this amount represents tax gross-up amounts relating to the expatriate payments; and $7,350 of this amount represents our matching contributions under Vistaprint USA's 401(k) deferred savings retirement plan. We made the expatriate payments in Euros and converted the amounts to U.S. dollars for this table based on the currency conversion rate in effect on the date of each payment.

(7) Represents payments of school tuition for Mr. Teunissen's children.

(8) Mr. Giannetto resigned as an executive officer of Vistaprint in March 2011 and remained a Vistaprint employee in a non-executive capacity until June 30, 2011.

(9) $6,522 of this amount represents reimbursements and payments for Mr. Giannetto's spouse to accompany him on a business trip, $4,674 of this amount represents tax gross-up amounts relating to the business trip, and $7,350 of this amount represents our matching contributions under Vistaprint USA's 401(k) deferred savings retirement plan.

Grants of Plan-Based Awards in the Fiscal Year Ended June 30, 2011

The following table contains information about plan-based awards granted to each of our named executive officers during the fiscal year ended June 30, 2011.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Share Awards: Number of Shares or Share Units (2)(#)	All Other Option Awards: Number of Securities Underlying Options (3)(#)	Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value of Share and Option Awards ($)(5)
		Threshold ($)(1)	Target ($)	Maximum ($)				
Robert S. Keane	09/15/2010(6)	0	570,897(7)	1,427,243(8)				
	09/15/2010	0	562,500(9)	1,040,625(10)				
	05/05/2011				42,206	105,240	54.02	5,129,952
Katryn Blake(11)	07/01/2010	0	110,000(7)	275,000(8)				
	07/01/2010	0	320,000(9)	592,000(10)				
	08/11/2010				14,367			436,326
	11/03/2010	0	93,699(7)	234,248(8)				
	11/22/2010				17,552	23,255	41.02	1,199,829
	05/05/2011				16,660	8,308	54.02	1,124,960
Wendy M. Cebula(11)	09/15/2010	0	265,000(7)	662,500(8)				
	09/15/2010	0	400,000(9)	740,000(10)				
	11/03/2010	0	92,137(7)	230,343(8)				
	11/22/2010				35,104	46,511	41.02	2,399,679
	05/05/2011				21,288	21,232	54.02	1,724,957
Nicholas Ruotolo(11)	07/01/2010	0	110,000(7)	275,000(8)				
	07/01/2010	0	320,000(9)	592,000(10)				
	08/11/2010				14,367			436,326
	11/03/2010	0	93,699(7)	234,248(8)				
	11/22/2010				17,552	23,255	41.02	1,199,829
	05/05/2011				16,660	8,308	54.02	1,124,960
Ernst J. Teunissen(11)	07/01/2010(6)	0	122,315(7)	305,788(8)				
	07/01/2010	0	120,000(9)	222,000(10)				
	08/11/2010				2,394			72,706
	03/01/2011				14,726	19,484	48.89	1,199,679
	03/01/2011(6)	0	50,503(7)	126,258(8)				
	05/05/2011				16,660	8,308	54.02	1,124,960
Michael Giannetto	09/15/2010	0	240,000(7)	600,000(8)				
	09/15/2010	0	355,000(9)	656,750(10)				

(1) The amount reported in this column represent the amount that would have been payable under our named executive officers' annual cash incentive and long-term cash incentive awards if we did not meet our minimum constant currency revenue and EPS targets.

(2) The amounts reported in this column represent restricted share units granted under our Amended and Restated 2005 Equity Incentive Plan that vest 25% one year after they are granted and 6.25% per quarter thereafter. As the restricted share units vest, we automatically issue the vested shares to the employee; the employee does not need to exercise them or pay any amount to us for the purchase of the shares.

(3) The amounts reported in this column represent share options granted under our Amended and Restated 2005 Equity Incentive Plan that vest 25% one year after they are granted and 6.25% per quarter thereafter.

(4) The exercise price of our share options equals the closing price of our ordinary shares on the NASDAQ Global Select Market on the date of grant.

(5) The amounts reported in this column represent the grant date fair value for each share-based award computed in accordance with FASB ASC Topic 718. You can find the assumptions we used in the

calculations for these amounts in Note 8 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2011.

(6) The estimated amounts in this row would be payable to Messrs. Keane and Teunissen in Euros. For purposes of this table, we converted these estimated incentive payments from Euros to U.S. dollars at a currency exchange rate of 1.439, based on the 30-day average currency exchange rate for June 1-30, 2011, which was the end of our most recent fiscal year.

(7) These amounts represent target annual cash incentives for our fiscal year ended June 30, 2011, which were based 50% on our achievement of constant currency revenue targets and 50% on our achievement of EPS targets for fiscal 2011. These amounts represent potential payments that our named executive officers would have been eligible to receive under their fiscal 2011 annual cash incentive awards if we had achieved 100% of both our revenue target and our EPS target for fiscal 2011. In fact, we achieved 98.8% of our targets for fiscal 2011, so our executive officers received payments that were less than these amounts. You can find more information on the amounts actually paid to our executive officers under their fiscal 2011 annual cash incentive awards above in the Compensation Discussion and Analysis section of this proxy statement.

(8) These amounts represent the maximum amounts that would have been payable under our named executive officers' annual cash incentive awards for our fiscal year ended June 30, 2011. The payout under our annual cash incentives is capped at 250% of each executive officer's target amount. In fact, based on our achievement of our targets for fiscal 2011, our executive officers received payments that were less than these amounts. You can find more information on the amounts actually paid to our executive officers under their fiscal 2011 annual cash incentive awards above in the Compensation Discussion and Analysis section of this proxy statement.

(9) These amounts represent target long-term cash incentives. Each named executive officer is eligible to receive 25% of his or her total award for each of our fiscal years ending June 30, 2011, 2012, 2013 and 2014 based on our achievement of EPS targets for each fiscal year. The EPS targets are expressed as dollar values in the low, medium and upper ranges. These amounts represent potential aggregate payments that our executive officers would be eligible to receive over four years under their long-term performance awards if we were to achieve the medium range of our EPS targets in each of the four fiscal years covered by the awards. You can find more information on the amounts actually paid to our executive officers for fiscal 2011 under their long-term cash incentive awards above in the Compensation Discussion and Analysis section of this proxy statement.

(10) These amounts represent the maximum amounts payable under our named executive officers' long-term cash incentives. These amounts represent potential aggregate payments that our executive officers would be eligible to receive over four years under their long-term performance awards if we were to achieve the upper range of our EPS targets in each of the four fiscal years covered by the awards. You can find more information on the amounts actually paid to our executive officers for fiscal 2011 under their long-term cash incentive awards above in the Compensation Discussion and Analysis section of this proxy statement.

(11) Ms. Blake, Ms. Cebula and Mr. Ruotolo were promoted in November 2010 and received supplemental grants of annual cash incentives, restricted share units and share options at that time in connection with their promotions. Mr. Teunissen was promoted in March 2011 and received supplemental grants of an annual cash incentive, restricted share units and share options at that time in connection with his promotion.

Outstanding Equity Awards at June 30, 2011

The following table contains information about unexercised share options and unvested restricted share units as of June 30, 2011 for each of our named executive officers.

	Option Awards				Share Awards	
	Number of Securities Underlying Unexercised Options					
Name	(#) Exercisable	(#) Unexercisable	Option Exercise Price (1)($)	Option Expiration Date	Number of Shares or Share Units That Have Not Vested (2)(#)	Market Value of Shares or Share Units That Have Not Vested (3)($)
Robert S. Keane(4)	150,000	—	4.11	01/28/2014		
	700,000	—	12.33	05/31/2015		
	130,050	—	23.31	08/04/2016		
	143,618	—	37.51	05/15/2017		
	249,988	83,330	34.87	05/02/2018		
	73,012	73,016	34.25	05/07/2019		
	24,200	72,600	47.91	05/06/2020		
	—	105,240	54.02	05/05/2021		
					80,237	3,839,340
Katryn Blake	6,259	—	23.31	08/04/2016		
	17,478	—	33.47	08/06/2017		
	—	23,255	41.02	11/22/2020		
	—	8,308	54.02	05/05/2021		
					59,862	2,864,397
Wendy M. Cebula	2,500	—	23.31	08/04/2016		
	22,814	—	37.51	05/15/2017		
	4,542	4,544	34.25	05/07/2019		
	2,065	6,195	47.91	05/06/2020		
	—	46,511	41.02	11/22/2020		
	—	21,232	54.02	05/05/2021		
					95,333	4,561,684
Nicholas Ruotolo	2,672	—	23.31	08/04/2016		
	12,097	—	33.47	08/06/2017		
	—	23,255	41.02	11/22/2020		
	—	8,308	54.02	05/05/2021		
					59,150	2,830,328
Ernst J. Teunissen	—	19,484	48.89	03/01/2021		
	—	8,308	54.02	05/05/2021		
					43,155	2,064,967
Michael Giannetto	1,000	—	47.91	05/06/2020		

(1) Each share option has an exercise price equal to the fair market value of our ordinary shares on the date of grant and becomes exercisable, so long as the named executive officer continues to be employed with us, as to 25% of the shares subject to the option after one year and 6.25% per quarter thereafter. Each share option expires 10 years after the date on which it was granted.

(2) So long as the named executive officer continues to be employed with us, each restricted share unit vests, and the vested shares are issued to the named executive officer, as to 25% of the shares subject to the unit after one year and 6.25% per quarter thereafter.

(3) The market value of the restricted share units is determined by multiplying the number of restricted share units by $47.85 per share, which was the closing price of our ordinary shares on the NASDAQ Global Select Market on June 30, 2011.

(4) Mr. Keane has transferred all of his outstanding awards to his Trusts.

Option Exercises and Shares Vested in the Fiscal Year Ended June 30, 2011

The following table contains information about option exercises and vesting of restricted share units on an aggregated basis during fiscal 2011 for each of our named executive officers.

	Option Awards		Share Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (1)($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (2)($)
Robert S. Keane	—	—	14,134	718,044
Katryn Blake	—	—	10,331	473,186
Wendy M. Cebula	50,900	939,539	25,164	1,170,760
Nicholas Ruotolo	—	—	9,778	447,314
Ernst J. Teunissen	—	—	5,625	235,063
Michael Giannetto	28,950	410,790	20,360	950,075

(1) Represents the net amount realized from all option exercises during fiscal 2011. In cases involving an exercise and immediate sale, the value was calculated on the basis of the actual sale price. In cases involving an exercise without immediate sale, the value was calculated on the basis of our closing sale price of our ordinary shares on the NASDAQ Global Select Market on the date of exercise.

(2) The value realized on vesting of restricted share units is determined by multiplying the number of shares that vested by the closing sale price of our ordinary shares on the NASDAQ Global Select Market on the vesting date.

COMPENSATION OF SUPERVISORY BOARD MEMBERS

The following contains information with respect to the compensation earned by our supervisory directors in the fiscal year ended June 30, 2011:

Name	Fees Earned or Paid in Cash ($)	Share Awards (1)($)	Option Awards (1)($)	Total ($)
John J. Gavin, Jr.	34,466	109,976	49,978	194,420
Peter Gyenes	43,919	109,976	49,978	203,873
George M. Overholser	34,466	109,976	49,978	194,420
Louis R. Page	43,919	109,976	49,978	203,873
Richard T. Riley	43,919	109,976	49,978	203,873
Mark T. Thomas	34,466	109,976	49,978	194,420

(1) The value of the share awards equals their grant date fair value as computed in accordance with FASB ASC Topic 718. You can find the assumptions we used in the calculations for these amounts in Note 8 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2011. All share options referenced in this table were granted with an exercise price equal to the closing price of our ordinary shares on the NASDAQ Global Select Market on the date of grant.

Outstanding Equity Awards Held by Supervisory Directors at June 30, 2011

The following table contains information about unexercised share options and unvested restricted share units as of June 30, 2011 for each of our supervisory directors.

	Option Awards				Share Awards	
	Number of Securities Underlying Unexercised Options					
Name	(#) Exercisable	(#) Unexercisable	Option Exercise Price (1)($)	Option Expiration Date	Number of Shares or Share Units That Have Not Vested (1)(#)	Market Value of Shares or Share Units That Have Not Vested (2)($)
John J. Gavin, Jr.	12,018	—	24.32	08/21/2016		
	2,925	—	33.24	11/14/2016		
	2,269	—	46.18	11/02/2017		
	7,956	1,592	15.94	11/07/2018		
	959	960	54.46	11/17/2019		
	407	2,036	40.99	11/12/2020		
					4,396	210,349
Peter Gyenes	13,041	4,348	24.33	02/05/2019		
	959	960	54.46	11/17/2019		
	407	2,036	40.99	11/12/2020		
					4,531	216,808
George M. Overholser	14,500	—	4.11	07/29/2014		
	1,462	—	33.24	11/14/2016		
	1,324	—	46.18	11/02/2017		
	5,569	1,592	15.94	11/07/2018		
	799	960	54.46	11/17/2019		
	407	2,036	40.99	11/12/2020		
					4,396	210,349
Louis R. Page	2,925	—	33.24	11/14/2016		
	2,269	—	46.18	11/02/2017		
	7,956	1,592	15.94	11/07/2018		
	959	960	54.46	11/17/2019		
	407	2,036	40.99	11/12/2020		
					4,396	210,349
Richard T. Riley	30,000	—	4.11	02/01/2015		
	2,925	—	33.24	11/14/2016		
	2,269	—	46.18	11/02/2017		
	7,956	1,592	15.94	11/07/2018		
	959	960	54.46	11/17/2019		
	407	2,036	40.99	11/12/2020		
					4,396	210,349
Mark T. Thomas	2,879	2,879	54.46	11/17/2019		
	407	2,036	40.99	11/12/2020		
					3,384	161,924

(1) Each share option has an exercise price equal to the fair market value of our ordinary shares on the date of grant and becomes exercisable at a rate of 8.33% per quarter over a period of three years from the date of grant, so long as the supervisory director continues to serve as a supervisory director on each such vesting date. Each share option expires 10 years after the date on which it was granted.

(2) The market value of the restricted shares units is determined by multiplying the number of restricted share units by $47.85 per share, which was the closing price of our ordinary shares on the NASDAQ Global Select Market on June 30, 2011.

We use a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve on our Supervisory Board. When we initially set our supervisory directors' compensation, we considered the significant amount of time that supervisory directors expend in fulfilling their duties to Vistaprint, the skill level that we require of members of our Supervisory Board, and competitive compensation data from our peer group.

As described in Proposal 5 of this proxy statement, we are asking our shareholders to approve changes to the annual cash retainer component of the compensation of our Supervisory Board members. If our shareholders do not approve the proposed changes, then the compensation package described below will remain in place.

Fees

In fiscal 2011, each supervisory director received an annual cash retainer of $13,000, payable in quarterly installments, plus $3,000 for each regularly scheduled meeting of our Supervisory Board that the director physically attended and $10,000 annually for each committee on which the supervisory director served. Supervisory directors are also reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of our Supervisory Board and its committees.

Equity Grants

On the date of each annual general meeting, each supervisory director receives two equity grants: (i) a share option to purchase a number of ordinary shares having a fair value equal to $50,000, up to a maximum of 12,500 shares, granted under our 2005 Non-Employee Directors' Share Option Plan, as amended; and (ii) restricted share units having a fair value equal to $110,000. Historically, we granted the restricted share units under our Amended and Restated 2005 Equity Incentive Plan, but since our shareholders approved our new 2011 Equity Incentive Plan in June 2011, in the future we will grant the restricted share units under the 2011 Equity Incentive Plan.

Each newly appointed supervisory director receives two equity grants upon his or her initial appointment to the Supervisory Board: (i) a share option to purchase a number of ordinary shares having a fair value equal to $150,000, up to a maximum of 50,000 shares, granted under our 2005 Non-Employee Directors' Share Option Plan, as amended; and (ii) restricted share units having a fair value equal to $125,000, granted under our Amended and Restated 2005 Equity Incentive Plan. Historically, we granted the restricted share units under our Amended and Restated 2005 Equity Incentive Plan, but since our shareholders approved our new 2011 Equity Incentive Plan in June 2011, in the future we will grant the restricted share units under the 2011 Equity Incentive Plan.

The supervisory directors' options and restricted share units vest at a rate of 8.33% per quarter over a period of three years from the date of grant, so long as the supervisory director continues to serve as a director on each such vesting date. Each option expires upon the earlier of ten years from the date of grant or three months after the supervisory director ceases to serve as a director. The exercise price of the options granted under our 2005 Non-Employee Directors' Share Option Plan, as amended, is the fair market value of our ordinary shares on the date of grant.

For the purposes of determining the number of share options and restricted share units to be granted at each annual general meeting or upon initial appointment, the fair value of each share option and restricted share unit is determined by the Supervisory Board using a generally accepted equity pricing valuation methodology, such as the Black-Scholes model or binomial method for share options, with such modifications as it may deem appropriate to reflect the fair market value of the equity awards. In fiscal year 2011, we used the Black-Scholes model to determine fair market value of share options.

Compensation Committee Interlocks and Insider Participation

During fiscal 2011, Messrs. Gyenes, Overholser and Page served as members of our Compensation Committee. During fiscal 2011, no member of our Compensation Committee was an officer or employee of Vistaprint or of our subsidiaries or had any relationship with us requiring disclosure under SEC rules.

During fiscal 2011, none of our executive officers served as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of any entity that had one or more executive officers serving as a member of our Supervisory Board or Compensation Committee.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of June 30, 2011 about the securities issued or authorized for future issuance under our equity compensation plans.

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by shareholders(1)	2,817,933	$24.63	6,491,968(2)
Equity compensation plans not approved by shareholders	—	—	—
Total	2,817,933	$24.63	6,491,968(2)

(1) Consists of our Amended and Restated 2000-2002 Share Incentive Plan, Amended and Restated 2005 Equity Incentive Plan, 2005 Non-Employee Directors' Share Option Plan and 2011 Equity Incentive Plan. This column does not include an aggregate of 782,184 shares underlying restricted share units that were unvested as of June 30, 2011.

(2) Includes 6,360,354 shares available for future awards under our 2011 Equity Incentive Plan and 131,614 shares available for future awards under our 2005 Non-Employee Directors' Share Option Plan, as amended. No shares are available for future award under our Amended and Restated 2005 Equity Incentive Plan or Amended and Restated 2000-2002 Share Incentive Plan.

CORPORATE INFORMATION

Management Board

Robert Keane
Chairman of the Management Board, President and Chief Executive Officer

Wendy Cebula
Chief Operating Officer

Don Nelson
Chief Information Officer

Nick Ruotolo
President, Vistaprint Europe

Trynka Shineman (Katryn Blake)
President, Vistaprint North America and Chief Customer Officer

Ernst Teunissen
Executive Vice President and Chief Financial Officer

Supervisory Board

John J. Gavin, Jr.
Former Chief Financial Officer, BladeLogic, Inc.

Peter Gyenes
Chairman, Sophos Ltd.

George Overholser
Co-Founder, Third Sector Capital Partners

Louis Page
President and Managing General Partner, Window To Wall Street

Richard Riley*
Chairman and Chief Executive Officer, LoJack Corporation

Mark Thomas
Founder and Managing Partner, Monitor Clipper Partners

*Chairman of the Supervisory Board

Independent Registered Public Accounting Firm

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
USA
Phone: +1-617-266-2000

Corporate Counsel

Stibbe
Stibbetoren
Strawinskylaan 2001
1077 ZZ Amsterdam
The Netherlands
Phone: +31-20-546-06-06

WilmerHale
60 State Street
Boston, MA 02109
USA
Phone: +1-617-526-6000

Transfer Agent

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
USA
Phone: +1-800-962-4284

Financial Information

To request financial documents such as our 10-K for the fiscal year ended June 30, 2011, as filed with the Securities and Exchange Commission, please visit ir.vistaprint.com, call our investor relations line at +1-781-652-6480 or send an email to ir@vistaprint.com.

General Information

Members of the media or others seeking information on the company should contact the public relations department at +1-781-652-6444 or publicrelations@vistaprint.com.

Annual General Meeting of Shareholders

November 3, 2011
Hudsonweg 8
5928 LW Venlo
The Netherlands


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